    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 19, 2001.

                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                          DAL-TILE INTERNATIONAL INC.

             (Exact name of Registrant as specified in its charter)

                DELAWARE                             7834 HAWN FREEWAY                             13-3548809
    (State or other jurisdiction of                 DALLAS, TEXAS 75217                         (I.R.S. Employer
     incorporation or organization)                    (214) 398-1411                         Identification No.)
                                             (Address, including zip code, and
                                                         telephone
                                              number, including area code, of
                                                        registrant's
                                                principal executive offices)

                            ------------------------

                                 JACQUES R. SARDAS
                       PRESIDENT, CHIEF EXECUTIVE OFFICER
                           AND CHAIRMAN OF THE BOARD
                          DAL-TILE INTERNATIONAL INC.
                               7834 HAWN FREEWAY
                              DALLAS, TEXAS 75217
                                 (214) 398-1411

           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                         ------------------------------

                                   COPIES TO:

           JEAN E. HANSON, ESQ.                        JAMES J. CLARK, ESQ.
 FRIED, FRANK, HARRIS, SHRIVER & JACOBSON            CAHILL GORDON & REINDEL
            ONE NEW YORK PLAZA                            80 PINE STREET
      NEW YORK, NEW YORK 10004-1980               NEW YORK, NEW YORK 10005-1702
              (212) 859-8000                              (212) 701-3000

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.
                            ------------------------

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                         ------------------------------

                        CALCULATION OF REGISTRATION FEE

                                                     AMOUNT          PROPOSED MAXIMUM     PROPOSED MAXIMUM
               TITLE OF SHARES                        TO BE           AGGREGATE PRICE    AGGREGATE OFFERING        AMOUNT OF
              TO BE REGISTERED                     REGISTERED           PER UNIT(1)             PRICE          REGISTRATION FEE
Common stock, par value $0.01 per share......      16,100,000             $13.99            $225,239,000            $56,310

(1) Estimated solely for purpose of calculating the amount of the registration fee. Pursuant to Rule 457(c), the registration fee is based on the average high and low sale prices of the Registrant's common stock as reported on the New York Stock Exchange on April 11, 2001.
                         ------------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                  SUBJECT TO COMPLETION, DATED APRIL 18, 2001
The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                               14,000,000 Shares
                          Dal-Tile International Inc.
                                  Common Stock

                                  -----------

               [daltile logo]                              [American Olean logo]

    The shares of common stock being offered by this prospectus are being sold by the selling stockholders. We will not receive any of the proceeds from the sale of the common stock.

    Our common stock is listed on The New York Stock Exchange under the symbol "DTL". On April 17, 2001, the last reported sale price of our common stock was $14.77 per share.

    The underwriters have an option to purchase a maximum of 2,100,000 additional shares of common stock from the selling stockholders to cover over-allotments of shares.

    Investing in our common stock involves risks. See "Risk Factors" on page 8.

                                                   Underwriting          Proceeds to
                                Price to           Discounts and           Selling
                                 Public             Commissions         Stockholders
                           -------------------  -------------------  -------------------
Per Share................           $                    $                    $
Total....................           $                    $                    $

    Delivery of the shares of common stock will be made on or about       ,
2001.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston

               Goldman, Sachs & Co.

                              Merrill Lynch & Co.

                                              UBS Warburg

                   The date of this prospectus is     , 2001.

inside front cover:

CONTINENTAL SLATE                                  QUARRY, KEYSTONE AND LIMESTONE

[kitchen scene with floor and wall                 [mall store front and walkway using floor
unglazed porcelain tiles]                          and wall quarry, glazed floor and keystone
                                                   tiles]

       FLOOR/WALL UNGLAZED PORCELAIN TILES                  FLOOR/WALL QUARRY, GLAZED FLOOR &
                                                                               KEYSTONE TILES

CALLIANO                                           TRAVERTINE

[bathroom with floor and wall glazed               [foyer with floor and wall natural stone
porcelain tile on floor, wall and bathtub          products, including tile design on floor]
front]

          FLOOR/WALL GLAZED PORCELAIN TILE                  FLOOR/WALL NATURAL STONE PRODUCTS

                               TABLE OF CONTENTS

                                       Page
                                       ----
PROSPECTUS SUMMARY...................     1
THE OFFERING.........................     5
RISK FACTORS.........................     8
FORWARD-LOOKING STATEMENTS...........    15
USE OF PROCEEDS......................    16
DIVIDEND POLICY......................    16
PRICE RANGE OF COMMON STOCK..........    16
CAPITALIZATION.......................    17
SELECTED HISTORICAL CONSOLIDATED
  FINANCIAL DATA.....................    18
MANAGEMENT'S DISCUSSION AND ANALYSIS
  OF FINANCIAL CONDITION AND RESULTS
  OF OPERATIONS......................    19
CERAMIC TILE INDUSTRY................    27

                                       Page
                                       ----
BUSINESS.............................    29
MANAGEMENT...........................    39
PRINCIPAL AND SELLING STOCKHOLDERS...    42
DESCRIPTION OF CAPITAL STOCK.........    44
SHARES ELIGIBLE FOR FUTURE SALE......    46
UNDERWRITING.........................    49
NOTICE TO CANADIAN RESIDENTS.........    51
LEGAL MATTERS........................    51
EXPERTS..............................    52
AVAILABLE INFORMATION................    52
INCORPORATION OF CERTAIN DOCUMENTS BY
  REFERENCE..........................    52
INDEX TO CONSOLIDATED FINANCIAL
  STATEMENTS AND FINANCIAL STATEMENT
  SCHEDULE...........................   F-1

                            ------------------------

    YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

    We have a number of trademarks and trade names, including
Daltile-Registered Trademark- and American Olean-Registered Trademark-.

                               PROSPECTUS SUMMARY

    THIS SUMMARY HIGHLIGHTS INFORMATION APPEARING ELSEWHERE OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. THIS SUMMARY IS NOT COMPLETE AND DOES NOT CONTAIN ALL OF THE INFORMATION THAT YOU SHOULD CONSIDER BEFORE PURCHASING OUR COMMON STOCK. UNLESS THE CONTEXT REQUIRES OTHERWISE, REFERENCES TO "WE", "US" OR "OUR" REFER COLLECTIVELY TO DAL-TILE INTERNATIONAL INC. AND ITS SUBSIDIARIES. OUR FISCAL YEAR ENDS ON THE FRIDAY NEAREST DECEMBER 31, RESULTING IN FISCAL YEARS OF 52 OR 53 WEEKS. OUR FISCAL YEAR ENDED JANUARY 3, 1997 WAS 53 WEEKS; ALL OTHER FISCAL YEARS PRESENTED IN THIS PROSPECTUS WERE 52 WEEKS. REFERENCES TO FIRST QUARTER 2001 REFER TO OUR FISCAL QUARTER ENDED MARCH 30, 2001; REFERENCES TO FISCAL 2001 REFER TO OUR FISCAL YEAR ENDING DECEMBER 28, 2001; REFERENCES TO FISCAL 2000 REFER TO OUR FISCAL YEAR ENDED DECEMBER 29, 2000; REFERENCES TO FIRST QUARTER 2000 REFER TO OUR FISCAL QUARTER ENDED MARCH 31, 2000; REFERENCES TO FISCAL 1999 REFER TO OUR FISCAL YEAR ENDED DECEMBER 31, 1999; REFERENCES TO FISCAL 1998 REFER TO OUR FISCAL YEAR ENDED JANUARY 1, 1999; REFERENCES TO FISCAL 1997 REFER TO OUR FISCAL YEAR ENDED JANUARY 2, 1998; AND REFERENCES TO FISCAL 1996 REFER TO OUR FISCAL YEAR ENDED JANUARY 3, 1997.

                                  THE COMPANY

    We believe we are the leading manufacturer, marketer and distributor of ceramic tile in the United States, and one of the largest in the world. We believe we had approximately a 20% market share in square feet of ceramic tile sold in the United States in 1999, which is significantly greater than our nearest competitor. We produce a broad line of high quality wall, floor, quarry and mosaic tile products used in both residential and commercial markets, new construction as well as remodeling. In addition, we distribute stone, porcelain and installation products. Most of our products are marketed under our Daltile and American Olean brand names.

    Our design and manufacturing expertise and modern process technology allow us to provide our customers an extensive array of products with a broad selection of colors, textures and finishes, which differentiates us from many of our competitors. We believe our manufacturing facilities are among the most modern and efficient of all North American ceramic tile producers.

    We operate with a significant level of vertical integration and have what we believe to be North America's broadest distribution network for ceramic tile. Our products are distributed through three separate channels, each with a dedicated sales force, consisting of:

    - company-operated sales centers, which accounted for 75% of fiscal 2000 net sales;

    - independent distributors, which accounted for 12% of fiscal 2000 net sales; and

    - home center retailers, which accounted for 10% of fiscal 2000 net sales.

    A small portion of our net sales is generated in Mexico.

    We believe the combination of modern manufacturing plants and an unmatched national distribution network allows us to provide superior service to our customers.

    We have experienced rapid internal growth over the past several years. Net sales grew at a compound annual rate of 11.9% from $751.8 million in fiscal 1998 to $967.6 million in the 12 months ended March 30, 2001. Operating income grew at a compound annual rate of 35.1% from $71.3 million in fiscal 1998 to $140.3 million in the 12 months ended March 30, 2001. Income before income taxes grew at a compound annual rate of 85.3% from $27.6 million in fiscal 1998 to $110.6 million in the 12 months ended March 30, 2001. From January 2, 1998 to March 30, 2001, we reduced total debt by $238.1 million, or 42.7%.

                           THE CERAMIC TILE INDUSTRY

    Ceramic tile comprised approximately 10.6% of the approximately $19 billion of U.S. floor covering sales in 1999. U.S. ceramic tile unit sales are estimated to have increased at a compound annual rate of 10.9%, from approximately
1.0 billion square feet in 1992 to approximately 2.1 billion square feet in 1999. During the same period, carpet, resilient flooring and wood flooring unit sales are estimated to have increased at compound annual rates of 5.0%, 6.1% and 9.7%, respectively.

    We believe the growth in ceramic tile consumption has been, and will continue to be, driven by the following:

    - healthy residential and commercial construction markets;

    - demographic changes, including population shifts to Sunbelt states where ceramic tile use is relatively high;

    - an increase in the size of new homes with larger kitchens and bathrooms;

    - an expanded range of styles, textures, colors and sizes available in ceramic tile;

    - an increased use of ceramic tile versus other floor coverings;

    - declining ceramic tile prices;

    - easy maintenance and durability of ceramic tile products; and

    - increasing consumer awareness of ceramic tile's aesthetic qualities, practical advantages and relatively low cost over its useful life.

In addition, the United States continues to lag significantly behind the per capita ceramic tile consumption in many western European countries, which we believe to be an indication of growth potential in the U.S. ceramic tile industry.

                             COMPETITIVE STRENGTHS

    We believe the following operating strengths and organizational characteristics have enabled us to achieve our current leading market presence and should serve as a basis for future growth and profitability:

    INDUSTRY'S BROADEST DISTRIBUTION NETWORK. We believe our company-operated sales centers, independent distributors and home center retailers constitute the broadest distribution network in the North American ceramic tile industry. Our network of 222 company-operated sales centers functions as a "one-stop" source for ceramic tile, stone products and installation tools and materials and serves both commercial and residential markets. In addition to our sales center staff, approximately 120 sales representatives support the sales centers. We also distribute our products through approximately 200 independent distributor locations that are supported by 11 regional sales managers. In addition, we believe we are one of the U.S. ceramic tile industry's largest suppliers to the do-it-yourself and buy-it-yourself markets through sales to home center retailers, such as The Home Depot, Inc. and Lowe's Companies, Inc. We have also opened two design centers in Atlanta and Dallas to showcase our products in an upscale, residential setting.

    LEADING BRAND NAMES MARKETED THROUGH TARGETED DISTRIBUTION CHANNELS. We believe we have two of the leading brand names in the U.S. ceramic tile industry--Daltile and American Olean, the roots of which date back approximately 50 and 75 years, respectively. Our strategy is to market each of our brands independently to enhance brand differentiation within our customer segments. We market the Daltile brand principally through company-operated sales centers, while we distribute the American Olean brand principally through independent distributors. Major home center retailers generally carry either the Daltile or the American Olean brand. Each brand is supported by a fully integrated marketing program, which includes merchandising tools, literature, catalogs and an Internet website.

    BROAD, DIFFERENTIATED PRODUCT LINE. We provide customers with one of the ceramic tile industry's broadest product lines--a complete selection of glazed floor tile, glazed wall tile, glazed and unglazed ceramic mosaic tile, porcelain tile, quarry tile and stone products, as well as installation products. In addition, we believe we provide one of the industry's largest offerings of colors, textures and finishes and efficiently manufacture an extensive array of trim and angle pieces. We believe these capabilities differentiate us from many of our competitors, particularly foreign ceramic tile manufacturers. We also sell products purchased from third party manufacturers, primarily porcelain tile, natural stone and installation products. We believe "one-stop shopping" provides us with an important competitive advantage in servicing our core customers, particularly tile contractors.

    EXTENSIVE, LOW-COST MANUFACTURING. We operate nine tile manufacturing facilities with an aggregate annual manufacturing capacity of approximately
488 million square feet, which is the largest ceramic tile manufacturing capacity of any U.S.-based manufacturer. During the past five years, we invested approximately $150 million in new plants and state-of-the-art fast-fire equipment to increase manufacturing capacity, improve efficiency at existing plants and develop new manufacturing capabilities. Over the same period, we closed four of our less efficient plants. The net increase in manufacturing capacity over this period was approximately 20%. In addition, our largest facility, which we believe is one of the lowest-cost facilities in the ceramic tile industry, is located in Monterrey, Mexico and represents approximately 44% of our total manufacturing capacity.

    STRONG MANAGEMENT TEAM. In fiscal 1997, we replaced key members of our senior management team, which served as a catalyst for significant improvement in operations. The current management team has significant depth and experience and has been largely responsible for our increase in profitability, our strong cash flow generation and the improvement in our balance sheet.

                               OPERATING STRATEGY

    We plan to achieve continued growth in revenues and profitability by leveraging our competitive strengths and by implementing the following components of our strategy:

    PROVIDE SUPERIOR CUSTOMER SERVICE. In fiscal 2000, our customer order fill rate was approximately 94% filled within one week from the order date. We have constantly raised our standard for this measure and believe this improvement has significantly contributed to our growth. We plan to continue to improve customer service levels by reducing cycle times and improving forecast accuracy, schedule adherence and inventory accuracy.

    GROW REVENUES IN ALL CHANNELS OF DISTRIBUTION.

       - INTRODUCE EXCITING NEW PRODUCTS. We believe the U.S. ceramic tile industry is becoming increasingly fashion-oriented. We have strengthened our production and marketing of fashionable new tile products and are introducing these products into the market. We believe these new products will enable us to increase our market share, particularly in the residential market. Over the last two fiscal years, we have launched approximately 30 new products per year, which has contributed to our growth.

       - INCREASE PORCELAIN TILE SALES. Our new product development programs place particular emphasis on porcelain floor tile, which represents a large and growing category within the floor tile market. In order to increase our penetration of the porcelain tile market, in fiscal 2000 we entered into a joint venture, Dal Italia LLC, with EmilCeramica S.p.A., a leading

         Italian tile manufacturer, to sell and distribute high quality, fashion-oriented porcelain tile in the North American market.

       - EXPAND DISTRIBUTION THROUGH HOME CENTER RETAILERS. We believe sales through home center retailers represent a growth opportunity. We are planning to increase our capacity of low cost/high volume floor tile by building a new plant that will enable us to better serve and grow sales to the home center retailers.

       - INCREASE MARKET SHARE IN STONE PRODUCTS. In addition to developing new ceramic tile products, we are beginning to leverage our distribution network by offering complementary product lines such as natural stone. Stone tiles are produced from marble, slate, limestone, granite and similar natural materials. This category also includes stone slabs used in kitchen and bathroom countertops. This market is large, highly fragmented and growing rapidly. Our sales of these products increased over 100% in dollar value in fiscal 2000 as compared to fiscal 1999, but represented only 4% of our total net sales.

       - INCREASE SALES IN MEXICO. The market for ceramic tile in Mexico is approximately one-half the size of the U.S. market and is projected to grow approximately 12% per year over the next three years. During fiscal 2000, our net sales within Mexico increased 12.8%, to $32.6 million. We currently hold less than a 4% share of this market because we sell most of the products manufactured in our Mexican facility in the United States. As we expand manufacturing capacity, we intend to allocate a larger portion of the output from our Mexican facility to sales within Mexico.

    REDUCE COSTS AND IMPROVE OPERATING MARGINS. Our manufacturing strategy is to reduce costs by improving yields and reducing cycle times. To do so, we continually implement demonstrated best management practices and invest in modern technology. As a result of our continuing efforts to eliminate non-productive product lines, we have decreased the number of stock keeping units by more than 40% from their highest level in fiscal 1997. Selling, general and administrative expenses were reduced from 33.6% of sales in fiscal 1997 to 26.0% of sales in fiscal 2000. We believe increasing our operating leverage and utilizing productivity tools, particularly information technology, could reduce this percentage further. We have developed sales systems and Internet-based customer service systems that are fully integrated with our management information systems. We will expand the usage of these systems to improve service and reduce costs.

    REDUCE DEBT AND INCREASE FINANCIAL FLEXIBILITY. Over the past three years, we have allocated, and in the future we expect to continue to allocate, a significant portion of our free cash flow to debt reduction. We reduced total debt by $238.1 million, or 42.7%, from January 2, 1998 to March 30, 2001. We believe reducing debt will increase our ability to pursue strategic opportunities as they arise.

                                  OUR ADDRESS

    Our executive offices are located at 7834 Hawn Freeway, Dallas, Texas 75217, and our telephone number at that address is (214) 398-1411. Our website address is www.daltile.com. The information on our website is not a part of this prospectus.

                                  THE OFFERING

Common stock offered by the
  selling stockholders.......................  14,000,000 shares (1)

Total common stock outstanding after
  the offering...............................  55,736,347 shares (2)

Use of proceeds..............................  We will not receive any of the proceeds from the shares sold by the selling stockholders.

NYSE symbol..................................  DTL

Risk factors.................................  See "Risk Factors" and other information included in this prospectus for a discussion
                                               of factors you should carefully consider
                                               before deciding to invest in shares of our
                                               common stock.

------------------------

(1) Assumes the underwriters do not exercise their over-allotment option.

(2) The number of shares of common stock outstanding after this offering is based on the number of shares outstanding as of April 17, 2001 and excludes:

    - 11,940,043 shares of common stock issuable upon exercise of options outstanding as of April 17, 2001 at a weighted average exercise price of $10.77 per share; and

    - 1,714,372 shares of common stock available for future grant under our stock option plans.

                 SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA

    The following summary historical consolidated financial data presented for fiscal 1996 through fiscal 2000 and for our first quarter 2000 and first quarter 2001 are derived from our historical consolidated financial data for these periods. You should read the selected financial information together with the "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with the consolidated financial statements, including the related notes, included elsewhere in this prospectus.

                                   THREE MONTHS ENDED                              FISCAL YEAR ENDED
                                  ---------------------   -------------------------------------------------------------------
                                  MARCH 30,   MARCH 31,   DECEMBER 29,   DECEMBER 31,   JANUARY 1,   JANUARY 2,    JANUARY 3,
                                    2001        2000          2000           1999          1999         1998          1997
                                  ---------   ---------   ------------   ------------   ----------   ----------    ----------
                                       (UNAUDITED)
                                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net sales.......................  $245,590    $230,113      $952,156       $850,568      $751,785    $ 676,637      $720,236
Cost of goods sold..............   128,596     119,429       497,933        440,514       396,112      404,728(1)    369,731
                                  --------    --------      --------       --------      --------    ---------      --------
Gross profit....................   116,994     110,684       454,223        410,054       355,673      271,909       350,505

Operating Expenses:
  Transportation................    16,495      15,705        64,549         57,124        55,988       58,425(1)     47,125
  Selling, general and
    administrative..............    65,371      63,070       247,099        232,845       222,790      277,515(1)    190,911
  Provisions for merger
    integration charges.........        --          --            --             --            --           --         9,000(2)
  Amortization of goodwill and
    tradename...................     1,378       1,378         5,512          5,607         5,604        5,605         5,605
                                  --------    --------      --------       --------      --------    ---------      --------
Total operating expenses........    83,244      80,153       317,160        295,576       284,382      341,545       252,641
                                  --------    --------      --------       --------      --------    ---------      --------
Operating income (loss).........    33,750      30,531       137,063        114,478        71,291      (69,636)       97,864
Interest expense, net...........     6,409       7,881        29,998         36,999        44,923       40,381        44,653
Other (expense) income..........      (563)        177          (444)           250         1,264        1,220           129
                                  --------    --------      --------       --------      --------    ---------      --------
Income (loss) before income
  taxes and extraordinary
  item..........................    26,778      22,827       106,621         77,729        27,632     (108,797)       53,340
Income tax provision............    10,310       1,502         5,864          3,966         3,604        1,439        18,914
                                  --------    --------      --------       --------      --------    ---------      --------
Income (loss) before
  extraordinary item............    16,468      21,325       100,757         73,763        24,028     (110,236)       34,426
Extraordinary item--loss on
  early retirement of debt, net
  of taxes......................        --          --            --             --            --           --       (29,072)
                                  --------    --------      --------       --------      --------    ---------      --------
Net income (loss)...............  $ 16,468    $ 21,325      $100,757       $ 73,763      $ 24,028    $(110,236)     $  5,354
                                  ========    ========      ========       ========      ========    =========      ========

EARNINGS (LOSS) PER SHARE:
Basic...........................  $   0.30    $   0.39      $   1.83       $   1.36      $   0.45    $   (2.06)     $   0.11(3)
Diluted.........................  $   0.29    $   0.39      $   1.82       $   1.35      $   0.45    $   (2.06)     $   0.11(3)
Pro forma, fully-taxed,
  diluted(4)....................  $   0.29    $   0.26      $   1.18       $   0.88      $   0.32    $   (1.25)     $   0.10(3)

OTHER FINANCIAL DATA:
EBITDA(5).......................  $ 40,551    $ 36,559      $162,382       $139,905      $ 97,920    $  44,099      $129,367
EBITDA margin...................      16.5%       15.9%         17.1%          16.4%         13.0%         6.5%         18.0%
Capital expenditures............  $  2,325    $  7,891      $ 37,180       $ 25,129      $ 13,878    $  40,074      $ 42,039

                                       AS OF       AS OF        AS OF          AS OF         AS OF        AS OF        AS OF
                                     MARCH 30,   MARCH 31,   DECEMBER 29,   DECEMBER 31,   JANUARY 1,   JANUARY 2,   JANUARY 3,
                                       2001        2000          2000           1999          1999         1998         1997
                                     ---------   ---------   ------------   ------------   ----------   ----------   ----------
BALANCE SHEET DATA:
Working capital....................  $134,610    $105,228      $116,303       $ 91,791      $117,615     $154,888     $180,819
Total assets.......................   684,303     656,204       670,520        638,704       640,808      672,069      688,497
Total debt.........................   318,978     404,073       331,778        410,673       500,432      557,091      465,858
Stockholders' equity...............   229,866     123,568       212,308        100,944        15,459        3,920      115,569

------------------------------

(1) Fiscal 1997 includes charges totaling $90.1 million recorded principally for the write-down of obsolete and slow-moving inventories, uncollectible trade accounts receivable, other non-productive assets and costs for restructuring of manufacturing, store operations and corporate administrative functions. These charges are comprised of $36.5 million in cost of goods sold, $3.5 million in transportation expenses and $50.1 million in selling, general and administrative expenses.

(2) In the fourth quarter of fiscal 1996, we recorded a pre-tax $9.0 million merger integration charge for closing duplicative sales centers and distribution centers, closing various manufacturing facilities and paying severance costs.

(3) The earnings per share amounts for fiscal 1996 have been restated as required to comply with SFAS 128. Fiscal 1996 earnings per share information is presented after the extraordinary item of $29.1 million (loss on early retirement of debt, net of taxes).

(4) Pro forma, fully-taxed, diluted earnings per share are calculated without the effect of reversing the valuation allowance recorded against certain U.S. federal deferred tax assets. The remainder of the valuation allowance was reversed at the end of fiscal 2000. We have a net operating loss for tax purposes that we expect to exhaust in the last half of fiscal 2001.

(5) EBITDA is defined as the sum of

    - operating income (loss);

    - depreciation;

    - amortization of intangibles and write-down of goodwill;

    - the charges described in footnote (1) above; and

    - provision for merger integration charges described in footnote (2) above.

   EBITDA is commonly used as an analytical indicator and also serves as a measure of leverage capacity and debt servicing ability. EBITDA should not be considered as a measure of financial performance under generally accepted accounting principles, and the items excluded from EBITDA are significant components in understanding and assessing financial performance. EBITDA should not be considered in isolation or as an alternative to net income, cash flows generated by operating, investing or financing activities or other financial statement data presented in the consolidated financial statements as an indicator of financial performance or liquidity. EBITDA as measured in this prospectus is not necessarily comparable with similarly titled measures for other companies.

                                  RISK FACTORS

    YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW, IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS, INCLUDING THE DOCUMENTS INCORPORATED BY REFERENCE, BEFORE MAKING AN INVESTMENT DECISION REGARDING OUR COMMON STOCK. IF ANY OF THE FOLLOWING EVENTS ACTUALLY OCCURS, OUR BUSINESS, FINANCIAL CONDITION OR RESULTS OF OPERATIONS COULD BE MATERIALLY ADVERSELY AFFECTED. AS A RESULT, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE, AND YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT.

RISKS RELATING TO OUR INDUSTRY AND OUR BUSINESS

OUR INDUSTRY IS CYCLICAL AND PROLONGED DECLINES IN RESIDENTIAL OR COMMERCIAL CONSTRUCTION ACTIVITY COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS.

    The U.S. ceramic tile industry is highly dependent on residential and commercial construction activity--new construction as well as remodeling. This construction activity is cyclical in nature and a prolonged decline in residential or commercial construction could have a material adverse effect on our business, financial condition and results of operations. Construction activity is significantly affected by numerous factors, all of which are beyond our control, including:

    - national and local economic conditions;

    - interest rates;

    - housing demand;

    - employment levels;

    - changes in disposable income;

    - financing availability;

    - commercial rental vacancy rates;

    - federal and state income tax policies; and

    - consumer confidence.

    The U.S. construction industry has experienced significant downturns in the past, which have adversely affected suppliers to the industry, including suppliers of ceramic tile. We cannot assure you that the industry will not experience similar downturns in the future.

WE FACE INTENSE COMPETITION IN OUR INDUSTRY, WHICH COULD DECREASE DEMAND FOR OUR
  PRODUCTS.

    Our industry is highly fragmented and competitive. We face competition from a large number of domestic and foreign manufacturers and independent distributors of ceramic tile. In addition, our products compete with numerous other wall and floor coverings for residential and commercial uses, including carpet, resilient flooring, wood flooring, laminates, stone, wallpaper, wood paneling, paint and other products. Some of our existing and potential competitors may be larger and have greater resources and access to capital than we do. Maintaining our competitive position may require us to make substantial investments in our product development efforts, manufacturing facilities, distribution network and sales and marketing activities. Competitive pressures may also result in decreased demand for our products and in the loss of market share. In addition, we face, and will continue to face, pressure on sales prices of our products from competitors, as well as from large customers. As a result of these pricing pressures, we may in the future experience reductions in the profit margins on sales.

    In 1999, approximately 72% of U.S. ceramic tile unit sales consisted of imports, including ceramic tile manufactured at our Monterrey, Mexico facility and sold by us in the United States. Production from our Mexican facility accounted for approximately 7% of U.S. ceramic tile unit sales in 1999. In recent years, imports have accounted for an increasing proportion of U.S. ceramic tile sales. Consequently, changes in exchange rates or global economic conditions could affect our competitive position with respect to our foreign competitors.

WE RELY ON THIRD PARTY SUPPLIERS FOR RAW MATERIALS, AND IF WE WERE UNABLE TO OBTAIN THESE MATERIALS ON A TIMELY BASIS, OUR BUSINESS COULD BE MATERIALLY ADVERSELY AFFECTED.

    Our business is dependent upon a continuous supply of raw materials from third party suppliers. The principal raw materials used in our manufacturing operations include talc, clay, impure nepheline syenite, pure nepheline syenite and various glazes, including frit (ground glass), zircon, stains and other materials. We purchase all of our impure nepheline syenite requirements from Minnesota Mining and Manufacturing Company and all of our pure nepheline syenite requirements from Unimin Corporation. Unimin is the only major supplier of pure nepheline syenite in North America. An extended interruption in the supply of these or other raw materials used in our business or in the supply of suitable substitute materials would disrupt our operations, which could have a material adverse affect on our business, financial condition and results of operations. Manufacturing and delivery problems may occur with our suppliers and they may fail to supply materials to us on a timely basis, or may supply us with materials that do not meet our quality, quantity or cost requirements. In addition, we cannot assure you that suitable alternative suppliers or substitute materials will be available in the future.

WE MAY BE UNABLE TO PASS ON TO OUR CUSTOMERS INCREASES IN THE COSTS OF RAW MATERIAL AND ENERGY.

    Significant increases in the costs of raw materials and natural gas used in the manufacture of our products could materially adversely affect our operating margins and our business, financial condition and results of operations. We purchase talc, clay, impure nepheline syenite, pure nepheline syenite, frit, zircon, stains and other materials from third party suppliers. In addition, we also purchase significant amounts of natural gas to supply the energy required in our production process. The prices of these raw materials and of natural gas vary with market conditions. Our ability to pass on increases in the costs of raw materials and natural gas to our customers is, to a large extent, dependent upon the rate and magnitude of any increase and on market conditions for our products. There have been in the past, and may be in the future, periods of time during which increases in these costs cannot be recovered. For example, average natural gas prices for fiscal 1999 were $2.26 per Million British Thermal Units, or MMBTU, and increased to $3.75 per MMBTU for fiscal 2000, resulting in a decline in our gross margin.

WE ARE HEAVILY DEPENDENT ON THIRD PARTY TRANSPORTATION, WHICH SUBJECTS US TO RISKS WE CANNOT CONTROL AND WHICH MAY ADVERSELY AFFECT OUR BUSINESS.

    We rely heavily on railroads and trucking and other transportation companies to transport raw materials to our manufacturing facilities, to import finished goods for resale and to ship finished product throughout our distribution system and to our customers. These companies are subject to various risks, including extreme weather conditions, work stoppages and strikes and operating hazards. If any of these events occur, we may experience delays or interruptions in transportation or significant increases in related costs. If we are unable to arrange efficient alternatives and timely means to obtain raw materials and finished goods or to ship our goods, our business, financial condition and results of operations could be materially adversely affected.

OUR BUSINESS COULD BE ADVERSELY AFFECTED BY LABOR DISPUTES.

    Approximately 10% of our employees in the United States are represented by unions under collective bargaining agreements with the United Steelworkers of America International Union, which expire in November 5, 2002 and February 1, 2004. Approximately 90% of our employees in Mexico are represented by a union under a collective bargaining agreement with the Sindicato Industrial de Trabajadores y Empleados del Estado de Nuevo Leon, which expires in December 2001. Although we consider our relations with our employees to be generally good, we cannot assure you that we will not experience work stoppages, strikes or slowdowns in the future. A prolonged work stoppage, strike or slowdown could have a material adverse effect on our business, financial condition and results of operations. In addition, we cannot assure you that, upon expiration of any of our existing collective bargaining agreements, new agreements will be reached without union action or that any new agreement will be on terms satisfactory to us. Moreover, we cannot assure you that our non-union facilities will not become subject to labor union organizing efforts. If any of our current non-union facilities were to unionize, we would incur increased risk of work stoppages, and possibly higher labor costs.

IF WE ARE UNABLE TO RETAIN KEY MANAGEMENT PERSONNEL AND OTHER SKILLED PERSONNEL, OUR BUSINESS COULD BE ADVERSELY AFFECTED.

    Our success is dependent to a large degree upon the continued service of key members of our management, particularly Jacques R. Sardas, our Chairman, President and Chief Executive Officer, and W. Christopher Wellborn, our Executive Vice President, Chief Financial Officer and Assistant Secretary. We have entered into employment agreements with Mr. Sardas and with Mr. Wellborn, each of which expires on December 31, 2004. However, we do not maintain key person life insurance on any of our employees. The loss of Mr. Sardas or Mr. Wellborn could have a material adverse effect on our business, financial condition and results of operations. Our future success will also depend on our ability to attract, retain and motivate highly skilled personnel in various areas, including technical, marketing, sales and management. If we do not succeed in retaining and motivating our current employees and attracting new employees, our business could be adversely affected.

OUR BUSINESS WOULD BE ADVERSELY AFFECTED IF WE WERE UNABLE TO MAINTAIN OUR RELATIONSHIP WITH MAJOR HOME CENTER RETAILERS.

    Approximately 9.5% of our revenues in fiscal 2000 were derived from sales to Home Depot and Lowe's. We believe our relationships with Home Depot and Lowe's are good, but we cannot assure you that we will be able to maintain these relationships. The loss of Home Depot or Lowe's as a customer or a significant reduction in sales to these customers could have a material adverse affect on our business, financial condition and results of operations.

THE TERMS OF OUR CREDIT FACILITY RESTRICT THE MANNER IN WHICH WE CONDUCT OUR BUSINESS.

    Our credit facility contains a number of significant covenants that restrict our financial and operating flexibility. These covenants limit our ability and the ability of our subsidiaries to, among other things:

    - borrow additional money;

    - grant liens on assets;

    - merge, consolidate or dispose of assets;

    - materially change the manner in which we presently conduct our business or engage in unrelated lines of business;

    - enter into leases;

    - pay dividends or repurchase, acquire or redeem shares of our capital stock;

    - make capital expenditures;

    - make loans or advance credit to third parties;

    - purchase securities or assets or otherwise make investments in third parties;

    - utilize the proceeds from issuances of our common stock; and

    - engage in various transactions with affiliates.

    Our credit facility also requires us to meet certain financial tests. The failure to comply with these covenants and tests would cause a default under our credit facility. A default, if not waived, could result in the debt under our credit facility becoming immediately due and payable and in the foreclosure on the collateral granted to the lenders to secure our credit facility. In addition, a default under our credit facility could result in a default or acceleration of other indebtedness with cross-default provisions. If this occurs, we may not be able to pay our debts or borrow sufficient funds to refinance these debts. Complying with these covenants and tests could cause us to take actions that we otherwise would not take or not take actions that we otherwise would take. Substantially all of our assets have been pledged as security under our credit facility.

WE HAVE BEEN, AND MAY IN THE FUTURE BE, SUBJECT TO CLAIMS AND LIABILITIES UNDER ENVIRONMENTAL, HEALTH AND SAFETY LAWS AND REGULATIONS.

    Our operations are subject to federal, state, local and foreign environmental, health and safety laws and regulations, including those governing air emissions, wastewater discharges, and the use, storage, treatment and disposal of hazardous materials. Compliance with current laws and regulations has not had, and is not expected to have, a material adverse effect on us, including with respect to our capital expenditures, earnings and competitive position. However, the applicable requirements under these laws are subject to amendment, to the imposition of new or additional requirements and to changing interpretations of agencies or courts. We cannot assure you that new or additional requirements will not be imposed, or that expenditures, including material expenditures, will not be required to comply with these regulations.

    The nature of our operations and previous operations by others at real property currently or formerly owned or operated by us and the disposal of waste at third party sites exposes us to the risk of claims under environmental, health and safety laws and regulations, and we cannot assure you that material costs or liabilities will not be incurred in connection with such claims. We have been, and will continue to be, subject to these claims, and have provided adequate reserves for the activities that we have determined to be both probable and reasonably estimable. Based on our experience to date, and various indemnification rights, we do not believe that those existing claims will have any material effect on our business, operating results or financial condition.

    We cannot assure you that the discovery of presently unknown environmental conditions, changes in environmental, health, and safety laws and regulations, enforcement of existing or new requirements or other unanticipated events will not give rise to expenditures or liabilities, including fines or penalties, that may have a material effect, or that indemnification will be available or sufficient to cover all costs.

WE RELY ON OUR MONTERREY, MEXICO PLANT FOR A SIGNIFICANT PORTION OF OUR MANUFACTURING CAPACITY.

    Our largest manufacturing facility, which we believe to be one of the lowest-cost facilities in the ceramic tile industry, is located in Monterrey, Mexico and represents approximately 44% of our total manufacturing capacity. This facility contains five distinct manufacturing plants, three of which produce ceramic tile, one which produces frit used in the production of manufactured tile and one which produces refractories. We are increasing our manufacturing capacity outside of the Monterrey facility; however, a significant interruption in our manufacturing at this facility could have a material adverse effect on our business, financial condition and results of operations.

CHANGES IN INTERNATIONAL TRADE LAWS AND IN THE BUSINESS, POLITICAL AND REGULATORY ENVIRONMENT IN MEXICO COULD MATERIALLY ADVERSELY AFFECT OUR BUSINESS.

    Our operations in Mexico include our Monterrey facility and contractual arrangements with Recumbrimientos Interceramic, S.A. de C.V., our Mexican joint venture. Accordingly, an event that has a material adverse impact on our Mexican operations may materially adversely affect our operations as a whole. The business, regulatory and political environments in Mexico differ from those in the United States and our Mexican operations are exposed to a number of inherent risks, including:

    - changes in international trade laws, such as the North American Free Trade Agreement, or NAFTA, affecting our import and export activities in Mexico;

    - changes in Mexican labor laws and regulations affecting our ability to hire and retain employees in Mexico;

    - currency exchange restrictions and fluctuations in the value of foreign currency;

    - potentially adverse tax consequences;

    - longer payment cycles;

    - greater difficulties in accounts receivable collection;

    - political conditions in Mexico;

    - unexpected changes in the regulatory environment in Mexico; and

    - changes in general economic conditions in Mexico.

    If any of the events described in these risks were to occur, it could have a material adverse effect on our business, financial condition and results of operations.

FUTURE EXCHANGE RATE FLUCTUATIONS OR INFLATION MAY ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

    Our Mexican facility, which is considered an extension of our U.S. operations, primarily provides ceramic tile to our U.S. distribution network and, to a more limited extent, sells ceramic tile in Mexico. In fiscal 2000, our Mexican facility's expenses represented approximately 9.0% of our consolidated expenses, while our sales in Mexico represented approximately 3.4% of our consolidated net sales. As a result, we have more peso-denominated expenses than revenues. This means that we realize a benefit when the peso devalues against the U.S. dollar, although this benefit may be offset by Mexican inflation. Any future increases in the Mexican inflation rate which are not offset by devaluation of the peso may negatively affect our results of operations. The Mexican peso has been, and may in the future be, subject to significant fluctuations. To the extent that the peso appreciates against the U.S. dollar, our business, financial condition and results of operations could be adversely affected.

    In addition, we purchase equipment for our manufacturing facilities and are increasingly purchasing products for distribution to our customers from suppliers based in various European countries, including porcelain tile from Dal Italia LLC, our Italian joint venture with EmilCeramica S.p.A. Because we have higher expenses than revenues in foreign currencies, any devaluation of the U.S. dollar as compared to foreign currencies could have an adverse effect on our business, financial condition and results of operations.

    We recognize foreign currency transaction and translation gains or losses in other income and expense. We use foreign currency forward contracts to hedge against a portion of currency risk associated with various foreign currencies. However, we cannot assure you that our hedging activities will be successful in eliminating or substantially reducing our exposure to fluctuations in the value of foreign currencies.

WE COULD FACE INCREASED COMPETITION AS THE RESULT OF THE GENERAL AGREEMENT ON TARIFFS AND TRADE AND THE NORTH AMERICAN FREE TRADE AGREEMENT.

    The United States is a party to the General Agreement on Tariffs and Trade, or GATT. Under GATT, the United States currently imposes import duties on ceramic tile imported from countries outside of North America at no more than 13%, to be reduced ratably to no less than 8.5% by 2004. Accordingly, as these duties decrease, GATT may stimulate competition from manufacturers in these countries which now export, or may seek to export, ceramic tile to the United States. We are uncertain what effect GATT may have on our operations.

    NAFTA, which was entered into by Canada, Mexico and the United States and became effective on January 1, 1994, has created the world's largest free-trade zone. NAFTA has, among other things, removed and will continue to remove, over a transition period, most normal customs duties imposed on goods traded among the three countries. In addition, NAFTA will remove or limit many investment restrictions, liberalize trade in services, provide a specialized means for settlement of, and remedies for, trade disputes arising under its laws and will result in new laws and regulations to further these goals. Although NAFTA lowers the tariffs imposed on our ceramic tile manufactured in Mexico and sold in the United States, it also may stimulate competition in the United States and Canada from manufacturers located in Mexico. For example, the United States currently imposes import duties on glazed ceramic tile from Mexico of approximately 8.8%, although these duties are being phased out ratably under NAFTA through 2008. We are uncertain what effect NAFTA may have on our operations.

RISKS RELATING TO THIS OFFERING

LIMITED TRADING VOLUME OF OUR COMMON STOCK MAY CONTRIBUTE TO ITS PRICE
VOLATILITY.

    Our common stock is traded on the NYSE. Since January 1, 2001, the average daily trading volume for our common stock as reported by the NYSE was approximately 107,700 shares. Despite the increase in the number of shares of common stock to be publicly held as a result of this offering, we are uncertain as to whether a more active trading market in our common stock will develop. The price of our common stock may vary significantly as a result of many factors, including:

    - our results of operations;

    - analyst estimates; and

    - general market conditions.

    In addition, the securities markets sometimes experience significant price and volume fluctuations. These fluctuations are often unrelated or disproportionate to the operating performance of particular companies.

FUTURE SALES OR ISSUANCE OF SHARES OF OUR COMMON STOCK COULD ADVERSELY AFFECT OUR SHARE PRICE.

    The market price of our common stock could drop due to sales of a large number of shares of our common stock in the market after this offering or the perception that these sales could occur. These factors could also make it more difficult for us to raise funds through future offerings of common stock.

    We currently have, and upon completion of this offering will have, 55,736,347 shares of common stock outstanding. All of these shares are freely transferable without restriction or limitation under the Securities Act, except for any shares held by our "affiliates" under the Securities Act, including 14,604,811 shares that will be held by DTI Investors following this offering (12,504,811 shares if the over-allotment option is exercised in full) until the distribution by DTI Investors of the shares to its members. Following this offering, DTI Investors intends to distribute its shares of our common stock that are not sold in this offering to its members that have agreed to the transfer restrictions with the underwriters described below. All of the shares sold in this offering and, subject to the transfer restrictions described below, all of the shares distributed by DTI Investors to its members will be freely transferable and may be sold by anyone who is not one of our affiliates without registration under the Securities Act. The shares held by our affiliates may only be sold if they are registered under the Securities Act or if an exemption from registration is available, such as the exemption provided by Rule 144 under the Securities Act.

    In addition, as of April 17, 2001, there were 13,654,415 shares of common stock reserved for issuance pursuant to our stock option plans and options for the purchase of 11,940,043 shares of common stock were outstanding. These shares will be available for sale in the public market from time to time upon registration or pursuant to available exemptions from registration. Jacques R. Sardas, our Chairman, President and Chief Executive Officer, owns 435,321 shares of our common stock and options to purchase an additional 7,423,000 shares of our common stock. W. Christopher Wellborn, our Executive Vice President, Chief Financial Officer and Assistant Secretary, owns 35,658 shares of our common stock and options to purchase an additional 640,000 shares of our common stock. We have also agreed to register Mr. Sardas' and Mr. Wellborn's sale of shares under certain conditions. The sale of these shares might depress the price of our common stock.

    In connection with this offering, we, the selling stockholders, our directors and executive officers and DTI Investors will enter into agreements restricting our and their ability to transfer shares of our common stock without the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus. The agreement with DTI Investors prohibits DTI Investors from distributing shares of our common stock not sold by its members in this offering to any member of DTI Investors unless the member agrees in writing to be bound by these transfer restrictions. Credit Suisse First Boston Corporation may, in its sole discretion, and at any time without notice, release all or any portion of the shares subject to these restrictions. See "Shares Eligible for Future Sale."

    We have entered into a letter agreement with DTI Investors giving DTI Investors and its members certain registration rights. See "Shares Eligible for Future Sale."

OUR CHARTER DOCUMENTS AND DELAWARE LAW CONTAIN PROVISIONS THAT COULD MAKE A MERGER, TENDER OFFER OR PROXY SOMEWHAT DIFFICULT.

    Our certificate of incorporation and bylaws contain provisions that could have the effect of discouraging or making it more difficult for someone to acquire us through a tender offer, a proxy contest or otherwise, even though such an acquisition might be economically beneficial to our stockholders. These provisions include advance notice procedures for stockholders to nominate candidates for election as members of our board of directors and for stockholders to submit proposals for consideration at stockholders' meetings. Our ability to issue preferred stock, in one or more classes or series, with those powers and rights as may be determined by our board of directors, also could make such an acquisition more difficult. In addition, these provisions may make the removal of management more difficult, even in cases where a removal would be favorable to the interests of our stockholders.

    We are subject to Section 203 of the Delaware General Corporation Law which limits transactions between a publicly held company and "interested stockholders" (generally, those stockholders who, together with their affiliates and associates, own 15% or more of a company's outstanding capital stock). This provision of Delaware law also may have the effect of deterring potential acquisitions of us.

WE DO NOT ANTICIPATE PAYING DIVIDENDS TO OUR STOCKHOLDERS.

    We have not paid dividends since our initial public offering in 1996. We intend to retain any future earnings for use in our business and, therefore, we do not anticipate paying any cash dividends on our common stock in the foreseeable future. Moreover, we are a holding company with no operations or significant assets other than our investment in Dal-Tile Group, Inc. and our 49.99% interest in Recumbrimientos Interceramic, S.A. de C.V., a Mexican joint venture with Interceramic, a leading Mexican manufacturer. Dal-Tile Group is a separate and distinct legal entity and has no obligation, contingent or otherwise, to make funds available to us, whether in the form of loans, dividends or other cash distributions. In addition, Dal-Tile Group is the primary obligor under a credit agreement that limits its ability to pay dividends or make loans or other cash distributions to us, and we do not believe Dal-Tile Group will be able to pay dividends or make loans or other cash distributions in the foreseeable future. Our credit agreement limits our ability to pay dividends or other cash distributions under some circumstances.

                           FORWARD-LOOKING STATEMENTS

    This prospectus and the documents incorporated in this prospectus by reference contain forward-looking statements such as "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "might," "plan," "potential," "predict," "should," or "will" or the negative of these terms or other comparable terminology. You should read statements that contain these words carefully because they:

    - discuss our future expectations;

    - contain projections of our future results of operations or our financial conditions; or

    - state other forward-looking information.

    We believe it is important to communicate expectations to our investors. However, forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by any forward-looking statements. These factors include, among other things, those listed under "Risk Factors" and elsewhere in this prospectus. Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results.

    We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                USE OF PROCEEDS

    We will not receive any proceeds from the sale of the shares by the selling stockholders.

                                DIVIDEND POLICY

    We have not paid dividends since our initial public offering in 1996. We intend to retain any future earnings for use in our business and, therefore, we do not anticipate paying any cash dividends on our common stock in the foreseeable future. Moreover, we are a holding company with no operations or significant assets other than our investment in Dal-Tile Group, Inc. and our 49.99% interest in Recumbrimientos Interceramic, S.A. de C.V., a Mexican joint venture with Interceramic, a leading Mexican manufacturer. Dal-Tile Group is a separate and distinct legal entity and has no obligation, contingent or otherwise, to make funds available to us, whether in the form of loans, dividends or other cash distributions. In addition, Dal-Tile Group is the primary obligor under a credit agreement that limits its ability to pay dividends or make loans or other cash distributions to us, and we do not believe Dal-Tile Group will be able to pay dividends or make loans or other cash distributions in the foreseeable future. Our credit agreement limits our ability to pay dividends or other cash distributions under some circumstances.

                          PRICE RANGE OF COMMON STOCK

    Since August 14, 1996, our common stock has been traded on the New York Stock Exchange. The table below shows, for the periods indicated, the high and low sale prices of our common stock on the NYSE as reported on the NYSE Composite Tape.

                                                                HIGH             LOW
                                                              --------         --------
Fiscal Year ended December 31, 1999
  First Quarter.............................................  $13.063          $ 7.000
  Second Quarter............................................   13.000            7.500
  Third Quarter.............................................   13.125            6.750
  Fourth Quarter............................................   10.500            7.688

Fiscal Year ending December 29, 2000
  First Quarter.............................................   10.125            6.125
  Second Quarter............................................   10.500            8.000
  Third Quarter.............................................   12.813            7.000
  Fourth Quarter............................................   14.313           11.000

Fiscal Year ending December 28, 2001
  First Quarter.............................................   17.250           12.180
  Second Quarter (through April 17, 2001)...................   15.100           13.850

    On April 17, 2001, the last sale price of our common stock as reported on the NYSE Composite Tape was $14.77 per share.

                                 CAPITALIZATION

    The following table sets forth our consolidated capitalization as of March 30, 2001. The table should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Description of Capital Stock" and our consolidated financial statements, including the related notes, included elsewhere in this prospectus.

                                                                  AS OF
                                                              MARCH 30, 2001
                                                              --------------
                                                              (IN THOUSANDS)
Total debt:
  Term A loan...............................................    $ 102,500
  Term B loan...............................................      121,750
  Revolving credit facility.................................       87,050
  Other.....................................................        7,678
                                                                ---------
    Total debt..............................................    $ 318,978
                                                                =========

Stockholders' equity:
  Preferred stock, $.01 par value per share; 11,100,000
    shares authorized; no shares issued and outstanding.....           --
  Common stock, $.01 per value per share (200,000,000 shares authorized; 55,736,347 shares issued and outstanding)
    and additional paid-in capital(1).......................    $ 457,915
  Accumulated deficit.......................................     (155,870)
  Accumulated other comprehensive loss......................      (72,179)
                                                                ---------
    Total stockholders' equity..............................      229,866
                                                                ---------
      Total capitalization..................................    $ 548,844
                                                                =========

------------------------

(1) Excludes 13,654,415 shares of our common stock reserved for issuance upon the exercise of stock options granted under our stock option plans. As of April 17, 2001, options for the purchase of 11,940,043 shares of common stock were outstanding.

                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

    The following selected historical consolidated financial data presented for fiscal 1996 through fiscal 2000 and for our first quarter 2000 and first quarter 2001 are derived from our historical consolidated financial data for these periods. You should read the selected financial information together with the "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with the consolidated financial statements, including the related notes, included elsewhere in this prospectus.

                                  THREE MONTHS ENDED                             FISCAL YEAR ENDED
                                 ---------------------   ------------------------------------------------------------------
                                 MARCH 30,   MARCH 31,   DECEMBER 29,   DECEMBER 31,   JANUARY 1,   JANUARY 2,   JANUARY 3,
                                   2001        2000          2000           1999          1999         1998         1997
                                 ---------   ---------   ------------   ------------   ----------   ----------   ----------
                                      (UNAUDITED)
                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net sales......................  $245,590    $230,113      $952,156       $850,568      $751,785    $ 676,637     $720,236
Cost of goods sold.............   128,596     119,429       497,933        440,514       396,112      404,728(1)   369,731
                                 --------    --------      --------       --------      --------    ---------     --------
Gross profit...................   116,994     110,684       454,223        410,054       355,673      271,909      350,505
Operating Expenses:
  Transportation...............    16,495      15,705        64,549         57,124        55,988       58,425(1)    47,125
  Selling, general and
    administrative.............    65,371      63,070       247,099        232,845       222,790      277,515(1)   190,911
  Provisions for merger
    integration charges........        --          --            --             --            --           --        9,000(2)
  Amortization of goodwill and
    tradename..................     1,378       1,378         5,512          5,607         5,604        5,605        5,605
                                 --------    --------      --------       --------      --------    ---------     --------
Total operating expenses.......    83,244      80,153       317,160        295,576       284,382      341,545      252,641
                                 --------    --------      --------       --------      --------    ---------     --------
Operating income (loss)........    33,750      30,531       137,063        114,478        71,291      (69,636)      97,864
Interest expense, net..........     6,409       7,881        29,998         36,999        44,923       40,381       44,653
Other (expense) income.........      (563)        177          (444)           250         1,264        1,220          129
                                 --------    --------      --------       --------      --------    ---------     --------
Income (loss) before income
  taxes and extraordinary
  item.........................    26,778      22,827       106,621         77,729        27,632     (108,797)      53,340
Income tax provision...........    10,310       1,502         5,864          3,966         3,604        1,439       18,914
                                 --------    --------      --------       --------      --------    ---------     --------
Income (loss) before
  extraordinary item...........    16,468      21,325       100,757         73,763        24,028     (110,236)      34,426
Extraordinary item--loss on
  early retirement of debt, net
  of taxes.....................        --          --            --             --            --           --      (29,072)
                                 --------    --------      --------       --------      --------    ---------     --------
Net income (loss)..............  $ 16,468    $ 21,325      $100,757       $ 73,763      $ 24,028    $(110,236)    $  5,354
                                 ========    ========      ========       ========      ========    =========     ========
EARNINGS (LOSS) PER SHARE:
Basic..........................  $   0.30    $   0.39      $   1.83       $   1.36      $   0.45    $   (2.06)    $   0.11(3)
Diluted........................  $   0.29    $   0.39      $   1.82       $   1.35      $   0.45    $   (2.06)    $   0.11(3)
Pro forma, fully-taxed,
  diluted(4)...................  $   0.29    $   0.26      $   1.18       $   0.88      $   0.32    $   (1.25)    $   0.10(3)

                                   AS OF       AS OF        AS OF          AS OF         AS OF        AS OF        AS OF
                                 MARCH 30,   MARCH 31,   DECEMBER 29,   DECEMBER 31,   JANUARY 1,   JANUARY 2,   JANUARY 3,
                                   2001        2000          2000           1999          1999         1998         1997
                                 ---------   ---------   ------------   ------------   ----------   ----------   ----------
BALANCE SHEET DATA:
Working capital................  $134,610    $105,228      $116,303       $ 91,791      $117,615    $ 154,888     $180,819
Total assets...................   684,303     656,204       670,520        638,704       640,808      672,069      688,497
Total debt.....................   318,978     404,073       331,778        410,673       500,432      557,091      465,858
Stockholders' equity...........   229,866     123,568       212,308        100,944        15,459        3,920      115,569

------------------------------

(1) Fiscal 1997 includes charges totaling $90.1 million recorded principally for the write-down of obsolete and slow-moving inventories, uncollectible trade accounts receivable, other non-productive assets and costs for restructuring of manufacturing, store operations and corporate administrative functions. These charges are comprised of $36.5 million in cost of goods sold, $3.5 million in transportation expenses and $50.1 million in selling, general and administrative expenses.

(2) In the fourth quarter of fiscal 1996, we recorded a pre-tax $9.0 million merger integration charge for closing duplicative sales centers and distribution centers, closing various manufacturing facilities and paying severance costs.

(3) The earnings per share amounts for fiscal 1996 have been restated as required to comply with SFAS 128. Fiscal 1996 earnings per share information is presented after the extraordinary item of $29.1 million (loss on early retirement of debt, net of taxes).

(4) Pro forma, fully-taxed, diluted earnings per share are calculated without the effect of reversing the valuation allowance recorded against certain U.S. federal deferred tax assets. The remainder of the valuation allowance was reversed at the end of fiscal 2000. We have a net operating loss for tax purposes that we expect to exhaust in the last half of fiscal 2001.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

    We achieved record sales and profits during the first quarter of 2001. Growth was achieved across all distribution channels due primarily to increased acceptance of new products within the residential market. Profit margin before tax increased to approximately 10.9% versus 9.9% in the first quarter of 2000 as a result of improved productivity, reduced corporate spending and lower interest expense. In addition, management of working capital improved through better inventory turns and reduced days sales outstanding.

    For fiscal 2000, we achieved record sales and net income. Sales increased approximately 11.9% and net income grew 36.6% versus the prior year. The growth in sales was realized across all product teams through significant gains in the residential market and steady improvement in commercial sales. These improvements were driven by strong market acceptance of new products and initiatives to improve customer service. In addition, our emphasis on sales growth included opening our second state-of-the-art showroom and design center.

    In fiscal 2000, we achieved earnings growth despite significant pressure from foreign competition, higher energy costs and a strong Mexican peso. During the year, we took steps to partially offset these factors through greater manufacturing efficiencies, modernization of facilities and reductions of general and administrative costs. Because of these productivity enhancements and focus on improved management of working capital, we increased operating cash flow $6.3 million in fiscal 2000 to $110.2 million versus $103.9 million in fiscal 1999. Day's sales outstanding decreased to 42.9 days in fiscal 2000 from
44.4 days in fiscal 1999, while average inventory turns improved to 3.5 in fiscal 2000 from 3.2 a year ago. Debt decreased by $78.9 million, which contributed to a $7.0 million, or 18.9%, reduction in net interest expense versus fiscal 1999. Free cash flow decreased $5.8 million to $73.0 million due primarily to a $12.1 million increase in capital expenditures over the prior year for modernization and expansion of manufacturing facilities.

    In September 2000, we formed a joint venture with EmilCeramica, S.p.A., an Italian tile manufacturer. The joint venture, Dal Italia LLC, sells and distributes porcelain tile products for the North American market. We own 80% of Dal Italia LLC, and we include it in our consolidated financial statements. EmilCeramica, S.p.A. owns 20% of Dal Italia LLC. Dal Italia LLC has a supply agreement with EmilCeramica S.p.A. in which porcelain tile products are purchased at cost plus transportation charges and then distributed and sold exclusively through our sales service centers under a distribution agreement between us and Dal Italia LLC.

    In March 2001, we announced plans for construction of a state-of-the-art floor tile manufacturing facility in Muskogee, Oklahoma. The plant will produce high quality floor tile and is expected to be one of the largest and most cost-effective tile facilities in the United States. Initial production is anticipated in the third quarter of 2002.

RESULTS OF OPERATIONS

    The following table sets forth certain operating data as a percentage of net sales for the periods indicated:

                              THREE MONTHS ENDED                             FISCAL YEAR ENDED
                        -------------------------------   -------------------------------------------------------
                        MARCH 30, 2001   MARCH 31, 2000   DECEMBER 29, 2000   DECEMBER 31, 1999   JANUARY 1, 1999
                        --------------   --------------   -----------------   -----------------   ---------------
Net sales.............      100.0%           100.0%             100.0%              100.0%             100.0%
Cost of goods sold....       52.4             51.9               52.3                51.8               52.7
                            -----            -----              -----               -----              -----
Gross profit..........       47.6             48.1               47.7                48.2               47.3
Operating expenses....       33.9             34.9               33.3                34.7               37.8
                            -----            -----              -----               -----              -----
Operating income......       13.7             13.2               14.4                13.5                9.5
Interest expense
  (net)...............        2.6              3.4                3.2                 4.3                6.0
Other income..........       (0.2)             0.1                 --                  --                0.2
                            -----            -----              -----               -----              -----
Income before income
  taxes...............       10.9              9.9               11.2                 9.2                3.7
Income tax
  provision...........        4.2              0.6                0.6                 0.5                0.5
                            -----            -----              -----               -----              -----
Net Income............        6.7%             9.3%              10.6%                8.7%               3.2%
                            =====            =====              =====               =====              =====

THREE MONTHS ENDED MARCH 30, 2001 COMPARED TO THREE MONTHS ENDED MARCH 31, 2000

    NET SALES. Net sales in the first quarter of 2001 increased $15.5 million, or 6.7%, to $245.6 million from $230.1 million in the first quarter of 2000. Sales increased across all distribution channels due primarily to gains within the residential market. Compared to first quarter 2000, sales increased 8.0% through company-operated sales centers, while sales to independent distributors increased 3.9% and sales to home center retailers increased 7.2%.

    GROSS PROFIT.  Gross profit in the first quarter of 2001 increased
$6.3 million, or 5.7%, to $117.0 million from $110.7 million in the first quarter of 2000. Gross margin was 47.6% in the first quarter of 2001 versus 48.1% in the first quarter of 2000. Higher energy costs during the first quarter of 2001 were partially offset by improved productivity.

    OPERATING EXPENSES. Operating expenses in the first quarter of 2001 increased $3.0 million, or 3.7%, to $83.2 million from $80.2 million in the first quarter of 2000. This increase was due primarily to additional spending related to new product introductions and higher costs associated with the growth in sales. Operating expenses, as a percent of sales, in the first quarter of 2001 improved to 33.9% from 34.9% in the first quarter of 2000. The decrease was due primarily to higher sales and lower corporate spending. Transportation costs, as a percent of sales, declined from 6.8% of sales in the first quarter of 2000 to 6.7% in the first quarter of 2001.

    OPERATING INCOME. Operating income in the first quarter of 2001 increased $3.3 million, or 10.8%, to $33.8 million from $30.5 million in the first quarter of 2000. Operating margin improved to 13.7% in the first quarter of 2001 from 13.2% in the first quarter of 2000 due primarily to higher sales and decreased corporate spending.

    INTEREST EXPENSE (NET). Interest expense (net) in the first quarter of 2001 decreased $1.5 million, or 19.0%, to $6.4 million from $7.9 million in the first quarter of 2000. This decrease was due to reduced borrowing requirements on our credit facility and related reductions in interest rates and fees.

    INCOME TAXES. The income tax provision in the first quarter of 2001 reflects an effective tax rate of approximately 38.5% compared to 6.6% for the first quarter of 2000. The increase in the effective rate for 2001 versus 2000 was mainly due to the impact of the reversal of the valuation allowance recorded against certain U.S. federal deferred tax assets.

    NET INCOME.  Net income in the first quarter of 2001 decreased
$4.8 million, or 22.5%, to $16.5 million from $21.3 million in the first quarter of 2000. On a pro forma, fully-taxed basis, net income increased $2.5 million, or 17.9%, from $14.0 million in the first quarter of 2000.

FISCAL YEAR ENDED DECEMBER 29, 2000 COMPARED TO FISCAL YEAR ENDED DECEMBER 31,
  1999

    NET SALES. Net sales increased $101.6 million, or 11.9%, to $952.2 million for fiscal 2000 from $850.6 million for fiscal 1999. The increase in sales related principally to sales through our company-operated sales centers, which increased $101.0 million, or 16.6%, versus fiscal 1999. During fiscal 2000, residential sales grew steadily due primarily to increased market acceptance of new products. In addition, we opened a state-of-the-art showroom and design center in Atlanta, Georgia to provide higher levels of customer service to this market. We achieved growth in commercial sales through improved product availability and overall customer service.

    Net sales to independent distributors were up $1.4 million, or 1.2%, versus fiscal 1999, while sales through the home center channel decreased
$4.0 million, or 4.2%. We took steps to improve sales through our distributor base by introducing new residential products and changing distributors in selected markets. Home center sales declined as a result of our decision to reduce sales of lower margin commodity products. Net sales within Mexico increased $3.7 million to $32.6 million in fiscal 2000 from $28.9 million in fiscal 1999.

    GROSS PROFIT. Gross profit increased $44.1 million, or 10.7%, to $454.2 million in fiscal 2000 from $410.1 million in fiscal 1999. The increase in gross profit was due primarily to the growth in sales. Gross margin decreased to 47.7% for fiscal 2000 from 48.2% for fiscal 1999. This decrease was due primarily to higher natural gas prices and the strong Mexican peso. These costs were partially offset by the implementation of various process improvements and a shifting of production to low cost state-of-the-art manufacturing facilities.

    OPERATING EXPENSES. Operating expenses increased $21.6 million, or 7.3%, to $317.2 million in fiscal 2000 from $295.6 million in fiscal 1999. This increase was a result of additional spending for new product introductions and higher costs associated with the growth in sales.

    Operating expenses as a percentage of sales decreased to 33.3% in fiscal 2000 compared to 34.7% in fiscal 1999. This decrease was primarily related to higher sales volume. In addition, we substantially reduced corporate spending due to the completion of Y2K compliance efforts in fiscal 1999. Freight expense as a percentage of sales increased to 6.8% for fiscal 2000 versus 6.7% in 1999 due to higher fuel costs and increased service requirements of the expanding residential market.

    OPERATING INCOME. Operating income increased to $137.1 million in fiscal 2000 from $114.5 million in fiscal 1999. Operating margin increased to 14.4% compared to 13.5% for the previous fiscal year due primarily to increased sales.

    NET INTEREST EXPENSE. Net interest expense decreased $7.0 million, or 18.9%, to $30.0 million in fiscal 2000 from $37.0 million in fiscal 1999. Interest expense decreased due to reduced borrowing requirements on our credit facility. Also, lower fees and interest rates combined with reduced borrowing spreads contributed to the reduction in interest expense. Our credit facility contains a pricing mechanism that lowers borrowing spreads as financial performance improves. During fiscal 2000, borrowing spreads decreased from 1.25% to 0.75% on the revolver and Term A loan borrowings and remained at 1.75% on the Term B loan borrowings.

    INCOME TAXES. The income tax provisions for fiscal 2000 and 1999 reflect Mexico tax liabilities and U.S. state and possession income tax based on taxable income in those jurisdictions. The fiscal 2000 tax provision includes a U.S. federal income tax benefit due to the reversal of the remaining valuation allowance recorded against certain U.S. federal deferred tax assets. The reversal of the valuation allowance is a result of our analysis of the likelihood of generating sufficient future taxable income and thus realizing the future benefit of tax loss carryforwards and other deferred tax assets. Although realization is not assured, we believe it is more likely than not that the tax benefits recorded will be realized through future taxable income. Our normalized effective tax rate for fiscal 2000 and fiscal 1999 was 38.5%. We expect our effective tax rate to be approximately 38.5% in the near term.

    PESO-U.S. DOLLAR EXCHANGE RATE. Our Mexican facility is considered an extension of our U.S. operations and it primarily provides ceramic tile to our U.S. operations. Due to the manufacturing requirements of our U.S. operations, fiscal 2000 domestic sales in Mexico were limited to approximately 3.4% of our consolidated net sales. Prior to the fourth quarter of fiscal 1998, translation gains or losses relating to exchange rate changes were reported as a separate component of stockholders' equity. Due to the change in functional currency in Mexico to the U.S. dollar, translation gains or losses and foreign currency transaction gains or losses are recognized in other income and expense. During fiscal 2000, we recorded translation and transaction losses of approximately $0.1 million. We use foreign currency forward contracts to hedge against currency risk associated with the Mexican peso and we account for these contracts as cash flow hedges. In accordance with Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," and its amendments, these financial instruments are marked-to-market with the offset to other comprehensive income and then subsequently recognized as a component of cost of goods sold in the same period or periods during which the hedged transaction affects earnings. We did not have any forward contracts outstanding as of December 29, 2000.

FISCAL YEAR ENDED DECEMBER 31, 1999 COMPARED TO FISCAL YEAR ENDED JANUARY 1,
  1999

    NET SALES. Net sales increased $98.8 million, or 13.1%, to $850.6 million for fiscal 1999 from $751.8 million for fiscal 1998. The increase in sales related principally to sales through our company-operated sales centers, which increased $87.2 million, or 16.7%, versus fiscal 1998. During fiscal 1999, we increased residential sales through new product introductions and the addition of a dedicated sales force. In addition, we opened a new state-of-the-art showroom and design center in Dallas, Texas to provide higher levels of customer service to this market. Also, we achieved growth in commercial sales through improved product availability and overall customer service.

    Net sales to independent distributors were down $1.4 million, or 1.2%, versus fiscal 1998, and net sales through the home center channel increased $9.0 million, or 10.4%. Independent distributor sales were negatively affected by our continued process of restructuring our distributor base, while home center sales were favorably affected by the growth of the residential business and sales to new store locations. Net sales within Mexico increased
$3.7 million to $28.9 million in fiscal 1999 from $25.2 million in fiscal 1998.

    GROSS PROFIT. Gross profit increased $54.4 million, or 15.3%, to $410.1 million in fiscal 1999 from $355.7 million in fiscal 1998. The increase in gross profit was due primarily to the growth in sales and lower manufacturing costs. Gross margin increased to 48.2% for fiscal 1999 from 47.3% for fiscal 1998. This increase was due primarily to lower manufacturing costs and increased productivity offset by reductions in selling prices caused by more intense competition. During fiscal 1999, we achieved manufacturing cost reductions by shifting production to low cost state-of-the-art manufacturing equipment at several facilities. In addition, we gained efficiencies by implementing various process improvements. We significantly reduced inventory shrink and breakage due to better controls at the company-operated stores and distribution centers.

    OPERATING EXPENSES. Operating expenses increased $11.2 million, or 3.9%, to $295.6 million in fiscal 1999 from $284.4 million in fiscal 1998. The increase was due primarily to higher selling and marketing costs associated with the increase in sales.

    Operating expenses as a percentage of sales decreased to 34.7% in fiscal 1999 from 37.8% in fiscal 1998. This decrease was the result of higher sales and our efforts to reduce general and administrative costs. Due to improved collection experience, we lowered bad debt provisions during fiscal 1999. We also reduced consulting expenses in fiscal 1999 through the completion of Y2K compliance efforts and other initiatives. In addition, freight expense as a percentage of sales decreased to 6.7% for fiscal 1999 versus 7.4% in fiscal 1998 due to improved shipment planning, increased efficiencies in distribution and consolidation of freight carriers.

    OPERATING INCOME. Operating income increased to $114.5 million in fiscal 1999 from $71.3 million in fiscal 1998. Operating margin increased to 13.5% compared to 9.5% for the previous fiscal year due primarily to increased sales and decreased operating costs.

    NET INTEREST EXPENSE. Net interest expense decreased $7.9 million, or 17.6%, to $37.0 million in fiscal 1999 from $44.9 million in fiscal 1998. Interest expense decreased due to reduced borrowing requirements on our credit facility. Also, lower fees and interest rates combined with reduced borrowing spreads contributed to the reduction in interest expense. Our credit facility contains a pricing mechanism that lowers borrowing spreads as financial performance improves. During fiscal 1999, borrowing spreads decreased from 2.0% to 1.25% on the revolver and Term A loan borrowings and decreased from 2.5% to 1.75% on the Term B loan borrowings.

    INCOME TAXES. The income tax provisions for fiscal 1999 and fiscal 1998 reflect Mexico tax liabilities and U.S. state and possession income tax based on taxable income in those jurisdictions. No U.S. federal income tax expense was recorded for fiscal 1999 and fiscal 1998 due to an offsetting reduction in a valuation allowance recorded against certain U.S. federal deferred tax assets. We established the valuation allowance in fiscal 1997 to offset any benefit of federal net operating losses and to reflect management's estimation as to the future utilization of the deferred tax assets.

    PESO-U.S. DOLLAR EXCHANGE RATE. Our Mexican facility is considered an extension of our U.S. operations and it primarily provides ceramic tile to our U.S. operations. Due to the manufacturing requirements of our U.S. operations, fiscal 1999 domestic sales in Mexico were limited to approximately 3.4% of our consolidated net sales. Prior to the fourth quarter of fiscal 1998, translation gains or losses relating to exchange rate changes were reported as a separate component of stockholders' equity. Due to the change in functional currency in Mexico to the U.S. dollar, translation gains or losses and foreign currency transaction gains or losses are recognized in other income and expense. During fiscal 1999, we recorded translation and transaction gains of approximately $0.1 million.

ASSET IMPAIRMENT

    During fiscal 1998, we closed the Mt. Gilead, North Carolina glazed floor manufacturing facility, and we are currently holding it for sale. We recorded an aggregate provision of $6.6 million in cost of goods sold in fiscal 1998 to reduce the carrying value of the facility to its net realizable value of approximately $0.9 million at December 29, 2000.

LIQUIDITY AND CAPITAL RESOURCES

    Cash flow from operations and funds available under our credit agreement continue to provide liquidity and capital resources for our working capital requirements, capital expenditures and debt service. For the first quarter of 2001, cash provided by operating activities was $10.3 million compared to $11.4 million for the same period in 2000. During the quarter, trade accounts receivable and inventory levels increased in relation to the growth in sales; however, we made improvements in working capital utilization through reduced days sales outstanding and increased inventory turns. In fiscal 2000, cash provided by operating activities was $110.2 million compared to $103.9 million in fiscal 1999.

    In the first quarter of 2001, net expenditures for property, plant and equipment were $2.3 million compared to $7.9 million in the first quarter of 2000. The decrease was due to timing differences of capital projects. We plan to initiate various capital projects during the remainder of fiscal 2001 for expansion and modernization of our manufacturing facilities, along with expenditures for routine capital improvements and maintenance.

    In fiscal 2000, net expenditures for property, plant and equipment were $37.2 million, which included approximately $23.8 million for manufacturing process improvements and the expansion and modernization of various manufacturing facilities. Also in fiscal 2000, we amended our credit agreement primarily to increase capital spending and lease limitations in support of expansion efforts.

    Cash used in financing activities was $8.6 million for the first quarter of 2001. Cash outflows for term debt amortization of $12.8 million and other debt of $0.4 million were offset by cash inflows of approximately $0.4 million on our revolving credit facility and $4.2 million related to employee stock purchases and the exercise of options to purchase common stock. In fiscal 2000, cash used in financing activities was $72.7 million. Cash outflows for revolver repayments of $22.1 million, term debt amortization of $51.0 million and additional debt and fees of approximately $5.8 million were partially offset by cash inflows of approximately $6.2 million primarily related to the exercise of options to purchase shares of our common stock and purchases of shares of our common stock pursuant to our employee stock purchase plan. Total availability as of March 30, 2001 under our credit facility was $149.1 million.

    Although we believe cash flow from operating activities, together with borrowings available under our credit facility, will be sufficient to fund working capital needs, capital expenditures and debt service requirements, we are constantly pursuing opportunities to improve our capital structure and may seek alternative financing arrangements.

    We are involved in various proceedings relating to environmental matters and are currently engaged in environmental investigation and remediation programs at various sites. We have provided reserves for the expenses related to remedial investigation and cleanup activities that are determined to be both probable and reasonably estimable. We are entitled to indemnification with respect to various expenditures incurred in connection with these environmental matters. We do not expect that the ultimate liability with respect to these investigation and remediation activities will have a material effect on our liquidity and financial condition.

    The United States is a party to the General Agreement on Tariffs and Trade. Under GATT, the United States currently imposes import duties on ceramic tile from non-North American countries at no more than 13%, to be reduced ratably to no less than 8.5% by 2004. Accordingly, GATT may stimulate competition from non-North American manufacturers who now export, or who may seek to export, ceramic tile to the United States. We cannot predict with certainty the effect that GATT may have on our operations.

    NAFTA, which was entered into by Canada, Mexico and the United States and became effective on January 1, 1994, has created the world's largest free-trade zone. NAFTA has, among other things, removed and will continue to remove, over a transition period, most normal customs duties imposed on goods traded among the three countries. In addition, NAFTA will remove or limit many investment restrictions, liberalize trade in services, provide a specialized means for settlement of, and remedies for, trade disputes arising under NAFTA and will result in new laws and regulations to further these goals. Although NAFTA lowers the tariffs imposed on our ceramic tile manufactured in Mexico and sold in the United States, it also may stimulate competition in the United States and Canada from manufacturers located in Mexico. The United States currently imposes import duties on glazed ceramic tile from Mexico of approximately 8.8%, although these duties on imports from Mexico are being phased out ratably under NAFTA by 2008. It is uncertain what ultimate effect NAFTA will have on results of our operations.

    EFFECTS OF INFLATION. We believe we have generally been able to enhance productivity to offset increases in costs resulting from inflation in the United States and Mexico. During the first quarter of 2001, the increase of the inflation rate in Mexico that was not offset by devaluation of the peso negatively affected our results. Any future increases in the Mexican inflation rate which are not offset by devaluation of the peso may negatively affect our results of operations. In addition, an increase in the U.S. inflation rate would increase our financing costs which may also negatively affect our results of operations.

    We regularly enter into transactions in other foreign currencies, which may negatively affect our results of operations.

    INTEREST RATE RISK MANAGEMENT. To mitigate the impact of fluctuations in U.S. interest rates, we currently maintain approximately 60% of our debt as fixed rate through the use of interest rate swap agreements. Interest rate swap agreements are designated with a portion of the principal balance and term of a specific debt obligation. At March 30, 2001, we held four $50.0 million interest rate swap agreements under which we pay a fixed percent of interest times the notional principal amount and receive in return an amount equal to a specified variable rate of interest times the same notional principal amount. The fixed interest rates per agreement were 6.08% and 6.06% on agreements that expire on December 31, 2001, and 5.25% on two agreements that expire on December 31, 2002. The variable rate as of March 30, 2001 was 4.90%. These agreements were considered to be perfectly effective as of March 30, 2001. During the quarter, we realized approximately $0.1 million of interest income. The cumulative fair value of these agreements as of March 30, 2001 was a liability of $2.2 million of which $1.4 million was recorded in other current liabilities and $0.8 million was recorded in long-term liabilities with the offset to other comprehensive income, net of applicable income taxes.

    FOREIGN CURRENCY EXCHANGE RISK MANAGEMENT.

    Peso Forward Contracts. We use peso forward contracts to hedge against foreign currency risk and we account for these contracts as cash flow hedges. These financial instruments are marked-to-market with the offset to other comprehensive income and deferred taxes, and then subsequently recognized as a component of cost of goods sold in the same period during which the hedged transaction affects earnings. In January of 2001, we entered into nine peso forward contracts which expire on a monthly basis through December 2001. Two contracts were settled as of March 30, 2001 for which we recognized
$0.1 million of net gain. The remaining seven contracts had a cumulative fair value of $0.8 million which was recorded in other current assets with the offset to other comprehensive income, net of applicable income taxes. The hedge instruments were considered perfectly effective as of March 30, 2001.

    Lira Forward Contracts. Currently, we use lira forward contracts to hedge against foreign currency risk and we account for these contracts as fair value hedges. These financial instruments are marked-to-market with the offset against the change in fair value of the firm commitment. At March 30, 2001, we had one lira forward contract outstanding for the purchase of manufacturing equipment with a notional amount of $1.9 million to be settled in May 2001. Due to the design of the hedge, changes in the fair value of the forward contract perfectly offset changes in the fair value of the firm commitment. As of March 30, 2001, the fair value of the hedge was a liability of $0.1 million which was recorded in other current liabilities with the offset to property, plant and equipment.

    NATURAL GAS RISK MANAGEMENT. We use a combination of natural gas futures contracts and long-term supply agreements to manage unanticipated fluctuations in natural gas prices. The instruments generally cover a period of one to three years on forecasted usage of natural gas measured in MMBTU. At March 30, 2001, we held natural gas contracts with an aggregate notional amount of approximately
1.7 million MMBTU. During the first quarter, we realized approximately
$1.7 million in net gain. These contracts had an aggregate fair value of approximately $2.0 million of which $1.7 million was recorded in other current assets and $0.3 million was recorded in long-term assets with the offset recorded in other comprehensive income, net of applicable income taxes. The weighted average strike price per contract was $3.72. In addition, we sold all of our Mexican natural gas contracts, which had an aggregate notional amount of
2.1 million MMBTU. The fair value of these contracts, which remains in other comprehensive income, net of applicable income taxes, will be recognized in cost of goods sold ratably based on original forecasted transactions. If we determine that a forecasted transaction will not occur, the fair value of the related contract will be recognized in earnings immediately. These contracts were replaced with a long-term supply agreement to purchase gas at a fixed price for the next three years.

                             CERAMIC TILE INDUSTRY

    Ceramic tile comprised approximately 10.6% of the approximately $19 billion of U.S. floor covering sales in 1999. Since 1992, the U.S. ceramic tile industry has grown at a faster rate than overall U.S. construction activity. We believe this growth is attributable primarily to ceramic tile's increasing share over other types of floor coverings and we expect this trend to continue. From 1992 to 1999, U.S. ceramic tile sales by unit volume are estimated to have increased at a compound annual rate of 10.9% from approximately 1.0 billion square feet in 1992 to approximately 2.1 billion square feet in 1999. During this same period, the U.S. new construction market increased at a 7.4% compound annual rate, and unit volume sales for carpet, resilient flooring and wood flooring products are estimated to have increased at compound annual rates of 5.0%, 6.1% and 9.7%, respectively. The approximately 29 billion square foot U.S. floor covering market increased at a compound annual rate of 6.0%. Despite an increase of approximately 60% in U.S. per capita ceramic tile consumption from 5 square feet in 1995 to 8 square feet in 1999, the United States continues to lag significantly behind the per capita ceramic tile consumption in many western European countries.

    We believe a majority of U.S. ceramic tile sales by unit volume is comprised of floor tile. We believe floor tile has been steadily increasing its share of U.S. ceramic tile sales since 1992. In the United States, ceramic floor tile principally competes with carpet, resilient flooring, wood flooring, marble and other stone products.

    The U.S. wall tile segment consists primarily of 4 1/4" and 6" square tile and a variety of complementary trim and angle pieces. Larger size wall tiles, which are 6"x8" and larger, are primarily used in residential applications and represent a smaller, but fast growing, segment of the U.S. wall tile market. In the United States, ceramic wall tile principally competes with paint, wallpaper, laminates, fiberglass and wood paneling. The majority of the U.S. wall tile segment sales are made by domestic tile manufacturers. Although there is no significant technological or economic barrier to entry in the U.S. wall tile segment, foreign manufacturers generally have not offered the breadth of trim and angle pieces that we believe would be necessary for them to present a competitive wall tile product offering in the United States. In addition, wall tile manufacturers must develop capabilities to achieve consistent color shades for each different production run, as well as for the corresponding trim and angle pieces. As the number of colors, textures and finishes in a product offering increases, the manufacturing process becomes more complex, particularly in terms of color shading consistency.

    Ceramic tile is used for residential and commercial applications, both in new construction as well as in remodeling. Glazed wall tile is used for interior walls, shower walls, countertops, vanity tops, ceilings and kitchen backsplashes, as well as for light duty residential floors. Ceramic floor tile, both glazed and unglazed, is common in commercial and residential floors, walls, countertops and patios. Unglazed mosaic tile is typically applied in commercial walls and floors, as well as in decorative murals and logos. Glazed mosaics are commonly used in light usage areas as a decorative accent to the unglazed mosaic products and in kitchen backsplashes and shower walls. Both glazed and unglazed mosaic tile are also commonly used in bathrooms for residential and commercial purposes.

    The U.S. ceramic tile industry is highly fragmented at both the manufacturing and distribution levels. In 1999, approximately 72% of ceramic tile sales by unit volume in the United States consisted of imports, including approximately 7% manufactured by our facility in Mexico. We believe the large percentage of ceramic tile imports into the United States primarily is attributable to the style and design innovation by European producers. Historically, U.S. ceramic tile imports were principally from Italian manufacturers, as well as from Mexican, Spanish and Brazilian manufacturers. The United States currently imposes import duties on glazed ceramic tile from Mexico of approximately 8.8%, although these duties on imports from Mexico are being phased out ratably under NAFTA through 2008. Under GATT, the United States currently imposes import duties on ceramic tile from non-North American countries at no more than 13%, to be reduced ratably to no less than 8.5% by 2004.

    The U.S. ceramic tile industry primarily distributes its products through three distinct distribution channels. The industry's largest distribution channel is the independent distributor channel consisting of both independent ceramic tile wholesalers and floor covering wholesalers. We believe this channel represents approximately one-half of the U.S. ceramic tile industry's unit volume sales and that this channel is highly fragmented, consisting of a large number of distributors, including many single store operations. Foreign manufacturers primarily utilize this distribution channel to access U.S. consumers of ceramic tile. The independent distributor's largest selling product is typically floor tile, and this channel primarily targets residential remodeling and residential new construction applications. We believe the remainder of the U.S. ceramic tile industry's unit volume sales is primarily distributed through manufacturer-operated sales centers and home center retailers. Sales centers primarily serve residential new construction applications, as well as commercial new construction and remodeling applications. Home center retailers primarily serve residential remodeling applications. In addition, we believe home center retailers have increased consumer awareness of and accessibility to ceramic tile.

    On large commercial and residential projects, ceramic tile manufacturers and distributors often seek to work directly with architects, builders, developers and design professionals on aesthetic, technical and service considerations in an attempt to obtain specifications for use of their products. On smaller residential and commercial projects, consumers typically contact tile contractors or retail dealers for product and installation advice. Ceramic tile contractors often influence purchasing decisions and, in our opinion, seek to purchase from a supplier with high quality standards, a broad product line, local distribution and competitive prices.

                                    BUSINESS

GENERAL

    We believe we are the leading manufacturer, marketer and distributor of ceramic tile in the United States, and one of the largest in the world. We believe we had approximately a 20% market share in square feet of ceramic tile sold in the United States in 1999, which is significantly greater than our nearest competitor. We produce a broad line of high quality wall, floor, quarry and mosaic tile products used in both residential and commercial markets, new construction as well as remodeling. In addition, we distribute stone, porcelain and installation products. Most of our products are marketed under our Daltile and American Olean brand names.

HISTORY

    We were formed as a Delaware corporation in 1987. On January 9, 1990, AEA Investors Inc., a privately held corporation headquartered in New York, arranged for us to acquire Dal-Tile Corporation, its affiliated companies and related assets. Dal-Tile Corporation began operations in 1947 as the Dallas Ceramic Company and established its first wall tile manufacturing facility and corporate headquarters in Dallas, Texas. On December 29, 1995, we completed the acquisition of American Olean Tile Company, Inc., a wholly-owned subsidiary of Armstrong World Industries, Inc., and some of the related assets of the ceramic tile operations of Armstrong World Industries, Inc. We are a holding company and we conduct all of our operations through our wholly-owned subsidiary Dal Tile Group and our 49.99% interest in Recumbrimientos Interceramic, S.A. de C.V., a Mexican joint venture.

DISTRIBUTION, SALES AND MARKETING

    We distribute our products through three separate distribution channels:

    - company-operated sales centers;

    - independent distributors; and

    - home center retailers.

    Our business is organized into three strategic business units which address the specific customer needs of each distribution channel. We have a dedicated sales force that supports each of our strategic business units.

    We have three regional distribution centers strategically located in California, Maryland and Texas. These centers help us maintain high quality customer service in each distribution channel by focusing on shorter lead times, increased order fill rates and improved on-time deliveries to our customers. In addition, these regional distribution centers enhance our ability to plan and schedule production and to manage inventory requirements.

    During fiscal 2000, we opened a state-of-the-art showroom and design center in Atlanta, Georgia. In fiscal 1999, we opened a showroom and design center in Dallas, Texas. These showrooms are dedicated primarily to the residential business and provide a place for customers of local builders, remodelers, architects, designers and contractors to view and select ceramic tile and natural stone for their building projects. We staff these showrooms with design professionals knowledgeable in wall and floor tile applications, as well as in current design and decorating trends.

    COMPANY-OPERATED SALES CENTERS. Our network of 222 company-operated sales centers located in the United States, Canada and Puerto Rico primarily distributes the Daltile brand product, serving customers in all 50 states and portions of Canada and Puerto Rico. In fiscal 2000, a majority of our net sales were made through our company-operated sales centers.

    In addition to our sales center staff, approximately 120 sales representatives servicing both the residential and commercial markets also support this distribution channel. The Daltile brand also has a group of approximately 40 sales representatives dedicated exclusively to the architectural community. The architectural community exercises significant influence over the specification of products utilized in commercial applications.

    We have designed each sales center to serve as a "one-stop" source that provides customers with one of the ceramic tile industry's broadest product lines--a complete selection of glazed floor tile, glazed wall tile, glazed and unglazed ceramic mosaic tile, porcelain tile, quarry tile and stone products, as well as installation products. In addition to products that we manufacture, the sales centers carry a selection of products purchased from third party manufacturers to provide customers with a broader product line. The sales centers generally range in size from 3,000 to 30,000 square feet, with a typical center occupying approximately 12,000 square feet. The sales centers consist of a showroom dedicated to displaying the product offerings together with office space and a warehouse in which inventory is stocked. We design our sales center displays and inventories to reflect local consumer preferences. The sales centers generally are located in light industrial, rather than retail, areas and generally occupy moderately priced lease space under three to five year leases.

    As of March 30, 2001, our sales center distribution network included 218 Daltile sales centers and four American Olean sales centers. Our sales center distribution network also included three stone slab operations and two residential showrooms, which provide sales and merchandising support to the sales centers. In the future, we may open additional sales centers in areas where factors such as population, construction activity, local economic conditions and usage of tile create an attractive environment for a sales center. Occasionally, sales centers are closed in locations where economic and competitive conditions have changed.

    INDEPENDENT DISTRIBUTORS. We service the independent distributor channel through a dedicated business unit that includes 11 regional sales managers to serve the particular requirements of its customers. We distribute the American Olean brand through approximately 200 independent distributor locations and four company-operated sales centers that service a variety of residential and commercial customers. Our strategy is to increase our presence in the independent distributor channel, particularly in tile products that are most commonly used in flooring applications.

    Our sales within Mexico are generated by a network of independent retailers which we principally supply with products from the Monterrey, Mexico manufacturing facility.

    HOME CENTER RETAILERS. We believe we are one of the U.S. ceramic tile industry's largest suppliers to the do-it-yourself and buy-it-yourself markets. We serve these markets through more than 1,600 home center retail outlets nationwide, including Home Depot and Lowe's. The home center retailer channel provided us with new sources of sales over the past five years, and we expect it to continue to present important growth opportunities.

ESTABLISHED BRANDS AND SPECIAL MARKETING PROGRAMS

    We believe we have two of the leading brand names in the U.S. ceramic tile industry--Daltile and American Olean. The roots of the Daltile brand name date back approximately 50 years, and the roots of the American Olean brand name date back approximately 75 years.

    Our company-operated sales centers primarily distribute the Daltile brand, and the independent distributors primarily distribute the American Olean brand. Each brand has its own fully integrated marketing program emphasizing its fashion orientation. These programs include merchandising tools, literature, catalogs and an Internet website.

    We also have a special marketing program with Kohler-Registered Trademark-for bathroom and kitchen fixture color coordination. The program includes the development of ceramic tile products and the creation of merchandising programs to complement this product line.

PRODUCT AND PRODUCT DEVELOPMENT

    We manufacture and sell different types of tile in various sizes and styles for commercial and residential use, including related trim and angle pieces. We also sell products purchased from third-party manufacturers, primarily porcelain tile, natural stone and installation products. We believe "one-stop shopping" provides us with an important competitive advantage in servicing our core customers, especially tile contractors.

    We believe, due to technological innovations, the U.S. ceramic tile industry is becoming increasingly fashion-oriented, particularly in tile used in flooring applications. We have developed capabilities to produce fashionable and innovative tile products and to simulate natural products such as stone, marble and granite. In order to capitalize on the increasing demand for, and higher margins available from, fashion-oriented tile products, we will continue to:

    - increase the number of new tile product introductions;

    - focus on shortening product introduction cycle time;

    - expand our relationships with leading glaze and raw material manufacturers;

    - focus on consumer preferences to deliver products consistent with current design trends; and

    - invest in research and development to further develop new products and manufacturing capabilities.

    In September 2000, we formed a joint venture, Dal Italia LLC, with EmilCeramica S.p.A., a leading Italian tile manufacturer. Dal Italia LLC sells and distributes high quality, fashion-oriented porcelain tile in the North American market. Dal Italia LLC has a supply agreement with EmilCeramica S.p.A. in which porcelain tile products are purchased at cost plus transportation charges and then distributed and sold exclusively by Dal Italia LLC through our distribution channels. We believe this joint venture will allow us to offer our customers specially designed products combining advanced Italian technology with our unmatched distribution and professional sales services.

CUSTOMERS

    Our core customers consist of large and small tile contractors, architects, design professionals, builders, developers, independent distributors, floor covering dealers and ceramic specialty retailers. We are also a significant supplier to the do-it-yourself and buy-it-yourself markets through home center retailers, such as Home Depot and Lowe's. Our broad and diversified customer base includes more than 41,000 active accounts in the United States. In addition, we have a program that includes over 285 accounts which specify our products on their projects. These accounts range from recognized restaurant chains, such as McDonald's, Wendy's, Taco Bell and Burger King, to other national chain stores, such as Barnes & Noble bookstores, Wal-Mart stores and ExxonMobil service stations.

    We do not rely on any one customer or group of customers for a material portion of our net sales. The largest customer for fiscal 2000 accounted for less than 8% of net sales, and our ten largest customers accounted for approximately 15% of net sales in the same period.

MANUFACTURING

    We believe our manufacturing organization offers competitive advantages due to our ability to manufacture a differentiated product line consisting of one of the ceramic tile industry's broadest product offerings of colors, textures and finishes, and our ability to efficiently manufacture an extensive array of trim and angle pieces. Our manufacturing strategy is to maximize production at our lowest cost manufacturing facilities, to continue ongoing improvements by implementing demonstrated best practices and to continue to invest in manufacturing technology to lower our costs and develop new capabilities.

    We operate nine tile manufacturing facilities with an aggregate annual manufacturing capacity of approximately 488 million square feet, the largest ceramic tile manufacturing capacity of any U.S.-based manufacturer. During the five-year period from 1996 to 2000, we invested approximately $150 million in capital expenditures, principally for new plants and state-of-the-art fast-fire equipment in order to increase manufacturing capacity, improve efficiency and develop new manufacturing capabilities. Over the same period, we closed four of our less efficient plants. We expanded our manufacturing capacity from approximately 402 million square feet to approximately 488 million square feet during the same period, a net increase of approximately 20%. We are currently finalizing the development plans for our newest state-of-the-art floor tile manufacturing facility in Muskogee, Oklahoma.

    We have established additional capacity as follows:

    - In fiscal 1996, we established approximately 22 million square feet of fast-fire wall tile production capacity at the El Paso, Texas facility, and we increased this capacity to approximately 45 million square feet in fiscal 1997.

    - In fiscal 1998, we added approximately 22 million square feet of fast-fire wall tile production capacity at the Dallas, Texas facility to replace less efficient production capacity at that location.

    - In fiscal 1999:

       -- we added approximately 22 million square feet of fast-fire glazed floor tile capacity in the Monterrey, Mexico facility; and

       -- we added approximately 5.6 million square feet of fast-fire wall tile trim capacity in the Dallas, Texas facility to replace less efficient production capacity at that location.

    - In fiscal 2000:

       -- we added approximately 22 million square feet of fast-fire glazed wall tile capacity in the El Paso, Texas facility;

       -- we added approximately 5.0 million square feet of fast-fire wall tile trim capacity in the Dallas, Texas facility to replace less efficient production capacity at that location; and

       -- we added approximately 5.5 million square feet of fast-fire quarry capacity in the Lewisport, Kentucky facility.

    We began operations in Mexico at our Monterrey facility in 1955 and since then have been manufacturing products at this facility for U.S. and Mexican consumption. The Monterrey facility contains five distinct manufacturing plants, three of which produce ceramic tile, one which produces frit, which is ground glass, and one which produces refractories. This facility is our largest manufacturing facility.

    We also have a 49.99% interest in Recumbrimientos Interceramic, S.A. de C.V., a Mexican joint venture with Interceramic, a leading Mexican manufacturer. The joint venture is required to supply us, at our option, with up to 25 million additional square feet of floor tile annually.

    Following the acquisition of American Olean, we consolidated wall tile production by closing the Lansdale, Pennsylvania and Jackson, Tennessee wall tile facilities and consolidating a portion of the mosaic tile production in fiscal 1996. In fiscal 1997, we initiated the process of consolidating a portion of unglazed floor tile production by closing the Coleman, Texas facility. In addition, we suspended production in late fiscal 1997 at the Mt. Gilead, North Carolina glazed floor tile facility; we closed this facility during fiscal 1998. We are pursuing the sale of the Coleman and Mt. Gilead facilities.

    The following table summarizes the products currently manufactured by our facilities:

              FACILITY                             PRODUCT TYPE
              --------                             ------------
Fayette, AL..........................  Unglazed quarry tile
Lewisport, KY........................  Unglazed quarry tile
Monterrey, Mexico....................  Glazed wall tile, glazed floor tile, glazed mosaic tile
Olean, NY............................  Unglazed mosaic tile
Gettysburg, PA.......................  Unglazed mosaic tile
Jackson, TN..........................  Glazed and unglazed mosaic tile
Conroe, TX...........................  Glazed floor tile
Dallas, TX...........................  Glazed wall tile
El Paso, TX..........................  Glazed wall tile

    While some of the manufacturing facilities are described above as producing either "floor" or "wall" tile, tile consumers use all sizes and varieties of tile products in all types of applications. The references to "floor" and "wall" tile serve to identify the most common application for the size and variety in question.

RAW MATERIALS

    We manufacture:

    - wall tile primarily from talc and clay;

    - floor tile and glazed mosaic tile primarily from impure nepheline syenite and clay;

    - unglazed ceramic tile primarily from pure nepheline syenite and clay; and

    - unglazed quarry tile from clay.

    During the fourth quarter of fiscal 1999, we sold our talc mining operation, along with the related mineral rights, to Wold Talc Company. In conjunction with the sale, we signed a long-term supply agreement for our talc requirements with Wold Talc.

    We own long-term clay mining rights in Alabama, Kentucky and Mississippi that satisfy nearly all of our clay requirements for producing unglazed quarry tile. We purchase a number of different grades of clay for the manufacture of our non-quarry tile. We believe there is an adequate supply of all grades of clay and that all are readily available from a number of independent sources.

    We purchase all of our impure nepheline syenite requirements from Minnesota Mining and Manufacturing Company. However, we believe there is an adequate supply of impure nepheline syenite that can be obtained from other sources. We purchase pure nepheline syenite from Unimin Corporation, which is the only major supplier of this raw material in North America. We believe if there were a supply interruption of pure nepheline syenite, we could use feldspar in the production of unglazed ceramic tile. We can purchase feldspar from a number of sources at comparable cost.

    We use glazes on a significant percentage of manufactured tile, consisting of frit, zircon, stains and other materials, with frit being the largest ingredient. We manufacture approximately 62% of our frit requirements.

    We review our sources of raw materials periodically and may eliminate or reduce the use of various raw materials based on the cost and chemical composition of alternative sources.

MANAGEMENT INFORMATION SYSTEMS

    During fiscal 2000, we implemented major new systems, including a new sales forecasting system, a website for independent distributors, a web-based tracking system to track purchase orders for sourced finished goods, an Oracle general ledger system and a sales data warehouse for comprehensive sales reporting. In addition, we developed sales systems and Internet-based customer service systems that are fully integrated with our management information systems.

COMPETITION

    We sell our products in a highly competitive marketplace. We estimate that over 100 tile manufacturers, more than half of which are based outside the United States, compete for sales of ceramic tile to U.S. customers. Although the U.S. ceramic tile industry is highly fragmented at both the manufacturing and distribution levels, we believe we are the leading manufacturer, distributor and marketer of ceramic tile in the United States, and one of the largest in the world. In addition to competition from domestic and foreign tile manufacturers, we encounter competition from manufacturers of products that serve as an alternative to tile. Competition in the tile industry is based on design, price, customer service and quality. We believe we have a favorable competitive position as a result of our extensive North American distribution system and manufacturing capacity, together with our vertically integrated operations. In fiscal 1999, approximately 72% of ceramic tile sales by unit volume in the United States consisted of imports, including approximately 7% manufactured by our facility in Mexico. In general, the proportion of U.S. ceramic tile sales attributable to imports has increased in recent years.

    Our products compete with numerous other wall and flooring coverings for residential and commercial uses. Floor coverings include carpet, wood flooring and resilient flooring. Wall coverings include paint, wallpaper, laminates and wood paneling. Ceramic tile products compete effectively as to price with carpeting, wood flooring and vinyl flooring. Although the cost of installation of ceramic tile is higher than the cost of installation of carpet, wood flooring and some wall coverings, it is generally believed that ceramic tile has a lower cost over its useful life, primarily due to ceramic tile's durability.

EMPLOYEES

    At March 30, 2001, we employed approximately 7,700 persons, approximately 3,000 of which were employed by our Mexican subsidiary. Approximately 10% of our employees in the United States are represented by unions under collective bargaining agreements with the United States Steelworkers of America International Union, which expire on November 5, 2002 and February 1, 2004. Approximately 90% of the employees in Mexico are represented by a union under a collective bargaining agreement with the Sindicato Industrial de Trabajadores y Empleados del Estado de Nuevo Leon, which expires in December 2001. We have not experienced a significant work stoppage in Mexico in over 20 years and experienced only one brief work stoppage in the United States over that period. We believe relations with our employees are generally good.

TRADEMARKS

    We own rights to trademarks and tradenames, including Daltile, American Olean, Home Source-Registered Trademark- and Dal-Monte-Registered Trademark-, which we use or have used to market our products. We believe breadth of product line, customer service and price are important in tile selection and that the trademarks and trade names themselves are important as source identifiers that help differentiate our product lines from those of our competitors.

ENVIRONMENTAL REGULATION

    We are subject to federal, state, local and foreign environmental laws and regulations, including those governing air emissions, wastewater discharges, the use, storage, treatment and disposal of solid and hazardous materials, and the remediation of contamination associated with the disposal of these materials. Because of the nature of our business, we have incurred, and will continue to incur, costs of complying with these environmental laws and regulations. We are involved in various proceedings relating to environmental matters and are currently engaged in environmental investigation, remediation and post-closure care programs at some of our sites. We have provided reserves for the expenses related to these activities that we have determined to be both probable and reasonably estimable. We are entitled to indemnification with respect to some of the expenditures incurred in connection with these environmental matters. We do not expect that the ultimate liability with respect to these activities will have a material effect on our liquidity and financial condition.

    A number of our facilities have conducted tile manufacturing operations for many years. In the past, these facilities have used lead compounds and other hazardous materials in their glazing operations. The Texas environmental proceedings discussed below arose principally in connection with the disposal of waste materials containing lead compounds prior to the acquisition of Dal-Tile Corporation arranged by AEA Investors. Occasionally, we are also involved in the remediation of historic contamination at some of our other present and former facilities, as well as at other locations in the United States.

    We are involved in Resource Conservation and Recovery Act Part B post-closure care permitting projects with respect to two sites near our Dallas facility, which are proceeding under the oversight of the Texas Natural Resource Conservation Commission. In March 1991, we agreed to an administrative order with the predecessor to the TNRCC. This order related to waste disposal activities conducted prior to the acquisition of Dal-Tile Corporation arranged by AEA Investors. Specifically, the 1991 order related principally to the disposal of waste materials containing lead compounds in a gravel pit, Elam, near the City of Mesquite's landfill in Dallas County from 1980 to 1987, and the disposal of miscellaneous solid wastes that were contaminated by lead compounds at a company-operated landfill located on Pleasant Run Road in Dallas County from 1986 to May of 1990. Pursuant to this 1991 order, we paid a non-deferred assessed penalty of $350,000 and contributed another $350,000 to a fund dedicated to environmental enhancement activities in Dallas County. We received a notice from the TNRCC terminating the 1991 order and releasing us from any obligation regarding the payment of deferred penalties. TNRCC approved our closure plans for the Elam and Pleasant Run Road facilities, and we have completed remediation and other activities associated with the closures. The TNRCC formally issued post-closure care permits for the Elam and Pleasant Run Road facilities in April of 2000. We expect to incur a future cost of approximately $270,000 in connection with post-closure care activities at the Elam and Pleasant Run Road facilities. We expect to recover at least 50% of costs relating to these sites pursuant to the settlement agreement with two of our former owners. We have already recovered a substantial portion of these costs and we believe any amounts not recovered pursuant to the settlement agreement will not have a material adverse effect on us.

    The remediations described above followed a related criminal investigation which led to the indictments and, in fiscal 1993, the convictions of a former owner and a former senior executive officer on federal charges of violating environmental laws. The U.S. Attorney's Office for the Northern District of Texas, which obtained the indictments, informed us in writing on April 22, 1992 that, based on information in its possession, it had decided not to prosecute us for violations of environmental criminal statutes.

    We are involved in an environmental remediation program with respect to the disposal of hazardous wastes prior to the acquisition of Dal-Tile Corporation arranged by AEA Investors at a third site near our Dallas facility. In
October 1994, we agreed to an administrative order with Master-

Halco, Inc. (a manufacturing company not affiliated with us), other third party individuals and the TNRCC relating to, among other things, the investigation and remediation in connection with the alleged disposal of waste materials containing lead compounds generated by us and by others at a gravel pit at Walton on Kleburg Road in Dallas prior to 1980. We have agreed to indemnify the third-party individuals against any costs relating to the disposal of industrial solid waste at the site. Among other things, the 1994 order defers an administrative penalty of $213,200 assessed against the individuals pending timely and satisfactory completion of the technical requirements in the order. Master-Halco has paid us $690,000 to resolve its share of remediation costs relating to the Walton site. We have completed all required remediation and closure activities and, in November of 2000, we submitted a formal closure certificate to the TNRCC. We will submit an application for a post-closure care permit after the closure certificate is approved. We expect to receive approval of the post-closure care permit prior to the end of fiscal 2002. In fiscal 2000, total expenditures at Walton were approximately $1,800,000. We expect to incur future costs of approximately $670,000 in connection with the Walton site. We expect to recover at least 50 percent of these costs pursuant to the settlement agreement with two of our former owners, and we believe any amounts not recovered pursuant to the settlement agreement will not have a material adverse effect on us.

    On May 20, 1993, we entered into an agreement with Robert M. Brittingham and John G. Brittingham, two of our former owners, pursuant to which they repaid us for substantially all of the costs we had incurred as of that date, which were approximately $13,600,000. This repayment was in respect of the 1991 order, the three Dallas area sites described above and various related matters, including some of the notices of violation referred to above. Pursuant to the terms of the settlement agreement, these former owners are also obligated to indemnify us against 50 percent of all expenditures incurred in connection with various environmental violations relating to our U.S. operations occurring prior to the acquisition of Dal-Tile Corporation arranged by AEA Investors in excess of the approximately $13,600,000 already paid, until the total excess expenditures reach a formula amount, and 100 percent of all the expenditures in excess of the formula amount. Our expenditures to date in respect of the matters described above have been or are expected to be indemnified in accordance with the terms of the settlement agreement, subject to the percentage limitations. Accordingly, taking into account the indemnification rights referred to above and the reserves we have established, we believe our liability for environmental violations occurring prior to the acquisition of Dal-Tile Corporation arranged by AEA Investors will not have a material adverse effect on us. We believe these two former owners currently have assets far in excess of their potential liability under the settlement agreement, and, accordingly, we believe they will be able to satisfy all of their obligations pursuant to their agreement with us. Future events, which cannot be predicted, could affect the ability of these former owners to satisfy their obligations. Therefore, we cannot assure you that they will be able to meet their obligations when they arise.

    Under the Comprehensive Environmental Response, Compensation and Liability Act and similar state statutes, regardless of fault or the legality of original disposal, certain classes of persons, including generators of hazardous substances, are subject to claims for response costs by federal and state agencies. These persons may be held jointly and severally liable for any of these claims. We have been named as a potentially responsible party under CERCLA and similar state statutes with respect to the historic disposal of certain hazardous substances at various other sites in the United States. We have entered into DE MINIMIS settlements at some of these sites; at other sites, our liability remains pending. Based on currently available information, we believe our ultimate allocation of costs associated with the investigation and remediation of these pending sites will not, in the aggregate, have a material adverse effect on our financial condition.

    In addition, subject to the terms of the Stock Purchase Agreement, dated as of December 21, 1995 pursuant to which we acquired American Olean, Armstrong agreed to indemnify us for various costs and expenses that may be incurred in the future by us arising out of pre-closing environmental conditions and activities with respect to American Olean. In December of fiscal 2000, Armstrong filed a voluntary petition for bankruptcy under Chapter 11 of the bankruptcy code. We have filed a proof of claim in the bankruptcy case with respect to various pre-closing environmental matters subject to indemnification pursuant to the American Olean acquisition agreement. We cannot assure you that we will obtain any recovery in connection with our proof of claim. We believe, based on currently available information, any liability of American Olean that is reasonably likely to arise out of any of the sites at which American Olean has potential liability as a result of pre-closing conditions and activities would not result in a material adverse effect on us.

    Numerous aspects of the manufacture of ceramic tile currently require expenditures for environmental compliance. For example, the mixing of raw materials, preparation of glazes, and pressing, drying and firing of tile all are sources of air emissions that require permitting expenditures for compliance with laws and regulations governing air emissions, including the purchase, operation and maintenance of control equipment to prevent or limit air emissions. We are currently seeking modifications to air permits at our Texas facilities to correct noncompliances, including those reported to the TNRCC in September 2000 under the Texas Environmental, Health and Safety Audit Privilege Act. Although we cannot guarantee that penalties will not be imposed for any noncompliances reported to the TNRCC, we expect to avoid penalties and to timely implement any necessary corrective action. However, depending on applicable requirements, we could incur increased compliance costs.

    Many of our manufacturing operations result in the processing of raw materials that contain silica. These manufacturing processes require expenditures for capital equipment in order to comply with Occupational Safety and Health Administration regulations with respect to potential employee exposure to dust which may contain silica generated by such processes. In addition, the rinsing of spray dryers and containers used for the preparation of glaze and tile body results in wastewater discharges that require expenditures for compliance with laws and regulations governing water pollution. Some of our manufacturing processes, including the preparation of glaze, the assembly of certain tile and the operation and maintenance of equipment, result in the generation of solid and hazardous wastes that require expenditures in connection with the appropriate handling, treatment, storage and disposal of these wastes. Finally, we also are engaged in recycling and pollution prevention programs.

    Compliance with current laws and regulations has not had, and is not expected to have, a material adverse effect on us, including with respect to our capital expenditures, earnings and competitive position.

    In addition, in light of the lengthy manufacturing history of our facilities, it is possible that additional environmental issues and related matters may arise relating to past activities which we cannot now predict, including tort liability and liability under environmental laws. In particular, a number of our facilities located in the United States used lead compounds in glaze materials. Our Mexican facilities continue to use lead compounds in the manufacture of a few of our products. Significant exposure to lead compounds may have adverse health effects. Although it is impossible to quantify our liability, if any, in respect of these matters, including liability to individuals exposed to lead compounds, no claims relating to our use of lead compounds or waste disposal matters are pending against us except as described above. In addition, it is impossible to predict the effect which future environmental regulation in the United States, Mexico and Canada could have on us.

GEOGRAPHIC LOCATION

    Financial information by geographic location for the three fiscal years ended December 29, 2000 is set forth in Note 12 to the Consolidated Financial Statements included in this prospectus. See also "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

PROPERTIES

    We own or lease manufacturing, distributing, office and sales facilities in the United States and Mexico, as described below.

MANUFACTURING, DISTRIBUTION AND OFFICE FACILITIES

    We own or lease 12 manufacturing, distribution and office facilities. The location, use and floor area of such facilities are described as follows:

          LOCATION                            USE                       SQ. FEET          LEASED/OWNED
          --------                            ---                       ---------         ------------
Fayette, AL.................  Manufacturing                               276,467             Owned
Lewisport, KY...............  Manufacturing                               270,836             Owned
Baltimore, MD...............  Distribution                                315,000            Leased(1)
Monterrey, Mexico...........  Manufacturing, Distribution & Office      1,464,597             Owned
Olean, NY...................  Manufacturing                               278,417             Owned
Gettysburg, PA..............  Manufacturing                               218,609             Owned
Jackson, TN.................  Manufacturing                               655,211             Owned
Conroe, TX..................  Manufacturing                               208,059             Owned
Dallas, TX..................  Manufacturing, Distribution & Office        733,846             Owned
Dallas, TX..................  Distribution                                472,500            Leased(1)
El Paso, TX.................  Manufacturing                               366,876            Ground
                                                                                             Leased(2)
Los Angeles, CA.............  Distribution                                410,515            Leased(1)

------------------------
(1) The leases for the Baltimore, Maryland; Los Angeles, California; and Dallas, Texas facilities expire on February 28, 2007, March 31, 2007 and
    January 31, 2003, respectively, and are subject to renewal options.

(2) The ground lease expires on November 21, 2034.

    We closed our Coleman, Texas manufacturing facility in fiscal 1997 and closed our Mt. Gilead, North Carolina manufacturing facility in fiscal 1998. We are pursuing the sale of the Coleman and Mt. Gilead facilities. We are currently finalizing the development plans for our newest state-of-the-art floor tile manufacturing facility in Muskogee, Oklahoma.

SALES CENTERS

    As of December 29, 2000, we owned one sales center in Denver, Colorado, totaling approximately 22,500 square feet. In addition, we were leasing 221 sales centers as of December 29, 2000, aggregating approximately 2.6 million square feet. The leases for these sales centers have average terms of three to five years, with expiration dates between 2001 and 2006.

    For a description of aggregate rental expenses with respect to our operating leases, see Note 10 to the consolidated financial statements included in this prospectus relating to commitments and contingencies.

    As of December 29, 2000, we leased three stone sales centers totaling approximately 67,000 square feet and two showrooms totaling approximately 16,000 square feet.

LEGAL PROCEEDINGS

    In addition to the proceedings described under "Business--Environmental Regulation," we are involved in various lawsuits arising in the normal course of business. In our opinion, the ultimate outcome of these lawsuits will not have a material adverse effect on our business and operations.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

    Our directors and executive officers are set forth below. Some of the executive officers hold positions with one of our subsidiaries, Dal-Tile Corporation or Dal-Tile Mexico. All directors hold office until the annual meeting of stockholders following their election or until their successors are duly elected and qualified. Officers are appointed by the board of directors and serve at its discretion.

                   NAME                       AGE                    POSITION OR OFFICE HELD
                   ----                     --------                 -----------------------
Jacques R. Sardas.........................     70      President, Chief Executive Officer and Chairman of
                                                       the Board of Directors
Douglas D. Danforth.......................     78      Director
John F. Fiedler...........................     62      Director
Vincent A. Mai............................     60      Director
Martin C. Murrer*.........................     43      Director
Charles J. Pilliod, Jr. ..................     82      Director
Norman E. Wells, Jr.*.....................     52      Director
W. Christopher Wellborn...................     45      Executive Vice President, Chief Financial Officer
                                                       and Assistant Secretary
Scot B. Bernstein.........................     35      Vice President, Supply Chain Planning
D. Curtis Cook............................     50      Vice President, American Olean Distribution
Dan L. Cooke..............................     59      Vice President, Information Technology
Silvano Cornia............................     41      Vice President, Research and Development
David F. Finnigan.........................     44      Vice President, Home Center Sales and Business
                                                         Development
William R. Hanks..........................     47      Vice President, Manufacturing
Andrew D. Hiduke..........................     53      Vice President, Human Resources
Matthew J. Kahny..........................     39      Vice President, Marketing
H. Clay Orme..............................     61      Vice President, Operations
Javier Eugenio Martinez Serna.............     49      Vice President, Mexico Operations
Mark A. Solls.............................     44      Vice President, General Counsel and Secretary
Harold G. Turk............................     54      Vice President, Sales Centers Operations
John C. Turner, Jr. ......................     32      Vice President, Distribution and Customer Service
Scott R. Veldman..........................     44      Treasurer

------------------------

*   Term will expire April 26, 2001.

    JACQUES R. SARDAS, President, Chief Executive Officer and Chairman of the Board of Directors--Mr. Sardas has been our President and Chief Executive Officer since July 1997 and Chairman of the Board of Directors since
September 1997. Prior to joining us, Mr. Sardas was Chairman and Chief Executive Officer of Sudbury, Inc. from 1992 to 1997. Prior to that, he spent 34 years at Goodyear Tire & Rubber Company, concluding as President of Goodyear Worldwide Tire.

    DOUGLAS D. DANFORTH, Director--Mr. Danforth has been one of our Directors since February 1997. He was Chairman and Chief Executive Officer of Westinghouse Corporation from December 1983 to December 1987. He retired on December 31, 1987. Mr. Danforth is also a Director of Sola International, Inc. and of Atlantic Express Transportation Corporation.

    JOHN F. FIEDLER, Director--Mr. Fiedler has been one of our Directors since July 1998. He is Chairman and Chief Executive Officer of Borg-Warner Automotive, Inc. Prior to joining Borg-Warner in June of 1994, he was Executive Vice President of Goodyear Tire & Rubber Company, where he was responsible for North American Tires. Mr. Fiedler's 29-year career with Goodyear included numerous sales, marketing and manufacturing positions in the United States and the Far East. Mr. Fiedler is also a Director of Roadway Express, Inc.

    VINCENT A. MAI, Director--Mr. Mai has been one of our Directors since October 1989. Mr. Mai was the President, Chief Executive Officer and a Director of AEA Investors (the managing member of DTI Investors LLC, a beneficial owner of our common stock) from April 1989 to December 1998, which included appointment to Chairman in January 1998. From January 1999 to December 1999,
Mr. Mai served as Chairman and Chief Executive Officer and currently serves as Chairman of AEA Investors. For the preceding 15 years, he was a Managing Director of Lehman Brothers, Inc., an investment banking firm. Mr. Mai is also a Director of the Federal National Mortgage Association.

    MARTIN C. MURRER, DIRECTOR--Mr. Murrer has been one of our Directors since February 2000. Mr. Murrer has been a Managing Director of Merrill Lynch & Co. since April 2001. Mr. Murrer was a Managing Director of AEA Investors from February 1999 to March 2001. From 1995 through 1999, Mr. Murrer was a Managing Director at Donaldson, Lufkin & Jenrette. From 1990 through 1995, he was a Vice President at Goldman Sachs. Mr. Murrer is also a Director of PC
Connection, Inc.

    CHARLES J. PILLIOD, JR., Director--Mr. Pilliod has been one of our Directors since March 1990 and served as Chairman of the Board of Directors from October 1993 through September 1997. From October 1993 through April 1994,
Mr. Pilliod also served as our President and Chief Executive Officer.
Mr. Pilliod served as U.S. Ambassador to Mexico from 1986 to 1989. Prior to that, he was the Chairman and Chief Executive Officer of Goodyear Tire & Rubber Company. Mr. Pilliod is also a Director of Marvin & Palmer Associates, Inc.

    NORMAN E. WELLS, JR., Director--Mr. Wells has been a one of our Directors since December 1997. Mr. Wells joined Rand McNally and Company in July 2000 as Chief Operating Officer and became Chief Executive Officer in December 2000. Mr. Wells was President and Chief Executive Officer of Easco, Inc. from November 1996 to September 1999. From March 1993 to November 1996, he was President and Chief Executive Officer of CasTech Aluminum Group, Inc. Mr. Wells is also a Director of Sovereign Specialty Chemicals, Inc.

    W. CHRISTOPHER WELLBORN, Executive Vice President, Chief Financial Officer and Assistant Secretary--Mr. Wellborn has been our Executive Vice President, Chief Financial Officer and Assistant Secretary since August 1997. From
June 1993 to August 1997, Mr. Wellborn was Senior Vice President and Chief Financial Officer of Lenox, Inc. Prior to Lenox, he was Vice President and Chief Financial Officer of Grand Metropolitan PLC's Alpo Pet Food Division.

    SCOT B. BERNSTEIN, Vice President, Supply Chain Planning--Mr. Bernstein has been our Vice President, Supply Chain Planning since July 2000. He has been with us since April 1997 and prior to July 2000 served as Director of Resource Planning. Prior to joining us, Mr. Bernstein was Director, Supply Chain Planning for Black & Decker. Prior to that Mr. Bernstein held various manufacturing and management positions with GTE and Sylvania, a division of GTE.

    D. CURTIS COOK, Vice President, American Olean Distribution--Mr. Cook has been our Vice President, American Olean Distribution since January 2000. From January 1996 until December 1999, Mr. Cook was General Manager, Independent Distributor Operations. From December 1979 through December 1995, he served at American Olean, then a subsidiary of Armstrong, where he became Regional Sales Manager, Southern Region.

    DAN L. COOKE, Vice President, Information Technology--Mr. Cooke has been our Vice President, Information Technology since January 1997. From 1982 to 1996, he held various positions with PepsiCo in the Frito-Lay and Pizza Hut divisions, most recently, he served as Pizza Hut Vice President, Information Technology. Prior to that, Mr. Cooke spent 17 years with IBM in sales and systems engineering management.

    SILVANO CORNIA, Vice President, Research and Development--Mr. Cornia has been our Vice President, Research and Development since January 1994. Since July 1984, he has held various positions with us.

    DAVID F. FINNIGAN, Vice President, Home Center Sales and Business Development--Mr. Finnigan has been our Vice President, Home Center Sales and Business Development since January 2000.

Mr. Finnigan was our Vice President, Independent Distributor and Home Center Services from April 1998 through December 1999. From August 1997 through
April 1998, Mr. Finnigan was our Vice President, Independent Distributor Operations. From January 1996 through January 1997, Mr. Finnigan held the position of Vice President, Sales Center Operations. Prior to the acquisition of American Olean Tile Company, he held various executive marketing positions with American Olean Tile Company, Armstrong World Industries and Evans and Black.

    WILLIAM R. HANKS, Vice President, Manufacturing--Mr. Hanks has been with us since March 1985 and has been our Vice President, Manufacturing since
February 1994. Prior to 1994, he served as General Manager, Assistant Plant Manager and Vice President, Manufacturing of one of our floor tile facilities.

    ANDREW D. HIDUKE, Vice President, Human Resources--Mr. Hiduke has been our Vice President, Human Resources since September 1999. From January 1998 to September 1999, Mr. Hiduke was a human resources consultant for various corporate clients. From February 1990 through January 1998, Mr. Hiduke was Senior Vice President for All First Financial, formerly First Maryland Bank Corp., where he was responsible for retail delivery. Mr. Hiduke's 20-year career in banking included numerous senior level human resources management and operational positions.

    MATTHEW J. KAHNY, Vice President, Marketing--Mr. Kahny has been Vice President, Marketing since August 1997. From January 1996 to July 1997,
Mr. Kahny was Vice President, Independent Distributor Operations. From
July 1983 through December 1995, he served at American Olean Tile Company, then a subsidiary of Armstrong World Industries, where he became Business Team Manager, Floor Tile Products.

    H. CLAY ORME, Vice President, Operations--Mr. Orme has been our Vice President, Operations since March 1999. Prior to joining us, Mr. Orme spent
36 years at Goodyear Tire & Rubber Company, concluding as Vice President, Product Supply for Goodyear's Global Operations. His responsibilities included the supervision of 85 plants located in twenty-six countries and corporate facilities planning.

    JAVIER EUGENIO MARTINEZ SERNA, Vice President, Mexico
Operations--Mr. Martinez has been our Vice President, Mexico Operations since August 1995. Prior to August 1995, he was a Managing Director of Materiales Ceramicos S.A. de C.V., formerly one of our subsidiaries, since December 1985. From 1980 to 1985, Mr. Martinez was Vice President of Strategic Planning and Business Diversification of the food division of Protexa, a diversified oil services, construction and food products company in Monterrey, Mexico.

    MARK A. SOLLS, Vice President, General Counsel and Secretary--Mr. Solls has been our Vice President, General Counsel and Secretary since January 1998. From December 1994 to December 1997, he was Vice President and General Counsel for ProNet, Inc. Additionally, Mr. Solls has owned a private practice and worked as counsel for various national health care companies. He is a Certified Mediator and a member of numerous legal associations.

    HAROLD G. TURK, Vice President, Sales Center Operations--Mr. Turk has been our Vice President, Sales Center Operations since January 1997. In 1996,
Mr. Turk was our Vice President, Home Center Services. In 1995, Mr. Turk was Executive Vice President of Field Operations. In 1994, he was Executive Vice President of Marketing. From April 1991 through 1993, Mr. Turk was Executive Vice President of Sales and Marketing, Western Region. Mr. Turk was our Vice President of Warehouse Administration from 1976 to 1991.

    JOHN C. TURNER, JR., Vice President, Distribution and Customer Service--Mr. Turner has been Vice President, Distribution and Customer Service since July 2000. He has been with us since June 1990 and prior to July 2000 served as Dal Strategic Business Unit General Manager of Sales Service Center Operations, Homes Center Services General Manager of Operations, Homes Center Services National Account Manager, Sales Service Center Manager and as an Architectural Representative.

    SCOTT R. VELDMAN, Treasurer--Mr. Veldman has been our Treasurer since December 1998. From October 1997 to December 1998, he was Assistant Treasurer. Prior to that, Mr. Veldman worked with Borg-Warner Security Corporation for
11 years, most recently as Assistant Treasurer.

                       PRINCIPAL AND SELLING STOCKHOLDERS

    The following table sets forth information regarding the beneficial ownership of our common stock immediately prior to the offering and as adjusted to reflect the sale of the shares of common stock in the offering by:

    - each person known to us to own beneficially more than 5% of the outstanding shares of our common stock (including through a review of filings with the Securities and Exchange Commission);

    - each of our directors;

    - each of our executive officers named in the executive compensation table included in this prospectus;

    - all of our directors and executive officers as a group; and

    - each other selling stockholder participating in the offering.

                                                                SHARES                                 SHARES
                                                             BENEFICIALLY                           BENEFICIALLY
                                                              OWNED PRIOR                            OWNED AFTER
                                                            TO THE OFFERING                        THE OFFERING(1)
                                                         ---------------------      SHARES      ---------------------
         NAME AND ADDRESS OF BENEFICIAL OWNER            NUMBER(2)       %         OFFERED        NUMBER        %
         ------------------------------------            ----------   --------   ------------   ----------   --------
5% STOCKHOLDERS
  DTI Investors LLC(3).................................  28,604,811      51
    c/o AEA Investors Inc.
    65 East 55th Street
    New York, NY 10022
  AEA Investors Inc.(4)................................  28,604,811      51
    65 East 55th Street
    New York, NY 10022
  Boston Partners Asset Management L.P.(5).............   3,701,500       7
    28 State Street, 20th Floor
    Boston, MA 02109
DIRECTORS AND NAMED EXECUTIVE OFFICERS
  Jacques R. Sardas(6).................................   6,515,321      11
  Douglas D. Danforth(7)...............................      15,500       *
  John F. Fiedler......................................       5,300       *
  Vincent A. Mai(7)(8).................................     135,000       *
  Martin C. Murrer.....................................      10,000       *
  Charles J. Pilliod, Jr.(7)(9)........................     315,300       *
  Norman E. Wells, Jr..................................      11,300       *
  W. Christopher Wellborn(10)..........................     405,658       *
  H. Clay Orme(11).....................................     101,000       *
  Javier Eugenio Martinez Serna(12)....................     125,205       *
  Harold G. Turk(13)...................................     207,440       *
  All directors and executive officers as a group (22
    persons)...........................................   8,659,461      14
OTHER SELLING STOCKHOLDERS
       selling stockholders, each of whom is selling
    less than   shares in the offering or beneficially
    owns less than 1% of the outstanding common stock
    prior to this offering.............................

*   Less than 1%.

--------------------------

(1) Assumes the underwriters' over-allotment option with respect to this offering is exercised in full.

(2) For purposes of this table, a person or group of persons is deemed to have "beneficial ownership" of any shares as of a given date which such person has the right to acquire within 60 days after that date. For purposes of computing the percentage of outstanding shares held by each person or group of persons named above on a given date, any shares that the person or persons have the right to acquire within 60 days after such date is deemed to be outstanding, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

(3) DTI Investors intends to distribute these shares to any of its members who has signed a lock-up agreement. See "Shares Eligible for Future Sale."

(4) AEA Investors Inc. is the manager of DTI Investors LLC and accordingly may be deemed to beneficially own these shares. AEA Investors is receiving a fee from the selling stockholders of up to $1 million for services rendered in connection with this offering, including, among other things, prospectus preparation, pricing determination, underwriter selection and administration.

(5) Boston Partners Asset Management L.P. is a Delaware limited partnership. As sole general partner of BPAM, Boston Partners, Inc., a Delaware corporation, may be deemed to beneficially own all of the shares of common stock that BPAM may be deemed to own. As principal stockholder of Boston
    Partners, Inc., Desmond John Heathwood may be deemed to beneficially own all of the shares of common stock that BPAM may be deemed to own. Mr. Heathwood disclaims beneficial ownership of these shares.

(6) Includes 6,080,000 shares subject to options, 91,481 shares held directly, 230,000 shares held in a family limited partnership, and 113,840 shares in a family trust.

(7) This director is a member of DTI Investors LLC. Under the rules of the SEC, as this director does not have voting or investment power over the shares of common stock owned by DTI Investors LLC, this director does not have beneficial ownership of these shares. This director's membership interest in DTI Investors LLC represents a less than 1% indirect interest in our common stock, this interest is in addition to any stock options held, or shares of common stock identified herein as beneficially owned, by this director.

(8) Excludes 28,604,811 shares owned by DTI Investors LLC, the managing member of which is AEA Investors. Mr. Mai is a member of DTI Investors LLC, and serves as an officer and director of AEA Investors. Mr. Mai disclaims beneficial ownership of the shares beneficially owned by DTI Investors LLC and AEA Investors. Includes 120,000 shares held directly, 10,000 shares held in a family trust and 5,000 shares held in a family foundation. Mr. Mai disclaims beneficial ownership of the shares held in the family trust and the family foundation.

(9) Includes 311,000 shares subject to options, of which 111,000 shares are held in nominee name, Hertrus and Company.

(10) Includes 370,000 shares subject to options.

(11) Includes 100,000 shares subject to options.

(12) Consists of 125,205 shares subject to options.

(13) Consists of 207,440 shares subject to options.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

    The following brief description of our capital stock does not purport to be complete and is subject in all respects to applicable Delaware law and to the provisions of our certificate of incorporation and our bylaws, copies of which have been filed with the SEC.

    Our authorized capital stock consists of 200,000,000 shares of common stock, $.01 par value per share, and 11,100,000 shares of preferred stock, par value $.01 per share. As of April 17, 2001, there are 55,736,347 shares of common stock outstanding, no shares of preferred stock outstanding and 11,940,043 shares of common stock will be issuable upon exercise of outstanding options.

COMMON STOCK

    Holders of our common stock are entitled to one vote per share on all matters to be voted upon by the stockholders, including the election of directors. Holders of our common stock do not have cumulative voting rights and, therefore, holders of a majority of the shares voting for the election of directors can elect all the directors. Under these circumstances, holders of the remaining shares will not be able to elect any directors.

    Holders of our common stock are entitled to receive dividends when declared by the board of directors out of funds legally available for the payment of dividends, after payment of dividends required to be paid on outstanding preferred stock, if any, and subject to the terms of the agreements governing our long-term debt. See "Dividend Policy." In the event that we liquidate, dissolve or wind up our operations, the holders of common stock are entitled to share pro rata in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock then outstanding, if any.

    The common stock has no preemptive, conversion or redemption rights and is not subject to further calls or assessments. All of the outstanding shares of common stock are validly issued and are fully paid and nonassessable.

    The common stock is listed on the NYSE under the symbol "DTL."

    The transfer agent and registrar for the common stock is Mellon Investor Services LLC.

PREFERRED STOCK

    The board of directors is authorized without further stockholder action to provide for the issuance from time to time of up to 11,100,000 shares of preferred stock, in one or more series, with the powers, designations, preferences and relative, participating, optional or other special rights, qualifications, limitations or restrictions as will be set forth in the resolutions providing for the issue of that series of preferred stock adopted by the board of directors. The holders of preferred stock will not have preemptive rights unless otherwise provided in the applicable certificate of designation. The holders of preferred stock will not be subject to future assessments by us. Preferred stock may have voting or other rights that could adversely affect the rights of holders of the common stock. In addition, the issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, under some circumstances, make it more difficult for a third party to gain control of us, discourage bids for the common stock at a premium, or otherwise adversely affect the market price of the common stock. On the date of this prospectus, there are no shares of preferred stock issued and outstanding.

POSSIBLE ANTI-TAKEOVER EFFECT OF CHARTER AND BYLAW PROVISIONS

    The Delaware General Corporation Law and provisions of our certificate of incorporation and our bylaws could have the effect of discouraging a potential acquiror or making it more difficult to acquire us by means of a tender offer, a proxy contest or otherwise, even though this type of acquisition might be economically beneficial to our stockholders. In addition, these provisions may make the removal of management more difficult, even in cases where the removal would be favorable to the interests of our stockholders.

ADVANCE NOTICE PROVISIONS FOR STOCKHOLDER NOMINATIONS AND STOCKHOLDER PROPOSALS

    Our bylaws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors at an annual meeting or a special meeting or to bring other business before an annual meeting of our stockholders. This stockholder notice procedure provides that only persons who are nominated by, or at the direction of, the board of directors, or by a stockholder who has given timely written notice to us prior to the meeting at which directors are to be elected, will be eligible for election as directors of our company. This stockholder notice procedure provides that at an annual meeting only business specified in the notice of the meeting given by, or at the direction of, the board of directors (or any duly authorized committee) or brought before the meeting by, or at the direction of, the board of directors (or any duly authorized committee) or by a stockholder who has given timely written notice to the Secretary of our company of that stockholder's intention to bring this business before the meeting.

    Under the stockholder notice procedure, a stockholder's notice of nominations of candidates for election as directors or business to be conducted at an annual meeting will be timely only if it is received by us not less than 60 days nor more than 90 days prior to the date of the annual meeting or, in the event that less than 70 days' notice or prior public disclosure of the date of the annual meeting is given or made to stockholders, not later than the close of business on the tenth day following the day on which such notice was mailed or the public disclosure was made, whichever occurs first. Under the stockholder notice procedure, for notice of a stockholder nomination to be made at a special meeting at which directors are to be elected to be timely, we must receive the notice not later than the close of business on the tenth day following the day on which the notice of the date of the special meeting was mailed or public disclosure of the date of the special meeting was made, whichever occurs first.

    In addition, under the stockholder notice procedure, a stockholder's notice to us proposing to nominate a person for election as a director at an annual meeting or a special meeting or to conduct specified business at an annual meeting must contain specified information. If the chairman of the board of directors presiding at a meeting determines that a person was not nominated or other business was not brought before the meeting in accordance with the stockholder notice procedure, that person will not be eligible for election as a director or that business will not be conducted at the meeting, as the case may be.

DIRECTOR'S LIABILITY

    Our certificate of incorporation provides that, to the fullest extent permitted by the DGCL as it currently exists or may be amended, our directors shall not be liable to us or to our stockholders for monetary damages for breach of fiduciary duty as a director. Under current Delaware law, liability of a director may not be limited (a) for any breach of the director's duty of loyalty to us or our stockholders, (b) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (c) in respect of some types of unlawful dividend payments or stock redemptions or repurchases, and (d) for any transaction from which the director derives an improper personal benefit. The effect of this provision of our certificate of incorporation is to eliminate our rights and the rights of our stockholders (through stockholders' derivative suits on our behalf) to recover monetary damages from a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (a) through
(d) above. This provision does not limit or eliminate our rights or the rights of our stockholders to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director's duty of care. In addition, our bylaws provide that we shall indemnify our directors and executive officers to the extent stated in the bylaws.

SECTION 203 OF THE DGCL

    We are a Delaware corporation and are subject to Section 203 of the DGCL. In general, Section 203 prevents an "interested stockholder," which is defined as a person who is the owner of 15% or more of a corporation's voting stock, or who, as an affiliate or associate of a corporation, was the owner of 15% or more of that corporation's voting stock within the prior three years and the affiliates and associates of such person, from engaging in a "business combination" as defined under the DGCL with a Delaware corporation for three years following the date the person became an interested stockholder unless: (a) before such person became an interested stockholder, the board of directors of the corporation approved the transaction or the business combination in which the interested stockholder became an interested stockholder; (b) upon completion of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began (excluding shares owned by persons who are both officers and directors of the corporation and shares held by some employee stock ownership plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or
(c) following the transaction in which the person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock of the corporation not owned by the "interested stockholder." A "business combination" generally includes mergers, stock or asset sales and other transactions resulting in a financial benefit to the "interested stockholders."

CERTAIN EFFECTS OF AUTHORIZED BUT UNISSUED STOCK

    As of March 30, 2001, our authorized but unissued capital stock consists of 144,263,653 shares of common stock and 11,100,000 shares of preferred stock. All of the authorized but unissued shares of capital stock will be available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including issuance pursuant to employee stock options and other employee plans, director stock options and future public offerings to raise additional capital or to facilitate corporate acquisitions.

    Presently, we do not have any plans to issue additional shares of common stock other than shares of common stock that may be issued upon exercise of existing options or options that may be granted in the future to our directors or employees.

                        SHARES ELIGIBLE FOR FUTURE SALE

    We currently have, and upon completion of this offering will have, 55,736,347 shares of our common stock outstanding. All of these shares are freely tradeable without restriction or limitation under the Securities Act, except for any shares held by our "affiliates," under the Securities Act, including the 14,604,811 shares that will be held by DTI Investors following this offering (12,504,811 shares if the over-allotment option is exercised in full) until the distribution by DTI Investors of the shares to its members. Following this offering, DTI Investors intends to distribute its shares of our common stock that are not sold in this offering to its members that have agreed to the transfer restrictions with the underwriters described below. All of the shares sold in this offering and, subject to the transfer restrictions described below, all of the shares distributed by DTI Investors to its members may be resold by anyone who is not one of our affiliates, without registration under the Securities Act. The shares held by our affiliates may only be sold if they are registered under the Securities Act or under an exemption from registration, such as the exemption provided by Rule 144 under the Securities Act.

    In general, under Rule 144 as currently in effect, any of our affiliates would be entitled to sell within any three-month period a number of shares that does not exceed:

    - the greater of 1% of the outstanding shares of our common stock, which would be approximately 557,363 shares based upon the number of shares outstanding after this offering; and

    - the reported average weekly trading volume in the common stock during the four weeks preceding the date on which notice of the sale was filed under Rule 144.

    Sales under Rule 144 are also subject to certain manner of sale restrictions, volume limitations and notice requirements and to the availability of current public information concerning us.

    In addition, as of April 17, 2001, there were 13,654,415 shares of common stock reserved for issuance pursuant to our stock option plans and options for the purchase of 11,940,043 shares of common stock were outstanding. These shares will be available for sale in the public market from time to time upon registration or pursuant to available exemptions from registration. Jacques R. Sardas owns 435,321 shares of our common stock and options to purchase an additional 7,423,000 shares of our common stock. W. Christopher Wellborn owns 35,658 shares of our common stock and options to purchase an additional 640,000 shares of our common stock. The sale of these shares might depress the price of our common stock.

    In connection with this offering, we will enter into an agreement providing that for a period of 180 days after the date of this prospectus we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any additional shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation, except for:

    - issuances of our common stock pursuant to the conversion or exchange of convertible or exchangeable securities or the exercise of warrants or options, in each case outstanding on the date of the underwriting agreement;

    - grants of employee stock options pursuant to the terms of a stock option plan in effect on the date of the underwriting agreement and issuances of shares of our common stock pursuant to the exercise of these options; or

    - issuances of shares of common stock pursuant to our dividend reinvestment plan.

    In addition, the selling stockholders, DTI Investors and our directors and executive officers will enter into agreements providing that they will not, without the prior written consent of Credit Suisse First Boston Corporation, for a period of 180 days after the date of this prospectus:

    - offer, sell, contract to sell, pledge or otherwise dispose of, or, in the case of DTI Investors, transfer (including by way of distribution to a member or other security holder of DTI Investors), directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any such aforementioned transaction is to be settled by delivery of our common stock or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge, disposition or transfer, or to enter into any such transaction, swap, hedge or other arrangement; or

    - make any demand for, or exercise any right with respect to, the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for shares of our common stock.

    These restrictions will not apply to:

    - transfers of shares of our common stock acquired in the open market after the date of this prospectus;

    - transfers of shares of our common stock as a BONA FIDE gift to any person, trust or other entity if the donee agrees in writing to be bound by the transfer restrictions described above;

    - transfers of shares of our common stock for no value to any trust for the benefit of the transferor or members of the immediate family of the transferor if the trust agrees in writing to be bound by the transfer restrictions described above; and

    - distributions by DTI Investors of shares of our common stock not sold by its members in this offering to any member that agrees in writing to be bound by the transfer restrictions described above.

    Credit Suisse First Boston Corporation may in its sole discretion and at any time without notice, release all or any portion of the shares subject to these restrictions.

    We and DTI Investors, its manager, AEA Investors Inc., and Jacques R. Sardas have entered into a letter agreement in accordance with which we have granted to DTI Investors, AEA Investors and the members of DTI Investors and their affiliates certain demand rights to cause us to file a registration statement under the Securities Act covering resales of all shares of common stock held by them, and to use our reasonable efforts to cause the registration statement to become effective. The letter agreement also grants DTI Investors and Mr. Sardas piggyback registration rights in specified circumstances. We have also entered into an employment agreement with Mr. Sardas pursuant to which we have granted him certain demand rights to cause us to file a registration statement under the Securities Act covering resales of all shares of common stock owned by him under certain circumstances. Pursuant to an employment agreement with Mr. Sardas and an employment agreement with W. Christopher Wellborn, we also granted Mr. Sardas and Mr. Wellborn piggyback registration rights upon a secondary registration on behalf of DTI Investors. Mr. Sardas and Mr. Wellborn have agreed to waive these piggyback registration rights in connection with this offering.

                                  UNDERWRITING

    Under the terms and subject to the conditions contained in an underwriting
agreement dated             , 2001, the selling stockholders have agreed to sell
to the underwriters named below, for whom Credit Suisse First Boston Corporation, Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated and UBS Warburg LLC are acting as representatives, the following respective numbers of shares of common stock:

                                                               NUMBER OF
UNDERWRITER                                                     SHARES
-----------                                                   -----------
Credit Suisse First Boston Corporation......................
Goldman, Sachs & Co.........................................
Merrill Lynch, Pierce, Fenner & Smith
          Incorporated......................................
UBS Warburg LLC.............................................
                                                              -----------
    Total...................................................
                                                              ===========

    The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

    The selling stockholders have granted to the underwriters a 30-day option to purchase on a pro-rata basis up to 2,100,000 additional outstanding shares at the public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

    The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling
group members at that price less a selling concession of $    per share. The
underwriters and selling group members may allow a discount of $    per share on
sales to other broker/dealers. After the public offering, the representatives may change the public offering price and concession and discount to broker/dealers.

    The following table summarizes the compensation and estimated expenses the selling stockholders will pay:

                                                       PER SHARE                   TOTAL
                                                -----------------------   -----------------------
                                                  WITHOUT       WITH        WITHOUT       WITH
                                                   OVER-        OVER-        OVER-        OVER-
                                                 ALLOTMENT    ALLOTMENT    ALLOTMENT    ALLOTMENT
                                                -----------   ---------   -----------   ---------
Underwriting discounts and commissions paid by
  selling stockholders........................       $            $            $            $
Expenses payable by the selling
  stockholders................................       $            $            $            $

    We estimate that we will pay expenses of $       in connection with this
offering.

    In connection with this offering, we, the selling stockholders, our directors and executive officers and DTI Investors will enter into agreements restricting our and their ability to transfer shares of our common stock without the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus. See "Shares Eligible for Future Sale."

    The underwriters represent and agree that:

    - they have not offered or sold and, prior to the date six months after the date of this prospectus, will not offer or sell shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

    - they have complied with and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by them in relation to the shares in, from or involving the United Kingdom; and

    - they have only issued or passed on and will only issue or pass on in the United Kingdom any document received by them in connection with the offer of shares to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions), Order 1996 or is a person to whom such documents may lawfully be issued or passed.

    In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

    - Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

    - Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

    - Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

    - Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

    A prospectus in electronic format will be made available on the web sites maintained by one or more of the underwriters participating in this offering. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make internet distributions on the same basis as other allocations. Credit Suisse First Boston Corporation may effect an on-line distribution through its affiliate, CSFBDIRECT Inc., an on-line broker/dealer, as a selling group member. Other than the prospectus in electronic format, the information on the underwriters' websites is not intended to be part of the prospectus.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

    The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

REPRESENTATIONS OF PURCHASERS

    By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that

    - the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

    - where required by law, that the purchaser is purchasing as principal and not as agent, and

    - the purchaser has reviewed the text above under Resale Restrictions.

RIGHTS OF ACTION (ONTARIO PURCHASERS)

    The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

    All of the issuers' directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

    A purchaser of common stock to whom the SECURITIES ACT (British Columbia) applies is advised that the purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any common stock acquired by the purchaser in this offering. The report must be in the form attached to British Columbia Securities Commission Blanket Order
BOR #95/17, a copy of which may be obtained from us. Only one report must be filed for common stock acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

    Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

    The validity of the common stock offered by this prospectus will be passed upon for us by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), New York, New York. Certain legal matters will be passed upon for the underwriters by Cahill Gordon & Reindel, New York, New York.

                                    EXPERTS

    Our consolidated financial statements (including the related schedules) at December 29, 2000 and December 31, 1999 and for each of the three years in the period ended December 29, 2000, appearing and incorporated by reference in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports appearing elsewhere in this prospectus and incorporated by reference in reliance upon such reports given upon the authority of Ernst & Young LLP as experts in accounting and auditing.

                             AVAILABLE INFORMATION

    We are subject to the reporting requirements of the Securities Exchange Act of 1934 and file annual and quarterly reports, proxy statements and other information with the Securities and Exchange Commission. We have also filed with the SEC a registration statement on Form S-3, including exhibits and schedules, under the Securities Act with respect to the common stock to be sold in this offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules that are part of the registration statement. If a contract, agreement or other document has been filed as an exhibit to the registration statement, we refer you to the copy of each such contract, agreement or other document filed as an exhibit to the registration statement for a more complete description of the matter involved. The registration statement and any reports, proxy statements and other information filed by us with the SEC pursuant to the informational requirements of the Exchange Act may be inspected and copies obtained at the following public reference facilities of the Securities and Exchange Commission:

Washington, D.C.               New York, New York             Chicago, Illinois
Room 1024, Judiciary           Seven World Trade Center       500 West Madison Street
Plaza 450 Fifth Street, N.W.   Suite 1300                     Suite 1400
Washington, D.C., 20549        New York, New York 10048       Chicago, Illinois 60661

    You can also request copies of these documents upon payment of a duplicating fee by writing to the SEC. You may call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference rooms. Our filings are also available to you on the Internet web site maintained by the SEC at http://www.sec.gov.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The Securities and Exchange Commission allows us to incorporate into this prospectus information that we file with the SEC in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information incorporated by reference is considered to be part of this prospectus. The information contained in this prospectus and information that we file with the SEC in the future and incorporate by reference in this prospectus automatically updates and supersedes previously filed information. This updated and superseded information shall not, except as so modified or superseded, constitute a part of this prospectus. We are incorporating by reference our Form 8-A as filed with the SEC on July 16, 1996, our Annual Report on Form 10-K for the fiscal year ended December 29, 2000 as filed with the SEC on March 15, 2001, our Form 8-K as filed with the SEC on April 9, 2001, our Form 8-K as filed with the SEC on April 11, 2001 and our Quarterly Report on Form 10-Q for the quarter ended March 30, 2001 as filed with the SEC on April 18, 2001. All other documents that we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the initial filing of the registration statement and prior to the termination of this offering shall also be deemed to be incorporated by reference in this prospectus and to be a part hereof from the respective dates of the filing of such documents.

    We will provide without charge to each person to whom a copy of this prospectus is delivered, upon written or oral request of any such person, a copy of any and all of these documents, other than exhibits to those documents that are not specifically incorporated by reference into the documents. You may request copies by contacting Dal-Tile International Inc., 7834 Hawn Freeway, Dallas, Texas 75217, Attention: General Counsel, Telephone Number
(214) 398-1411.

                          DAL-TILE INTERNATIONAL INC.
                        INDEX TO CONSOLIDATED FINANCIAL
                  STATEMENTS AND FINANCIAL STATEMENT SCHEDULE

                                    CONTENTS

AUDITED FINANCIAL STATEMENTS:

Report of Independent Auditors..............................     F-2

Consolidated Balance Sheets at December 29, 2000 and
  December 31, 1999.........................................     F-3

Consolidated Statements of Operations for each of the three
  years in the period ended December 29, 2000...............     F-4

Consolidated Statements of Stockholders' Equity for each of
  the three years in the period ended December 29, 2000.....     F-5

Consolidated Statements of Cash Flows for each of the three
  years in the period ended December 29, 2000...............     F-6

Notes to Consolidated Financial Statements..................     F-7

UNAUDITED INTERIM FINANCIAL STATEMENTS:

Consolidated Condensed Balance Sheets at March 30, 2001 and
  December 29, 2000.........................................    F-23

Consolidated Condensed Statements of Operations for the
  three months ended March 30, 2001 and the three months
  ended March 31, 2000......................................    F-24

Consolidated Condensed Statement of Stockholders' Equity for
  the three months ended March 30, 2001.....................    F-25

Consolidated Condensed Statements of Cash Flows for three
  months ended March 30, 2001 and the three months ended
  March 31, 2000............................................    F-26

Notes to the Consolidated Condensed Financial Statements....    F-27

SCHEDULES:

Schedule II--Valuation and Qualifying Accounts..............     S-1

    All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and therefore have been omitted.

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors
Dal-Tile International Inc.

    We have audited the accompanying consolidated balance sheets of Dal-Tile International Inc. as of December 29, 2000 and December 31, 1999, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 29, 2000. Our audits also included the financial statement schedule listed in the Index at
Item 14(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Dal-Tile International Inc. at December 29, 2000 and December 31, 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 29, 2000, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                          /s/ Ernst & Young LLP

Dallas, Texas
January 22, 2001

                          DAL-TILE INTERNATIONAL INC.

                          CONSOLIDATED BALANCE SHEETS

                                 (IN THOUSANDS)

                                                              DECEMBER 29,   DECEMBER 31,
                                                                  2000           1999
                                                              ------------   ------------
                           ASSETS
Current Assets:
  Cash......................................................    $  1,477       $  1,193
  Trade accounts receivable, net of allowance of $3,271 in
    2000 and $5,186 in 1999.................................     104,352         94,915
  Inventories...............................................     140,246        140,153
  Prepaid expenses..........................................       5,702          4,884
  Other current assets......................................      25,222         14,819
                                                                --------       --------
    Total current assets....................................     276,999        255,964
Property, plant and equipment, at cost:
  Land......................................................      11,553         11,456
  Leasehold improvements....................................      13,134         11,407
  Buildings.................................................      81,808         76,969
  Machinery and equipment...................................     214,783        190,195
  Construction in progress..................................      22,754         19,702
                                                                --------       --------
                                                                 344,032        309,729
Accumulated depreciation....................................     119,343        102,405
                                                                --------       --------
                                                                 224,689        207,324
Goodwill, net of accumulated amortization of $76,202 in 2000
  and $71,421 in 1999.......................................     138,260        143,041
Tradename and other assets, net of accumulated amortization
  of $9,373 in 2000 and $7,179 in 1999......................      30,572         32,375
                                                                --------       --------
    Total assets............................................    $670,520       $638,704
                                                                ========       ========

            LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Trade accounts payable....................................    $ 32,766       $ 36,388
  Accrued expenses..........................................      66,848         67,375
  Current portion of long-term debt.........................      55,761         56,796
  Income taxes payable......................................         542          1,153
  Deferred income taxes.....................................       4,779          2,461
                                                                --------       --------
    Total current liabilities...............................     160,696        164,173
Long-term debt..............................................     276,017        353,877
Other long-term liabilities.................................      17,968         17,671
Deferred income taxes.......................................       3,531          2,039
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY:
  Preferred stock, $.01 par value, 11,100,000 shares
    authorized; no shares issued and outstanding at December
    29, 2000 or December 31, 1999...........................          --             --
  Common stock, $.01 par value, 200,000,000 shares
    authorized; issued and outstanding shares -- 55,252,695
    at December 29, 2000 and 54,669,255 at December 31,
    1999....................................................         553            547
  Additional paid-in capital................................     453,144        447,738
  Accumulated deficit.......................................    (172,338)      (273,095)
  Accumulated other comprehensive loss......................     (69,051)       (74,246)
                                                                --------       --------
    Total stockholders' equity..............................     212,308        100,944
                                                                --------       --------
Total liabilities and stockholders' equity..................    $670,520       $638,704
                                                                ========       ========

                            See accompanying notes.

                          DAL-TILE INTERNATIONAL INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                       FISCAL YEAR ENDED
                                                            ----------------------------------------
                                                            DECEMBER 29,   DECEMBER 31,   JANUARY 1,
                                                                2000           1999          1999
                                                            ------------   ------------   ----------
Net sales.................................................    $952,156       $850,568      $751,785
Cost of goods sold........................................     497,933        440,514       396,112
                                                              --------       --------      --------
                                                               454,223        410,054       355,673

Operating expenses:
  Transportation..........................................      64,549         57,124        55,988
  Selling, general and administrative.....................     247,099        232,845       222,790
  Amortization of goodwill and tradename..................       5,512          5,607         5,604
                                                              --------       --------      --------
Total operating expenses..................................     317,160        295,576       284,382
                                                              --------       --------      --------
Operating income..........................................     137,063        114,478        71,291
Interest expense..........................................      30,102         37,125        45,051
Interest income...........................................         104            126           128
Other (expense) income....................................        (444)           250         1,264
                                                              --------       --------      --------
Income before income taxes................................     106,621         77,729        27,632
Income tax provision......................................       5,864          3,966         3,604
                                                              --------       --------      --------
Net income................................................    $100,757       $ 73,763      $ 24,028
                                                              ========       ========      ========

BASIC EARNINGS PER SHARE
Net income per common share...............................    $   1.83       $   1.36      $   0.45
                                                              ========       ========      ========
Weighted average common shares............................      54,918         54,103        53,487
                                                              ========       ========      ========

DILUTED EARNINGS PER SHARE
Net income per common share...............................    $   1.82       $   1.35      $   0.45
                                                              ========       ========      ========
Weighted average common shares assuming dilution..........      55,396         54,539        53,983
                                                              ========       ========      ========

                            See accompanying notes.

                          DAL-TILE INTERNATIONAL INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                 (IN THOUSANDS)

                                                    ADDITIONAL                     OTHER
                                          COMMON     PAID-IN     ACCUMULATED   COMPREHENSIVE
                                          STOCK      CAPITAL       DEFICIT         LOSS         TOTAL
                                         --------   ----------   -----------   -------------   --------
BALANCE AT JANUARY 2, 1998.............    $534      $436,100     $(370,886)      $(61,828)    $  3,920
Common stock registration..............      --        (1,030)           --             --       (1,030)
Proceeds from issuance of common
  stock................................       1         1,112            --             --        1,113

COMPREHENSIVE INCOME:
Net income.............................      --            --        24,028             --       24,028
Currency translation adjustment........      --            --            --        (12,572)     (12,572)
                                                                                               --------
Total comprehensive income.............      --            --            --             --       11,456
                                           ----      --------     ---------       --------     --------

BALANCE AT JANUARY 1, 1999.............     535       436,182      (346,858)       (74,400)      15,459
Stock option compensation..............      --           255            --             --          255
Exercise of stock options and other....      12        11,301            --             --       11,313

COMPREHENSIVE INCOME:
Net income.............................      --            --        73,763             --       73,763
Currency translation adjustment........      --            --            --            154          154
                                                                                               --------
Total comprehensive income.............      --            --            --             --       73,917
                                           ----      --------     ---------       --------     --------

BALANCE AT DECEMBER 31, 1999...........     547       447,738      (273,095)       (74,246)     100,944
Exercise of stock options and other....       6         5,406            --             --        5,412

COMPREHENSIVE INCOME:
Net income.............................      --            --       100,757             --      100,757
Unrealized gain on hedge instrument,
  net of tax...........................      --            --            --          5,282        5,282
Currency translation adjustment........      --            --            --            (87)         (87)
                                                                                               --------
Total comprehensive income.............      --            --            --             --      105,952
                                           ----      --------     ---------       --------     --------

BALANCE AT DECEMBER 29, 2000...........    $553      $453,144     $(172,338)      $(69,051)    $212,308
                                           ====      ========     =========       ========     ========

                            See accompanying notes.

                          DAL-TILE INTERNATIONAL INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                           DECEMBER 29,   DECEMBER 31,   JANUARY 1,
                                                               2000           1999          1999
                                                           ------------   ------------   ----------
OPERATING ACTIVITIES
Net income...............................................    $ 100,757      $  73,763    $  24,028
Adjustments to reconcile net income to net cash provided
  by operating activities:
  Depreciation and amortization..........................       26,782         26,889       27,873
  Impairment of long-lived assets........................           --             --        6,625
  Provision for losses on accounts receivable............        2,126          2,199        7,024
  Other..................................................          138            153       (2,407)
  Deferred income tax provisions (benefit)...............          553         (1,717)       1,995

Changes in operating assets and liabilities:
  Trade accounts receivable..............................      (11,706)        (3,673)      (5,091)
  Inventories............................................         (276)        (1,388)     (14,956)
  Other assets...........................................       (3,063)         3,474       (3,194)
  Trade accounts payable and accrued expenses............       (5,353)        14,594       14,955
  Accrued interest payable...............................        1,436             94       (1,797)
  Other liabilities......................................       (1,167)       (10,444)       1,901
                                                             ---------      ---------    ---------
Net cash provided by operating activities................      110,227        103,944       56,956

INVESTING ACTIVITIES
Expenditures for property, plant and equipment, net......      (37,180)       (25,129)      (5,776)

FINANCING ACTIVITIES
Borrowings under long-term debt..........................      241,900        255,600      149,808
Repayment of long-term debt..............................     (320,796)      (345,359)    (206,467)
Fees associated with debt refinancing and stock
  registration...........................................           --           (176)      (1,118)
Proceeds from issuance of common stock...................        6,184         10,640        1,113
                                                             ---------      ---------    ---------
Net cash used in financing activities....................      (72,712)       (79,295)     (56,664)

Effect of exchange rate on cash..........................          (51)           127         (458)
                                                             ---------      ---------    ---------
Net increase (decrease) in cash..........................          284           (353)      (5,942)
Cash at beginning of year................................        1,193          1,546        7,488
                                                             ---------      ---------    ---------
Cash at end of year......................................    $   1,477      $   1,193    $   1,546
                                                             =========      =========    =========

                            See accompanying notes.

                          DAL-TILE INTERNATIONAL INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               DECEMBER 29, 2000

1.  ORGANIZATION

    Dal-Tile International Inc. (the "Company"), a holding company, owns the outstanding capital stock of its sole direct subsidiary, Dal-Tile Group Inc. (the "Group"), and conducts its operations through the Group. The Group also conducts substantially all of its operations through its subsidiaries. Dal-Tile International Inc., as a stand-alone holding company, has no operations (see
Note 13).

    The Group is a multinational manufacturing and distribution company operating in the United States, Mexico and Canada. The Group offers a full range of glazed and unglazed ceramic tile products and accessories, as well as natural stone products. The Group's products are sold principally through its extensive network of Company-operated sales centers. The Group also distributes products through independent distributors and sells to home center retailers and flooring dealers.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    BASIS OF PRESENTATION

    The consolidated financial statements reflect the consolidation of all accounts of the Company, including a majority owned joint venture. Significant intercompany transactions and balances have been eliminated in consolidation.

    The Company's 49.99 percent investment in Recumbrimientos Interceramic, S.A. de C.V. ("RISA") is accounted for under the cost method as the Company does not exercise significant influence over the operations. Such investment amounted to less than 2 percent of total assets at December 29, 2000 and December 31, 1999.

    USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    REVENUE RECOGNITION

    The Company recognizes revenue from product sales upon shipment.

    CASH AND CASH EQUIVALENTS

    The Company considers all highly liquid investments with maturities of three months or less to be cash equivalents.

    INVENTORIES

    U.S. finished products inventories are valued at the lower of cost (last-in, first-out ("LIFO")) or market, while U.S. raw materials and goods-in-process inventories are valued at the lower of cost (first-in, first-out ("FIFO")) or market. Mexican and Canadian inventories are valued at the lower of cost (FIFO) or market.

                          DAL-TILE INTERNATIONAL INC.

                               DECEMBER 29, 2000

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    DEPRECIATION

    Depreciation for financial reporting purposes is determined using the straight-line method. Estimated useful lives are as follows:

                                                                  YEARS
                                                                  -----
Leasehold improvements......................................  Life of lease
Buildings...................................................      20-30
Machinery and equipment.....................................      3-15

    INTANGIBLE ASSETS

    Goodwill and tradename, which represent the excess cost over the fair value of net assets acquired, are amortized on a straight-line basis over the expected period to be benefited of 40 years and 25 years, respectively. The Company assesses the recoverability of intangible assets by determining whether the amortization of the balances over their remaining lives can be recovered through undiscounted future operating cash flows of the acquired operations. Recoverability is reviewed when events or changes in circumstances indicate that the carrying amount may exceed such cash flows.

    ADVERTISING EXPENSE

    Advertising and promotion expenses are charged to income during the period in which they are incurred. Advertising and promotion expenses incurred for the fiscal years 2000, 1999, and 1998 amounted to $21,617,000, $20,572,000, and
$14,353,000, respectively.

    STOCK OPTIONS

    The Company grants stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the underlying common stock at the date of grant. The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and related interpretations in accounting for its employee stock options. Under APB 25, no compensation expense is recognized if the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant.

    RETIREMENT PLANS

    The Company maintains a defined contribution 401(k) plan for eligible employees in the United States. A participant may contribute up to 15 percent of total annual compensation (annual base pay for union participants) to the plan. Contributions by the Company to the plan are made at the discretion of its Board of Directors. Currently, the Company matches 50 percent of any participant's contribution to the plan up to 6 percent of the employee's total annual compensation. Dal-Tile Mexico maintains a defined benefit plan for eligible employees with funding policies based on local statutes.

                          DAL-TILE INTERNATIONAL INC.

                               DECEMBER 29, 2000

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    FOREIGN CURRENCY TRANSLATION

    The Company's Mexican operations use the U.S. dollar as their functional currency. Translation gains or losses are reflected in the consolidated statements of operations. Gains and losses resulting from foreign currency transactions are reflected currently in the consolidated statements of operations. The Company recorded a foreign currency transaction loss of $82,000 for the fiscal year ended December 29, 2000 and foreign currency transaction gains of $137,000 and $1,727,000 for the fiscal years ended December 31, 1999 and January 1, 1999, respectively. The cumulative foreign currency translation adjustment as of December 29, 2000 was approximately $74,330,000.

    FINANCIAL INSTRUMENTS

    The carrying amounts of cash, trade accounts receivable and trade accounts payable approximate fair value because of the short maturity of those instruments. The carrying amount of the Company's long-term debt approximates its fair value, which the Company estimates based on incremental rates of comparable borrowing arrangements.

    CONCENTRATIONS OF CREDIT RISK

    The Company is engaged in the manufacturing and distribution of glazed and unglazed ceramic tile products and accessories in the United States and Mexico and the distribution of such manufactured products in Canada. The Company grants credit to customers, substantially all of whom are dependent upon the construction economic sector. The Company continuously evaluates its customers' financial condition and periodically requires payments to its customers to be issued on behalf of the customer and the Company. In addition, the Company frequently obtains liens on property to secure accounts receivable.

    DERIVATIVE FINANCIAL INSTRUMENTS

    Effective September 30, 2000, the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") and its amendments which require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in its fair value are either offset against the change in fair value of assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings.

    The Company engages in activities that expose it to various market risks, including the effects of changes in foreign currency exchange rates, interest rates and natural gas prices. These financial exposures are managed as an integral part of the Company's risk management program, which seeks to reduce the potentially adverse effects that the volatility of the markets may have on operating results. The Company does not regularly engage in speculative transactions, nor does it regularly hold or issue financial instruments for trading purposes. The Company maintains a foreign currency risk management strategy that uses derivative instruments to protect its interests from unanticipated fluctuations in earnings and cash flows caused by volatility in currency exchange rates. The Company maintains an interest rate risk management strategy that uses derivative instruments, currently interest rate swaps, to

                          DAL-TILE INTERNATIONAL INC.

                               DECEMBER 29, 2000

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) minimize significant, unanticipated earnings fluctuations caused by volatility in interest rates. In addition, the Company maintains a natural gas pricing strategy to minimize significant fluctuations in earnings caused by the volatility of gas prices.

    The Company formally documents all hedging instruments and hedging items, as well as its risk management objective and strategy for undertaking various hedge items. This process includes linking all derivatives that are designated as fair value and cash flow hedges to specific assets or liabilities on the balance sheet or to forecasted transactions. The Company also formally assesses, both at inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair value or cash flows of hedged items. When it is determined that a derivative is not highly effective, the derivative expires, or is sold, terminated, or exercised, or the derivative is discontinued because it is unlikely that a forecasted transaction will occur, the Company discontinues hedge accounting for that specific hedge instrument.

    RECLASSIFICATION

    Certain prior year amounts have been reclassified to conform to the 2000 presentation.

    NET INCOME PER SHARE

    Computations of basic and diluted earnings per share are presented in the table below.

                                                                       FISCAL YEAR ENDED
                                                            ----------------------------------------
                                                            DECEMBER 29,   DECEMBER 31,   JANUARY 1,
                                                                2000           1999          1999
                                                            ------------   ------------   ----------
                                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
BASIC EARNINGS PER SHARE
Net income................................................    $100,757        $73,763       $24,028
                                                              ========        =======       =======
Weighted average common shares............................      54,918         54,103        53,487

Net income per common share...............................    $   1.83        $  1.36       $  0.45
                                                              ========        =======       =======
DILUTED EARNINGS PER SHARE
Net income................................................    $100,757        $73,763       $24,028
                                                              ========        =======       =======

Weighted average common shares............................      54,918         54,103        53,487
Effect of dilutive stock options..........................         478            436           496
                                                              --------        -------       -------
Weighted average common shares assuming dilution..........      55,396         54,539        53,983

Net income per common share...............................    $   1.82        $  1.35       $  0.45
                                                              ========        =======       =======

    Options to purchase 3,000,000 shares of common stock were outstanding during fiscal year 2000, but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares during the year.

                          DAL-TILE INTERNATIONAL INC.

                               DECEMBER 29, 2000

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    Options to purchase 2,472,000 shares of common stock were outstanding during fiscal year 1999, but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares during the year.

    Options to purchase 1,694,000 shares of common stock were outstanding during fiscal year 1998 but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares during the year.

3.  INVENTORIES

    Inventories consist of the following:

                                                      DECEMBER 29,   DECEMBER 31,
                                                          2000           1999
                                                      ------------   ------------
                                                            (IN THOUSANDS)
Finished products in U.S............................    $117,272       $118,877
Finished products in Mexico.........................       5,671          4,828
Finished products in Canada.........................       2,500          2,166
Goods-in-process....................................       5,204          4,316
Raw materials.......................................       9,599          9,966
                                                        --------       --------
Total inventories...................................    $140,246       $140,153
                                                        ========       ========

    If U.S. finished products inventories were shown at current costs (approximating the FIFO method) rather than at LIFO values, inventories would have been $1,700,000 lower and $2,700,000 lower than reported at December 29, 2000 and December 31, 1999, respectively.

    During fiscal year 2000, inventory quantities in four LIFO pools were reduced. This reduction resulted in the liquidation of LIFO inventory quantities carried at higher costs prevailing in prior years as compared with the fiscal year 2000 costs, the effect of which decreased net income by approximately $757,000, or $0.01 per share (basic and diluted).

    During fiscal year 1999, inventory quantities in six LIFO pools were reduced. This reduction resulted in the liquidation of LIFO inventory quantities carried at higher costs prevailing in prior years as compared with the fiscal year 1999 costs, the effect of which decreased net income by approximately $1,713,000, or $0.03 per share (basic and diluted).

    During fiscal year 1998, inventory quantities in six LIFO pools were reduced. This reduction resulted in the liquidation of LIFO inventory quantities carried at higher costs prevailing in prior years as compared with the fiscal year 1998 costs, the effect of which decreased net income by approximately $772,000, or $0.01 per share (basic and diluted).

                          DAL-TILE INTERNATIONAL INC.

                               DECEMBER 29, 2000

4.  LONG-TERM DEBT

    Long-term debt consists of the following:

                                                              DECEMBER 29,   DECEMBER 31,
                                                                  2000           1999
                                                              ------------   ------------
                                                                    (IN THOUSANDS)
Term A Loan, interest due quarterly at LIBOR plus .75% or
  Prime (approximately 7.4% at December 29, 2000), principal due in variable quarterly installments through December
  31, 2002(1)...............................................    $115,000       $165,000
Term B Loan, interest due quarterly at LIBOR plus 1.75%
  (approximately 8.4% at December 29, 2000), principal due
  in variable quarterly installments through December 31,
  2003(1)...................................................     122,000        123,000
Revolving line of credit, interest due quarterly at blended
  LIBOR rates plus .75% or Prime (approximately 7.4% at
  December 29, 2000), principal due December 31, 2002(1)....      86,700        108,800
Other, principally borrowings to fund capital additions.....       8,078         13,873
                                                                --------       --------
                                                                 331,778        410,673
Less current portion........................................      55,761         56,796
                                                                --------       --------
                                                                $276,017       $353,877
                                                                ========       ========

------------------------

(1) Substantially all of the Company's assets are pledged on the debt.

    During the third quarter of fiscal year 2000, the Company amended certain financial covenants to provide increased operating flexibility under the Third Amended Credit Facility (as amended, the "Fourth Amended Credit Facility"). Under the Fourth Amended Credit Facility, the Company is required, among other things, to maintain certain financial covenants and has restrictions on incurring additional debt and limitations on cash dividends. The Company was in compliance with such covenants at December 29, 2000. A commitment fee at a rate per annum based on a pricing grid is payable quarterly.

    As of December 29, 2000, the Company had availability of approximately $150,002,000 on the revolving line of credit. The availability is net of $13,298,000 in letters of credit for foreign inventory purchases, insurance programs and industrial revenue bond financing transactions.

    Aggregate maturities of long-term debt for the four years subsequent to December 29, 2000 (in thousands) are:

2001........................................................  $ 55,761
2002........................................................   154,917
2003........................................................   120,800
2004........................................................       300

    Total interest cost incurred for the fiscal years 2000, 1999 and 1998 amounted to approximately $30,915,000, $37,508,000 and $45,173,000, respectively, of which approximately $813,000, $383,000 and $122,000, respectively, was capitalized to property, plant and equipment. Total interest paid was

                          DAL-TILE INTERNATIONAL INC.

                               DECEMBER 29, 2000

4.  LONG-TERM DEBT (CONTINUED)
$28,017,000, $35,952,000 and $45,712,000 for fiscal years ended December 29,
2000, December 31, 1999 and January 1, 1999, respectively.

5.  ASSET IMPAIRMENT

    During fiscal year 1998, the Mt. Gilead, NC glazed floor manufacturing facility was closed and is currently being held for sale. An aggregate provision of $6,625,000 was recorded in cost of sales in fiscal year 1998 to reduce the carrying value of the facility to its net realizable value. As of December 29, 2000, its net realizable value was $900,000.

6.  INCOME TAXES

    Income before income taxes relating to operations is as follows:

                                                       FISCAL YEAR ENDED
                                            ----------------------------------------
                                            DECEMBER 29,   DECEMBER 31,   JANUARY 1,
                                                2000           1999          1999
                                            ------------   ------------   ----------
                                                         (IN THOUSANDS)
United States.............................    $100,103        $65,430       $12,905
Mexico....................................       6,150         11,502        14,827
Other.....................................         368            797          (100)
                                              --------        -------       -------
Total.....................................    $106,621        $77,729       $27,632
                                              ========        =======       =======

    The components of the provision for income taxes include the following:

                                                       FISCAL YEAR ENDED
                                            ----------------------------------------
                                            DECEMBER 29,   DECEMBER 31,   JANUARY 1,
                                                2000           1999          1999
                                            ------------   ------------   ----------
                                                         (IN THOUSANDS)
U.S. state--current.......................     $1,024         $  334        $  262
U.S.--deferred............................      3,316          1,247         1,286
                                               ------         ------        ------
                                                4,340          1,581         1,548
Mexico--current...........................      1,300          2,289         1,876
Mexico--deferred..........................        224             96           180
                                               ------         ------        ------
                                                1,524          2,385         2,056
                                               ------         ------        ------
Total.....................................     $5,864         $3,966        $3,604
                                               ======         ======        ======

                          DAL-TILE INTERNATIONAL INC.

                               DECEMBER 29, 2000

6.  INCOME TAXES (CONTINUED)

    Principal reconciling items from income tax provision computed at the U.S. statutory rate of 35 percent and the provision for income taxes for the fiscal years ended December 29, 2000, December 31, 1999 and January 1, 1999 are as follows:

                                                                       FISCAL YEAR ENDED
                                                            ----------------------------------------
                                                            DECEMBER 29,   DECEMBER 31,   JANUARY 1,
                                                                2000           1999          1999
                                                            ------------   ------------   ----------
                                                                         (IN THOUSANDS)
Provision at U.S. statutory rate..........................     $37,316        $27,205       $9,671
Amortization of goodwill..................................       1,673          1,667        1,667
State income tax..........................................       4,040          1,028        1,006
Foreign loss not benefited................................        (128)          (279)          35
Difference between U.S. and Mexico statutory rate.........          --            915          884
Mexico inflationary indexing and other....................        (628)        (2,556)      (2,267)
Valuation allowance.......................................     (36,739)       (24,285)      (7,679)
Other.....................................................         330            271          287
                                                               -------        -------       ------
Total.....................................................     $ 5,864        $ 3,966       $3,604
                                                               =======        =======       ======

    Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                              DECEMBER 29,   DECEMBER 31,
                                                                  2000           1999
                                                              ------------   ------------
                                                                    (IN THOUSANDS)
Deferred tax liabilities:
  Book basis of property, plant and equipment over tax......     $19,636        $18,394
  Book basis of other assets over tax.......................       9,951          9,319
  Unrealized gain on hedging instruments....................       3,306             --
  Other, net................................................      10,206          9,592
                                                                 -------        -------
    Total deferred tax liabilities..........................      43,099         37,305
                                                                 -------        -------
Deferred tax assets:
  Tax basis of inventories over book........................       2,326            922
  Tax basis of other assets over book.......................       2,003            741
  Net operating loss carryforwards..........................      22,311         56,530
  Expenses not yet deductible for tax.......................       8,149         11,351
                                                                 -------        -------
    Total deferred tax assets...............................      34,789         69,544
  Valuation allowance for deferred tax assets...............          --        (36,739)
                                                                 -------        -------
  Net deferred tax assets...................................      34,789         32,805
                                                                 -------        -------
Net deferred tax liabilities................................     $ 8,310        $ 4,500
                                                                 =======        =======

    Total income tax payments, net of refunds received, during the years ended December 29, 2000, December 31, 1999 and January 1, 1999 were $3,777,000,
$1,680,000 and $1,836,000, respectively. The

                          DAL-TILE INTERNATIONAL INC.

                               DECEMBER 29, 2000

6.  INCOME TAXES (CONTINUED)
Company has a U.S. federal net operating loss carryforward of approximately $57,000,000, which expires in 2008-2019. The net operating loss carryforwards will be available to offset regular U.S. taxable income during the carryforward period. In addition, the Company has state net operating loss carryforwards with a tax benefit of approximately $2,500,000 which expire between 2001 and 2019.

    The valuation allowance for net deferred tax assets decreased by $36,739,000 in fiscal year 2000. This decrease is a result of the Company's analysis of the likelihood of generating sufficient future taxable income and thus realizing the future benefit of tax loss carryforwards and other deferred tax assets. Although realization is not assured, the Company believes it is more likely than not that the tax benefits recorded will be realized through taxable income.

    U.S. tax rules impose limitations on the use of net operating loss carryforwards following certain changes in ownership. If such a change were to occur with respect to the Company, the limitation could reduce the amount of deductions that would be available to offset future taxable income each year, starting with the year of the ownership change.

7.  DERIVATIVE FINANCIAL INSTRUMENTS

    FOREIGN CURRENCY EXCHANGE RISK MANAGEMENT. The Company uses foreign currency forward contracts to hedge against foreign currency risk and accounts for these contracts as cash flow hedges. Such financial instruments are marked-to-market with the offset to other comprehensive income and deferred taxes and then subsequently recognized as a component of cost of goods sold in the same period or periods during which the hedged transaction affects earnings. These hedges are designed to be perfectly effective at inception and throughout the hedge. The Company did not have any forward contracts outstanding as of December 29, 2000 and foreign currency contracts did not materially effect earnings for fiscal year 2000.

    INTEREST RATE RISK MANAGEMENT. The Company uses interest rate swap contracts to adjust the proportion of total debt that is subject to variable and fixed interest rates. Under an interest rate swap contract, the Company agrees to pay an amount equal to a fixed-rate of interest times a notional principal amount, and to receive in return an amount equal to a specified variable-rate of interest times the same notional principal amount. The notional amounts of the contracts are not exchanged, and no other cash payments are made. The contract fair value is reflected on the balance sheet and related gains or losses are deferred in other comprehensive income. These deferred gains and losses are recognized in income as an adjustment to interest expense over the same period in which the related interest payments being hedged are recognized in income. However, to the extent that any of these contracts are not considered to be perfectly effective in offsetting the change in the value of the interest payments being hedged, any changes in fair value relating to the ineffective portion of these contracts is immediately recognized in income. As of December 29, 2000, the Company had an interest rate swap agreement outstanding for $200,000,000, which will be in effect until January 16, 2001. Under the terms of the swap agreement, the Company pays a fixed interest rate of 5.7%. As of December 29, 2000, the cumulative net gain and fair value of the swap agreement was immaterial. At December 29, 2000, the Company held four $50,000,000 interest rate swap contracts which become effective January 16, 2001. The fair value of these contracts was not material at December 29, 2000 and the contracts expire on December 31, 2001 and December 31, 2002.

                          DAL-TILE INTERNATIONAL INC.

                               DECEMBER 29, 2000

7.  DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)
    NATURAL GAS RISK MANAGEMENT. The Company uses a combination of natural gas futures contracts and long-term supply agreements to manage unanticipated fluctuations in natural gas prices. These instruments generally cover a period of one to three years on forecasted usage of natural gas measured in Million British Thermal Units ("MMBTU"). The long-term supply agreements do not have net settlement provisions and are accounted for as normal purchases, which are excluded from hedge accounting consideration under SFAS 133 and its amendments. The Company accounts for natural gas futures contracts as cash flow hedges. Such financial instruments are marked-to-market using futures prices with the offset to other comprehensive income, net of applicable income taxes and hedge ineffectiveness. Subsequently, the gain or loss is recognized as a component of cost of goods sold in the same period or periods during which the hedged transaction affects earnings. For the fiscal year ended December 29, 2000, the Company recognized approximately $905,000 in net gain on its natural gas hedge program.

    At December 29, 2000 the Company had natural gas futures contracts outstanding with an aggregate notional amount of approximately 4,210,000 MMBTU. These contracts had a fair value of approximately $8,588,000 of which $7,249,000 was recorded in other current assets and $1,339,000 was recorded in long-term assets with the offset to other comprehensive income, net of applicable income taxes. The hedge instruments were considered perfectly effective at December 29, 2000 and expire at various dates through August 2002.

8.  EMPLOYEE STOCK PURCHASE PLAN

    In March 1999, the Company's Stockholders approved the Company's Employee Stock Purchase Plan ("ESPP"). Pursuant to the ESPP, employees can purchase Common Stock at a specified price through payroll deductions during an offering period, currently established on a semi-annual basis beginning on January 1 and July 1 of each year. Pursuant to the ESPP, 63,181 shares were issued in January 2000, and 65,382 shares were issued in July 2000. The Company reserved 500,000 shares for issuance, 371,437 of which were available for issue at December 29, 2000.

9.  STOCK PLAN

    The Company has a stock option plan (the "Plan") that provides for the granting of options for up to 14,063,494 shares of its common stock to key employees of the Company. Options granted under the Plan prior to January 1, 1996 vest 20% at the date of the grant and 20% on each successive anniversary of the date of the grant until fully vested. Generally, options granted on or after January 1, 1996 vest 25% at the date of the grant and 25% on each successive anniversary of the date of the grant until fully vested. In each case, the options expire on the tenth anniversary of the date of the grant. The terms of the stock option plan may be modified on an individual grant basis at the discretion of the Company's Board of Directors.

                          DAL-TILE INTERNATIONAL INC.

                               DECEMBER 29, 2000

9.  STOCK PLAN (CONTINUED)
    Stock option activity under the Plan is summarized as follows (option data shown below is after giving effect to the Company's options conversion):

                                                                         RANGE OF        WEIGHTED AVERAGE
                                                 NUMBER OF SHARES    EXERCISE PRICES      EXERCISE PRICE
                                                 ----------------   ------------------   ----------------
Outstanding at January 2, 1998.................      6,597,371      $  9.01-13.75             $11.30
  Granted......................................      3,770,000         8.69-11.31               8.92
  Cancelled....................................       (110,024)        9.01-13.69              11.26
                                                    ----------      ------------------        ------

Outstanding at January 1, 1999.................     10,257,347      $  8.69-11.94             $ 9.73
  Granted......................................        475,000         8.44-11.25               9.03
  Exercised....................................       (975,094)        8.69- 9.91               9.33
  Cancelled....................................       (522,359)        8.69-11.94               9.44
                                                    ----------      ------------------        ------

Outstanding at December 31, 1999...............      9,234,894      $  8.44-11.94             $ 9.77
  Granted......................................      3,557,000         7.38-13.89              12.39
  Exercised....................................       (364,765)        7.38- 9.19               8.96
  Cancelled....................................       (438,007)        7.38- 9.91               9.46
                                                    ----------      ------------------        ------

Outstanding at December 29, 2000...............     11,989,122      $  7.38-13.89             $10.58
                                                    ==========      ==================        ======

    The Company has reserved 14,063,494 shares of common stock for options, of which 2,074,372 had not been granted at December 29, 2000, and are available for future issuance under the Plan. At December 29, 2000, December 31, 1999 and January 1, 1999, there were 7,950,705 options exercisable at a weighted average exercise price of $11.43, 5,415,212 options exercisable at a weighted average exercise price of $10.03, and 5,051,347 options exercisable at a weighted average exercise price of $9.84, respectively. The following table summarizes information with regard to stock options outstanding at December 29, 2000:

             EXERCISE                                                 WEIGHTED AVERAGE
               PRICE                 OPTIONS OUTSTANDING         REMAINING CONTRACTUAL LIFE
       ---------------------         -------------------         --------------------------
              $ 7.38                        266,000                   9.05 years
                8.13                         34,000                   9.51 years
                8.44                        100,000                   8.70 years
                8.69                        944,000                   7.94 years
                8.81                        100,000                   8.16 years
                8.94                         51,000                   9.55 years
                9.01                      4,616,122                   5.52 years
                9.13                         80,000                   9.05 years
                9.19                        206,000                   8.82 years
                9.44                         32,000                   8.96 years
               11.25                         15,000                   8.51 years
               11.94                      2,425,000                   6.77 years
               12.19                        120,000                   9.95 years
               12.63                      2,000,000                   9.89 years
               13.89                      1,000,000                   9.89 years

                          DAL-TILE INTERNATIONAL INC.

                               DECEMBER 29, 2000

9.  STOCK PLAN (CONTINUED)
    If the Company had elected to recognize compensation cost based on the fair value of the options granted at grant date, net income and earnings per share would have been reduced to the pro forma amounts indicated in the table below:

                                                               FISCAL YEAR ENDED
                                                 ----------------------------------------------
                                                  DECEMBER 29,     DECEMBER 31,     JANUARY 1,
                                                      2000             1999            1999
                                                 --------------   --------------   ------------
                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net income--as reported........................     $100,757         $73,763         $24,028
Net income--pro forma..........................       90,506          62,609          14,929
Earnings per share as reported--basic..........         1.83            1.36            0.45
                           --diluted...........         1.82            1.35            0.45
Earnings per share pro forma --basic...........         1.65            1.16            0.28
                           --diluted...........         1.63            1.15            0.28

    The weighted average fair value at date of grant for options granted during the fiscal years ended December 29, 2000, December 31, 1999 and January 1, 1999 was $5.01, $3.80 and $4.03 per option, respectively. The fair value of the options at the date of grant was estimated using the Black Scholes model with the following weighted average assumptions:

                                               FISCAL YEAR ENDED
                                 ----------------------------------------------
                                  DECEMBER 29,     DECEMBER 31,     JANUARY 1,
                                      2000             1999            1999
                                 --------------   --------------   ------------
Expected life (years)..........          3                3               3

Interest rate..................       5.66%            5.83%           5.25%

Volatility.....................       52.4%            55.0%           61.9%

Dividend yield.................       0.00%            0.00%           0.00%

    During 1997, the Company issued stock units under a stock appreciation rights agreement to certain executives which permitted the holders to receive values in excess of the base price of the unit at the date of grant. Payment of the excess was made in cash, stock or a combination of cash and stock at the discretion of the Board of Directors. The total value to be received was subject to a ceiling. During the fourth quarter of fiscal 1997, 2,710,000 stock units were granted at a base price of $9.01 per unit. The stock units vested at various dates through fiscal 2000. As of December 29, 2000, all of the units were either exercised or expired. The Company recorded compensation expense of approximately $58,000, $710,000 and $1,770,000 for the fiscal years ended December 29, 2000, December 31, 1999 and January 1, 1999, respectively.

10.  COMMITMENTS AND CONTINGENCIES

    The Company leases substantially all of its sales centers and various distribution, manufacturing and transportation equipment under noncancelable operating leases. Certain leases contain escalation

                          DAL-TILE INTERNATIONAL INC.

                               DECEMBER 29, 2000

10. COMMITMENTS AND CONTINGENCIES (CONTINUED) provisions and renewal options. The minimum aggregate annual lease payments subsequent to December 29, 2000 are as follows (in thousands):

2001........................................................  $ 25,520
2002........................................................    21,953
2003........................................................    16,888
2004........................................................    13,216
2005........................................................     9,624
Thereafter..................................................    16,798
                                                              --------
                                                              $103,999
                                                              ========

    Rental expense amounted to approximately $33,853,000, $34,040,000 and $33,269,000 for the fiscal years ended December 29, 2000, December 31, 1999 and January 1, 1999, respectively.

    The Company is subject to federal, state, local and foreign laws and regulations relating to the environment and to work places. Laws that affect or could affect the Group's United States operations include, among others, the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act and the Occupational Safety and Health Act. The Company believes that it is currently in substantial compliance with such laws and the regulations promulgated thereunder.

    The Company is involved in various proceedings relating to environmental matters. The Company, in the past, has disposed or arranged for the disposal of substances, which are now characterized as hazardous and currently is engaged in the cleanup of hazardous substances at certain sites. It is the Company's policy to accrue liabilities for remedial investigations and cleanup activities when it is probable that such liabilities have been incurred and when they can be reasonably estimated. The Company has provided reserves, which management believes are adequate to cover probable and estimable liabilities of the Company with respect to such investigations and cleanup activities, taking into account currently available information and the Company's contractual rights of indemnification. However, estimates of future response costs are necessarily imprecise due to, among other things, the possible identification of presently unknown sites, the scope of contamination of such sites, the allocation of costs among other potentially responsible parties with respect to any such sites and the ability of such parties to satisfy their share of liability. Accordingly, there can be no assurance that the Company will not become involved in future litigation or other proceedings or, if the Company were found to be responsible or liable in any litigation or proceeding, that such costs would not be material to the Company. The Company is also a defendant in various lawsuits arising from normal business activities.

    In the opinion of management, the ultimate liabilities likely to result from the contingencies described above are not expected to have a material adverse effect on the Company's consolidated financial condition, results of operations or liquidity.

11.  JOINT VENTURE

    In September of fiscal year 2000, the Company announced the formation of a joint venture with EmilCeramica, S.p.A., an Italian tile manufacturer. The joint venture, Dal Italia LLC, sells and distributes porcelain tile products for the North American market. Dal Italia LLC is 80% owned by the Company and included in its consolidated financial statements, and is 20% owned by EmilCeramica, S.p.A. Dal Italia LLC has a supply agreement with EmilCeramica S.p.A. in which porcelain tile products are purchased at cost plus transportation charges and then distributed and sold exclusively through the Company's sales service centers according to a distribution agreement between Dal Italia LLC and the Company. For the fiscal year ended December 29, 2000 transactions between Dal Italia LLC and the Company were immaterial.

                          DAL-TILE INTERNATIONAL INC.

                               DECEMBER 29, 2000

12.  GEOGRAPHIC AREA OPERATIONS

    The Company currently conducts its business in one industry segment, engaging in the manufacturing, distribution and marketing of tile (wall, floor, quarry and mosaic), natural stone and related products. The Company operates manufacturing facilities in the United States and Mexico and distributes products through wholly owned sales centers in the United States, Canada and Puerto Rico and nonaffiliated distributors in the United States and Mexico. Intercompany sales between geographic areas are accounted for at amounts that are generally above cost and in compliance with rules and regulations governing tax authorities. Such intercompany sales are eliminated in the consolidated financial statements.

    Financial information by geographical area is summarized below:

                                                                       FISCAL YEAR ENDED
                                                            ----------------------------------------
                                                            DECEMBER 29,   DECEMBER 31,   JANUARY 1,
                                                                2000           1999          1999
                                                            ------------   ------------   ----------
                                                                         (IN THOUSANDS)
Consolidated revenue:
Unaffiliated customers:
  United States...........................................    $905,426       $811,359      $716,075
  Mexico..................................................      32,554         28,936        25,242
  Other...................................................      14,176         10,273        10,468
                                                              --------       --------      --------
      Total consolidated revenue from unaffiliated
        customers.........................................    $952,156       $850,568      $751,785
                                                              ========       ========      ========
Intercompany revenue:
  United States...........................................    $  5,802       $  3,847      $  5,462
  Mexico..................................................      86,734         85,102        74,533
  Other...................................................          84             43            --
  Eliminations............................................     (92,620)       (88,992)      (79,995)
                                                              --------       --------      --------
      Total consolidated revenue..........................    $952,156       $850,568      $751,785
                                                              ========       ========      ========
Consolidated operating income:
  United States...........................................    $130,473       $102,641      $ 60,558
  Mexico..................................................       6,161         11,167        10,608
  Eliminations/other......................................         429            670           125
                                                              --------       --------      --------
      Total consolidated operating income.................    $137,063       $114,478      $ 71,291
                                                              ========       ========      ========
Consolidated identifiable assets:
  United States...........................................    $588,905       $568,374      $576,037
  Mexico..................................................      72,182         61,347        56,435
  Eliminations/other......................................       9,433          8,983         8,336
                                                              --------       --------      --------
      Total consolidated identifiable assets..............    $670,520       $638,704      $640,808
                                                              ========       ========      ========

                          DAL-TILE INTERNATIONAL INC.

                               DECEMBER 29, 2000

13.  CONDENSED UNCONSOLIDATED FINANCIAL STATEMENTS

    Provided below are the condensed unconsolidated financial statements of Dal-Tile International Inc.:

                                                            DECEMBER 29,   DECEMBER 31,
                                                                2000           1999
                                                            ------------   ------------
                                                                  (IN THOUSANDS)
Condensed balance sheets:
Cash......................................................    $     59       $     59
Other assets..............................................      24,644         21,459
Investment in Dal-Tile Group Inc., net of accumulated
  losses..................................................     188,609         80,289
                                                              --------       --------
Total assets..............................................    $213,312       $101,807
                                                              ========       ========
Other liabilities.........................................    $  1,004       $    863
Stockholders' equity......................................     212,308        100,944
                                                              --------       --------
Total liabilities and stockholders' equity................    $213,312       $101,807
                                                              ========       ========

                                                                       FISCAL YEAR ENDED
                                                            ----------------------------------------
                                                            DECEMBER 29,   DECEMBER 31,   JANUARY 1,
                                                                2000           1999          1999
                                                            ------------   ------------   ----------
                                                                         (IN THOUSANDS)
Condensed statements of operations:
Equity in net income of Dal-Tile Group Inc................    $103,124       $ 72,468       $24,140
Other expense (income)....................................       2,367         (1,295)           99
Interest expense..........................................          --             --            13
                                                              --------       --------       -------
Net income................................................    $100,757       $ 73,763       $24,028
                                                              ========       ========       =======
Condensed statements of cash flows:
Cash flow used in operating activities....................    $ (6,184)      $(10,464)      $   (80)

Financing activities:
Proceeds from issuance of stock...........................       6,184         10,640         1,113
Fees associated with stock registration...................          --           (176)         (876)
Repayment of long-term debt...............................          --             --          (157)
                                                              --------       --------       -------
Net increase (decrease) in cash...........................          --             --            --
Cash at beginning of period...............................          59             59            59
                                                              --------       --------       -------
Cash at end of period.....................................    $     59       $     59       $    59
                                                              ========       ========       =======

                          DAL-TILE INTERNATIONAL INC.

                               DECEMBER 29, 2000

14.  SUMMARY OF QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

    The following is a tabulation of the unaudited quarterly results of operations for the fiscal years ended December 29, 2000 and December 31, 1999:

                                                       FIRST      SECOND     THIRD      FOURTH
                                                      QUARTER    QUARTER    QUARTER    QUARTER
                                                      --------   --------   --------   --------
                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
Fiscal year ended December 29, 2000:
Net sales...........................................  $230,113   $244,981   $247,852   $229,210
Gross profit........................................   110,684    117,522    117,857    108,160
Operating income....................................    30,531     35,799     36,424     34,309
Net income..........................................    21,325     25,539     27,685     26,208
Per share:
  Net income
    Basic...........................................      0.39       0.47       0.50       0.48
    Assuming dilution...............................      0.39       0.46       0.50       0.47

Fiscal year ended December 31, 1999:
Net sales...........................................  $200,692   $219,303   $219,500   $211,073
Gross profit........................................    96,682    105,651    107,220    100,501
Operating income....................................    22,385     29,947     34,145     28,001
Net income..........................................    11,138     19,491     23,777     19,357
Per share:
  Net income
    Basic...........................................      0.21       0.36       0.44       0.35
    Assuming dilution...............................      0.21       0.36       0.43       0.35

    The sum of quarterly per share amounts does not necessarily equal the annual amount reported, as per share amounts are computed separately for each quarter and the full year based on respective weighted average basic common shares outstanding and weighted average shares outstanding assuming dilution.

                          DAL-TILE INTERNATIONAL INC.

                     CONSOLIDATED CONDENSED BALANCE SHEETS

                                 (IN THOUSANDS)

                                                              (UNAUDITED)
                                                               MARCH 30,    DECEMBER 29,
                                                                 2001           2000
                                                              -----------   ------------
ASSETS
Current Assets:
  Cash......................................................   $     927     $   1,477
  Trade accounts receivable, net of allowance of $3,165 at
    March 30, 2001 and $3,271 at December 29, 2000..........     117,904       104,352
  Inventories...............................................     152,458       140,246
  Prepaid expenses..........................................       5,668         5,702
  Other current assets......................................      19,932        25,222
                                                               ---------     ---------
Total current assets........................................     296,889       276,999

Property, plant, and equipment, at cost.....................     341,353       344,032
Less accumulated depreciation...............................    (119,769)     (119,343)
                                                               ---------     ---------
                                                                 221,584       224,689
Goodwill, net of accumulated amortization of $77,398 at
  March 30, 2001 and $76,202 at December 29, 2000...........     137,064       138,260
Tradename and other assets, net of accumulated amortization
  of $9,921 at March 30, 2001 and $9,373 at December 29,
  2000......................................................      28,766        30,572
                                                               ---------     ---------
Total assets................................................   $ 684,303     $ 670,520
                                                               =========     =========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Trade accounts payable....................................   $  38,195     $  32,766
  Accrued expenses..........................................      61,935        66,848
  Current portion of long-term debt.........................      59,511        55,761
  Income taxes payable......................................         904           542
  Deferred income taxes.....................................       1,734         4,779
                                                               ---------     ---------
Total current liabilities...................................     162,279       160,696
Long-term debt..............................................     259,467       276,017
Other long-term liabilities.................................      19,057        17,968
Deferred income taxes.......................................      13,634         3,531

Stockholders' Equity:
  Preferred stock, $.01 par value:
    Authorized shares--11,100,000; no issued or outstanding
      shares at March 30, 2001 and December 29, 2000........          --            --
  Common stock, $.01 par value:
    Authorized shares--200,000,000; issued and outstanding
      shares--55,736,347 at March 30, 2001 and 55,252,695 at
      December 29, 2000.....................................         558           553
  Additional paid-in capital................................     457,357       453,144
  Accumulated deficit.......................................    (155,870)     (172,338)
  Accumulated other comprehensive loss......................     (72,179)      (69,051)
                                                               ---------     ---------
Total stockholders' equity..................................     229,866       212,308
                                                               ---------     ---------
Total liabilities and stockholders' equity..................   $ 684,303     $ 670,520
                                                               =========     =========

   The accompanying notes are an integral part of the consolidated condensed financial statements.

                          DAL-TILE INTERNATIONAL INC.

                CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

                                                               THREE MONTHS ENDED
                                                              ---------------------
                                                              MARCH 30,   MARCH 31,
                                                                2001        2000
                                                              ---------   ---------
Net sales...................................................  $245,590    $230,113

Cost of goods sold..........................................   128,596     119,429
                                                              --------    --------

Gross profit................................................   116,994     110,684

Expenses:

  Transportation............................................    16,495      15,705

  Selling, general and administrative.......................    65,371      63,070

  Amortization of intangibles...............................     1,378       1,378
                                                              --------    --------

Total expenses..............................................    83,244      80,153
                                                              --------    --------

Operating income............................................    33,750      30,531

Interest expense, net.......................................     6,409       7,881

Other income (expense)......................................      (563)        177
                                                              --------    --------

Income before income taxes..................................    26,778      22,827

Income tax provision........................................    10,310       1,502
                                                              --------    --------

Net Income..................................................  $ 16,468    $ 21,325
                                                              ========    ========

BASIC EARNINGS PER SHARE

Net income per common share.................................  $   0.30    $   0.39
                                                              ========    ========

Average shares..............................................    55,576      54,809
                                                              ========    ========

DILUTED EARNINGS PER SHARE

Net income per common share.................................  $   0.29    $   0.39
                                                              ========    ========

Average shares..............................................    57,664      54,815
                                                              ========    ========

   The accompanying notes are an integral part of the consolidated condensed financial statements.

                          DAL-TILE INTERNATIONAL INC.

            CONSOLIDATED CONDENSED STATEMENT OF STOCKHOLDERS' EQUITY

                                 MARCH 30, 2001
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                                                ACCUMULATED
                                                    ADDITIONAL                     OTHER
                                          COMMON     PAID-IN     ACCUMULATED   COMPREHENSIVE
                                          STOCK      CAPITAL       DEFICIT         LOSS         TOTAL
                                         --------   ----------   -----------   -------------   --------
Balance at December 29, 2000...........    $553      $453,144     $(172,338)      $(69,051)    $212,308

Exercise of stock options and other....       5         4,213            --             --        4,218

Comprehensive Income:

  Net income...........................      --            --        16,468             --       16,468

  Unrealized gain (loss) on hedge
    instruments, net of tax............      --            --            --         (3,092)      (3,092)

  Foreign currency translation
    adjustments........................      --            --            --            (36)         (36)
                                                                                               --------

Total Comprehensive Income.............                                                          13,340
                                           ----      --------     ---------       --------     --------

Balance at March 30, 2001..............    $558      $457,357     $(155,870)      $(72,179)    $229,866
                                           ====      ========     =========       ========     ========

   The accompanying notes are an integral part of the consolidated condensed financial statements.

                          DAL-TILE INTERNATIONAL INC.

                CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                               THREE MONTHS ENDED
                                                              ---------------------
                                                              MARCH 30,   MARCH 31,
                                                                2001        2000
                                                              ---------   ---------
OPERATING ACTIVITIES

Net income..................................................   $16,468     $21,325

Adjustments to reconcile net income to net cash provided by operating activities:

  Depreciation and amortization.............................     7,166       6,393

  Deferred income tax provision.............................     7,008         308

  Other, net................................................       148        (376)

  Changes in operating assets and liabilities:

    Trade accounts receivable...............................   (13,689)    (15,411)

    Inventories.............................................   (12,095)     (1,099)

    Other assets............................................     6,876         562

    Trade accounts payable and accrued expenses.............     1,208       1,307

    Accrued interest payable................................      (985)      1,035

    Other liabilities.......................................    (1,804)     (2,603)
                                                               -------     -------

Net cash provided by operating activities...................    10,301      11,441

INVESTING ACTIVITIES

Expenditures for property, plant and equipment, net.........    (2,325)     (7,891)

FINANCING ACTIVITIES

Repayments of long-term debt................................   (66,550)    (69,500)

Borrowings under long-term debt.............................    53,750      62,900

Proceeds from issuance of common stock......................     4,218       2,141
                                                               -------     -------

Net cash used in financing activities.......................    (8,582)     (4,459)

Effect of exchange rate changes on cash.....................        56          80
                                                               -------     -------

Net decrease in cash........................................      (550)       (829)

Cash at beginning of period.................................     1,477       1,193
                                                               -------     -------

Cash at end of period.......................................   $   927     $   364
                                                               =======     =======

   The accompanying notes are an integral part of the consolidated condensed financial statements.

                          DAL-TILE INTERNATIONAL INC.
              NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
                                 (IN THOUSANDS)
                                  (UNAUDITED)

1.  BASIS OF PRESENTATION

    The operating results of Dal-Tile International Inc. for the three months ended March 30, 2001 reflect the results of operations of Dal-Tile International Inc. and its consolidated subsidiaries (the "Company") on the basis of a 52/53 week accounting cycle.

    The accompanying unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments, consisting of normal recurring adjustments necessary for a fair presentation of the financial position, results of operations and cash flow have been included. The results of operations for the three months ended March 30, 2001 are not necessarily indicative of the results that may be expected for the year ending December 28, 2001. For further information, refer to the consolidated financial statements and footnotes thereto included in the December 29, 2000 annual report on Form 10-K of the Company.

    Certain prior year amounts have been reclassified to conform to the 2001 presentation.

2.  EARNINGS PER SHARE

    Basic earnings per share are based on the average number of shares outstanding during each period presented. Diluted earnings per share are based on the average number of shares outstanding including any dilutive effects of options, warrants and convertible securities.

3.  COMPREHENSIVE INCOME

    Total comprehensive income includes net income, changes in the fair value of outstanding hedges, net of tax, and foreign currency translation adjustments. For the first quarter of 2001 and 2000, total comprehensive income was $13,340 and $21,330, respectively.

4.  INVENTORIES

    Inventories are as follows:

                                                        MARCH 30,   DECEMBER 29,
                                                          2001          2000
                                                        ---------   ------------
Raw Materials.........................................  $  9,968      $  9,599
Work-in-process.......................................     5,350         5,204
Finished goods........................................   137,140       125,443
                                                        --------      --------
                                                        $152,458      $140,246
                                                        ========      ========

5.  LONG-TERM DEBT

    Long-term debt consists of the following:

                                                        MARCH 30,   DECEMBER 29,
                                                          2001          2000
                                                        ---------   ------------
Term A Loan...........................................  $102,500      $115,000
Term B Loan...........................................   121,750       122,000
Revolving Credit Loan.................................    87,050        86,700
Other.................................................     7,678         8,078
                                                        --------      --------
                                                         318,978       331,778
Less current portion..................................    59,511        55,761
                                                        --------      --------
                                                        $259,467      $276,017
                                                        ========      ========

6.  INCOME TAXES

    The income tax provision for the first quarter of 2001 reflects an effective tax rate of approximately 38.5 percent compared to 6.6 percent for the first quarter of 2000. The increase in the effective rate for 2001 versus 2000 was mainly due to the impact of the reversal of the valuation allowance recorded against certain U.S. federal deferred tax assets.

7.  COMMITMENTS AND CONTINGENCIES

    The Company is subject to federal, state, local and foreign laws and regulations relating to the environment and to work places. Laws that affect or could affect the Company's United States operations include, among others, the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act and the Occupational Safety and Health Act. The Company believes that it is currently in substantial compliance with such laws and the regulations promulgated thereunder.

    The Company is involved in various proceedings relating to environmental matters. The Company, in the past, has disposed, or arranged for the disposal of, substances which are now characterized as hazardous and currently is engaged in the investigation and cleanup of hazardous substances at certain sites. It is the Company's policy to accrue liabilities for remedial investigations and cleanup activities when it is probable that such liabilities have been incurred and when they can be reasonably estimated. The Company has provided reserves, which management believes are adequate to cover probable and estimable liabilities of the Company with respect to such remedial investigations and cleanup activities, taking into account currently available information and the Company's contractual rights of indemnification. However, estimates of future response costs are necessarily imprecise due to, among other things, the possible identification of presently unknown sites, the scope of contamination of such sites, the allocation of costs among other potentially responsible parties with respect to any such sites and the ability of such parties to satisfy their share of liability. Accordingly, there can be no assurance that the Company will not become involved in future litigation or other proceedings or, if the Company were found to be responsible or liable in any litigation or proceeding, that such costs would not be material to the Company.

    The Company is also a defendant in various lawsuits arising from normal business activities. In the opinion of management, the ultimate liability likely to result from the contingencies described above is not expected to have a material adverse effect on the Company's consolidated financial condition, results of operations or liquidity.

                                                                     SCHEDULE II

                          DAL-TILE INTERNATIONAL INC.
                       VALUATION AND QUALIFYING ACCOUNTS
                                 (IN THOUSANDS)
  FISCAL YEARS ENDED DECEMBER 29, 2000, DECEMBER 31, 1999 AND JANUARY 1, 1999

    Allowance for Losses from Uncollectible Accounts and Customer Credits:

                             BALANCE AT       ADDITIONS
                            BEGINNING OF   CHARGED TO COSTS      (A)       BALANCE AT END
                               PERIOD        AND EXPENSES     DEDUCTIONS     OF PERIOD
                            ------------   ----------------   ----------   --------------
2000......................     $ 5,186         $ 2,126          $ 4,041       $ 3,271

1999......................       9,581           2,199            6,594         5,186

1998......................      13,160           7,024           10,603         9,581

------------------------

(a) Net of recoveries.

inside back cover:

MULTI-COLOR SLATE                                  MYTHOS

[kitchen scene with floor and wall natural         [office meeting room with unglazed
stone tiles, including tumbled slate on            porcelain floor tiles in several sizes and
backsplash]                                        colors to form pattern]

            FLOOR/WALL NATURAL STONE TILES                      UNGLAZED PORCELAIN FLOOR TILE

SONTERRA                                           COTTO ANTICO

[bathroom scene with glass mosaic wall             [kitchen using floor and wall glazed
tile]                                              porcelain tile on floor, wall, backsplash
                                                   and counter tops]
                    GLASS MOSAIC WALL TILE                   FLOOR/WALL GLAZED PORCELAIN TILE

               [daltile logo]                              [American Olean logo]

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.*

    In connection with the issuance and distribution of the securities being registered with this registration statement, we will bear the following estimated expenses, other than underwriting and commissions:

SEC registration fee........................................  $ 56,310
NASD filing fee.............................................    23,024
Accounting fees and expenses**..............................
Legal fees and expenses**...................................
Blue Sky expenses and counsel fees**........................
Printing and engraving expenses**...........................
Transfer Agent and Registrar's fees and expenses**..........
Miscellaneous expenses**....................................
                                                              --------
    Total...................................................  $
                                                              ========

       -------------------------------

        * Except for the SEC registration fee and the NASD filing fee, all the above expenses have been estimated.

        **  To be completed by amendment.

        ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

           Article SEVENTH of our certificate of incorporation provides as follows:

                "To the fullest extent permitted by the Delaware General Corporation Law as the same exists or may hereafter be amended, a Director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a Director."

           Section 145 of the General Corporation Law of the State of Delaware provides as follows:

           Under certain circumstances a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at its request in such capacity in another corporation or business association, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

           In a derivative action, i.e., one by or in the right of the corporation, indemnification may be made only for expenses actually and reasonably incurred by a director, officer, employee or agent of the corporation, or a person who is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or business association in connection with the defense or settlement of an action or suit, if such person has acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which the action or suit was brought shall determine upon application that the defendant is fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

           We have entered into agreements to provide indemnification for our directors in addition to the indemnification provided for in the our bylaws. These agreements, among other things, indemnify the directors, to the fullest extent provided by Delaware law, for certain expenses (including attorney's fees), losses, claims, liabilities, judgments, fines and settlement amounts incurred by the indemnitee in any action or proceeding, including any action by us or in our right, on account of services as a director or officer of any of our affiliates, or as a director or officer of any other company or enterprise that the indemnitee provides services to at our request.

        ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

           The following is a list of exhibits filed as part of the registration statement:

         1.1.           Form of Underwriting Agreement, among the Underwriters, the selling stockholders and Dal-Tile International Inc.*

         4.1.           Specimen form of certificate for common stock. (Filed as
                        Exhibit 4.1 to Dal-Tile's Registration Statement on Form S-1
                        (No. 333-5069) and incorporated herein by reference.)

         5.1.           Opinion of Fried, Frank, Harris, Shriver & Jacobson, counsel to Dal-Tile International Inc., as to the legality of the
                        securities being offered.*

         23.1           Consent of Fried, Frank, Harris, Shriver & Jacobson
                        (included in Exhibit 5.1).*

        23.2.           Consent of Ernst & Young LLP.

        24.1. Powers of Attorney (included on page II-4 of the Registration Statement).

    ----------------------------

    *   To be filed by amendment.

    ITEM 17. UNDERTAKINGS

        As far as indemnification for liabilities arising under the Securities Act may be permitted to any of our directors, officers and controlling persons pursuant to the above provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, this type of indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against these types of liabilities (other than the payment by us of expenses incurred or paid by one of our directors, officers or controlling persons in the successful defense of any action, suit or proceeding) is asserted by this director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether this indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        We undertake that:

            (1) For purposes of determining any liability under the Securities Act, each filing of our annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered in that registration statement, and the offering of such securities at that time shall be deemed to be the initial bona fide offering of those securities.

            (2) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the company pursuant to Rule 424(b)(1) or
    (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

            (3) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered in that registration statement, and the offering of such securities at that time shall be deemed to be the initial bona fide offering of those securities.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, we certify that we have reasonable grounds to believe we meets all requirements for filing on Form S-3 and have duly caused this registration statement to be signed on our behalf by the undersigned, who is duly authorized, in the city of Dallas, State of Texas on the 18th day of April, 2001.

                                                       DAL-TILE INTERNATIONAL INC.

                                                       By:  /s/ MARK A. SOLLS
                                                            -----------------------------------------
                                                            Name: Mark A. Solls
                                                            Title:  VICE PRESIDENT, GENERAL COUNSEL
                                                            AND SECRETARY

                               POWER OF ATTORNEY

    The undersigned directors and officers of Dal-Tile International Inc. hereby constitute and appoint Jacques R. Sardas and Mark A. Solls and each of them with full power to act without the other and with full power of substitution and resubstitution, our true and lawful attorneys-in-fact with full power to execute in our name and behalf in the capacities indicated below this Registration Statement on Form S-3 and any and all amendments to this Registration Statement and to sign any and all additional registration statements relating to the same offering of securities as this Registration Statement that are filed pursuant to Rule 462(b) of the Securities Act of 1933, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission and hereby ratify and confirm that all such attorneys-in-fact, or any of them, or their substitutes shall lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the date first above indicated:

                      SIGNATURE                                    TITLE                             DATE
                      ---------                                    -----                             ----
                /s/ JACQUES R. SARDAS                  President, Chief Executive
     -------------------------------------------         Officer and Chairman of the            April 18, 2001
                  Jacques R. Sardas                      Board of Directors

                                                       Executive Vice President,
             /s/ W. CHRISTOPHER WELLBORN                 Chief Financial Officer and
     -------------------------------------------         Treasurer (Principal                   April 18, 2001
               W. Christopher Wellborn                   Financial and Accounting
                                                         Officer)

             /s/ CHARLES J. PILLIOD, JR.
     -------------------------------------------       Director                                 April 18, 2001
               Charles J. Pilliod, Jr.

                /s/ MARTIN C. MURRER
     -------------------------------------------       Director                                 April 18, 2001
                  Martin C. Murrer

               /s/ DOUGLAS D. DANFORTH
     -------------------------------------------       Director                                 April 18, 2001
                 Douglas D. Danforth

                 /s/ VINCENT A. MAI
     -------------------------------------------       Director                                 April 18, 2001
                   Vincent A. Mai

              /s/ NORMAN E. WELLS, JR.
     -------------------------------------------       Director                                 April 18, 2001
                Norman E. Wells, Jr.

                 /s/ JOHN F. FIEDLER
     -------------------------------------------       Director                                 April 18, 2001
                   John F. Fiedler

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                                          DESCRIPTION
-------                                         -----------
 1.1.                   Form of Underwriting Agreement, among the Underwriters, the selling stockholders and Dal-Tile International Inc.*

 4.1.                   Specimen form of certificate for common stock. (Filed as
                        Exhibit 4.1 to Dal-Tile's Registration Statement on Form S-1
                        (No. 333-5069) and incorporated herein by reference.)

 5.1.                   Opinion of Fried, Frank, Harris, Shriver & Jacobson, counsel to Dal-Tile International Inc., as to the legality of the
                        securities being offered.*

 23.1                   Consent of Fried, Frank, Harris, Shriver & Jacobson
                        (included in Exhibit 5.1).*

 23.2.                  Consent of Ernst & Young LLP.

 24.1. Powers of Attorney (included on page II-4 of the Registration Statement).

------------------------

*   To be filed by amendment.